As filed with the Securities and Exchange Commission on November 21, 2007

Registration No. 333-147275

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISIONCHINA MEDIA INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1/F Block No.7 Champs Elysees

Nongyuan Road, Futian District

Shenzhen 518040

People’s Republic of China

(86-755) 8293-2222

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 664-1666

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris Lin, Esq. Simpson Thacher & Bartlett LLP 29/F, China Merchants Tower 118 Jianguo Road, Chaoyang District Beijing 100022, China (86-10) 8567-2999	Z. Julie Gao, Esq. Latham & Watkins LLP 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong (852) 2522-7886

Approximate date of commencement of proposed sale to the public:    as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Amount to be registered	Proposed maximum offering price per common share (3)		Proposed maximum aggregate offering price (3)		Amount of registration fee
Common shares, par value $0.0001 per share	15,525,000	US$	11.50	US$	178,537,500	US$	5,482	(4)

(1)	American depositary shares issuable upon deposit of the common shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No.333-147272). Each American depositary share represents one common share.
(2)	Includes (i) common shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (ii) common shares that may be purchased by the underwriters pursuant to an option to purchase additional common shares represented by American depositary shares. These common shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Of this amount, US$3,070 was paid when the registration statement was initially filed on November 9, 2007 and US$2,412 has been paid on the date hereof.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 21, 2007

13,500,000 American Depositary Shares

VISIONCHINA MEDIA INC.

Representing 13,500,000 common shares

This is an initial public offering of American depositary shares, or ADSs, of VisionChina Media Inc., or VisionChina. VisionChina is offering 13,500,000 ADSs. Each ADS represents one common share, par value $0.0001 per share, of VisionChina.

Prior to this offering, there has been no public market for the ADSs or the common shares. We anticipate the initial public offering price will be between $9.50 and $11.50 per ADS. We have applied to list the ADSs on the Nasdaq Global Market under the symbol “VISN.”

See “ Risk Factors” beginning on page 11 to read about risks you should consider before buying the ADSs.

	Initial public offering price	Underwriting discounts and commissions	Proceeds, before expenses, to VisionChina
Per ADS	US$	US$	US$
Total	US$	US$	US$

The underwriters have an option to purchase up to 2,025,000 additional ADSs from the selling shareholders disclosed in this prospectus at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of ADSs.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2007.

Credit Suisse	Merrill Lynch & Co.

CIBC World Markets	Susquehanna Financial Group, LLLP

The date of this prospectus is                     , 2007

Vision China Media 華視傳媒

| Vision in Action | 爲理想 行動起來 |

We Believe We Operate China's Largest Out-of-Home Advertising Network Using Mobile Digital Television Broadcasts on Mass Transportation Systems

Mobile Digital Television Advertising Network Cities
Direct Investment cities
Exclusive Cities
Stationary Advertising Platform Cities
* (Effective Oct 1, 2007)
** (Effective Jan 1, 2008)
Harbin
Changchun
Beijing
Dalian
Zhengzhou
Nanjing
Changzhou
Wuxi
Suzhou
Chengdu
Wuhan
Ningbo
Guangzhou
Shenzhen

Our network reaches 26 million mainstream consumers daily

Exclusive and long-term contractual agreements with local mobile television and transportation companies

Ability to deliver time-specific and location-based advertisements and content to targeted demographics

Real-time news, stock quotes, traffic and entertainment programs

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of the date of this prospectus.

Until                     , 2007 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

VisionChina Media Inc.

Our Business

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. We operate our advertising business in China through our consolidated affiliated entity, China Digital Mobile Television Co., Ltd., or CDMTV, due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries. Our relationships with CDMTV and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive substantially all of the economic benefits from CDMTV. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and other selected locations that receive mobile digital television broadcasts of real-time content and advertising. As of September 30, 2007, our network covered 14 economically prosperous cities in China and consisted of approximately 33,000 digital television displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. As a supplement to our mobile digital television advertising network, we also operate a stationary advertising platform in subway stations in two major cities in China, Guangzhou and Shenzhen.

We believe that our network delivers substantial value for our advertising clients by reaching the targeted mobile audience in an enclosed environment conducive to capturing their attention. We also believe that the combination of our advertising content along with real-time news and stock quotes, weather and traffic updates, sports highlights and other programs displayed on our network makes the audience more receptive to the advertisements on our network and ultimately makes the advertisements more effective for our advertising clients. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.

We currently place our digital television displays primarily on buses. As many urban areas in China face increasing traffic congestion, many people endure a long average daily commute time. Therefore, we believe that our network offers our clients the advantages of both traditional television and out-of-home advertising media by capturing the attention of the audience in out-of-home locations with real-time broadcasts of programs.

We principally derive revenues by selling advertising time during breaks in between the programs on our network. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors including the number of installed displays, population, demand and consumer purchasing power.

We use the following business models for our mobile digital television advertising operations in China:

•

Exclusive agency model refers to our arrangements in seven cities, Beijing, Chengdu, Guangzhou, Nanjing, Ningbo, Shenzhen and Wuxi. In Beijing, Chengdu, Guangzhou, Nanjing, Ningbo and Shenzhen, we have entered into an exclusive advertising agency agreement with the partner local mobile digital television company that gives us the exclusive right to sell all of the advertising time on the city’s existing mobile digital television network located on buses with terms ranging from four years to twelve years. Our exclusive agency agreements with our direct investment entities in Chengdu and Ningbo will become effective on January 1, 2008. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi.

•

Direct investment model refers to our arrangements in 11 cities where we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a minority equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this prospectus. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In some of our cities, such as Chengdu, Ningbo, Shenzhen and Wuxi, we have entered into an exclusive agency agreement with our direct investment entity to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time from our direct investment entities and resell them to our advertising clients. This model also facilitates our entry into other advertising media platforms such as displays located in government buildings.

•

Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China.

Through September 30, 2007, more than 230 advertisers had purchased advertising time on our network either directly or through an advertising agent. We have the ability to place advertisements in one or more cities, both within and beyond our network, according to their demands. As of September 30, 2007, we have placed advertisements in 26 cities across China. Our top two international brand name advertisers, Yum! Brands, Inc. (whose brand portfolio includes KFC, Pizza Hut and Taco Bell) and Spalding Group, in aggregate accounted for approximately 7% of our advertising service revenues for the nine months ended September 30, 2007. Our top five domestic brand name advertisers, China Citic Bank, Guangxi Wuzhou Pharmaceutical Group Co., Ltd., Hangzhou Minsheng Pharmaceutical Group Co., Ltd., Nice Group Co., Ltd. and Jilin Wutaigankang Pharmaceutical Industry Co. in aggregate accounted for approximately 31% of our advertising service revenues for the nine months ended September 30, 2007. We have grown significantly since our inception in April 2005. We generated total revenues of US$3.9 million in 2006 and US$17.4 million for the nine months ended September 30, 2007. We achieved net income of US$3.7 million in the nine months ended September 30, 2007, but we incurred a net loss of US$4.1 million for the year ended December 31, 2006.

Our Industry

China has the largest advertising market in Asia, excluding Japan, and it is one of the largest and fastest-growing advertising markets in the world, according to ZenithOptimedia. The advertising market in China grew in recent years as a result of, among other factors, the rapid increase in disposable income and consumption of urban residents in China. The National Bureau of Statistics of China reported that the annual disposable income per capita in urban households increased from RMB7,703 in 2002 to RMB11,759 in 2006, representing a compound annual growth rate, or CAGR, of 11.2%. In Beijing, Guangzhou and Shenzhen, where we have major operations, the urban household annual disposable income per capita in 2006 was RMB19,978, RMB19,851 and RMB22,567, respectively, representing a level significantly above the national average.

We believe that as people living in China’s major cities become more mobile due to their increased business activities, advertisers will be more willing to allocate a larger portion of their advertising budgets to reach consumers using mass transportation systems. According to a study commissioned by us and conducted by CTR Market Research, or CTR, an independent research institution, in September 2007, a total of over 25 million trips were taken daily on public buses with mobile digital television displays in Beijing, Changchun, Chengdu, Dalian, Harbin, Nanjing, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou. We have mobile digital television advertising operations in each of these cities either through exclusive agency arrangements, direct investment entities, or both.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

•	The largest mobile digital television advertising network operator covering mass transportation in China based on the number of displays;

•	Real-time ability to deliver time-specific and location-based content and advertising;

•	Exclusive and long-term contractual arrangements;

•	Highly effective advertising solution with content; and

•	Strong management and sales team with extensive experience.

Our Strategies

Our objectives are to strengthen our position as the largest mobile digital television advertising network and to become a provider of comprehensive digital media advertising services in China. We intend to achieve these objectives by implementing the following strategies:

•	Expand the coverage and penetration of our network;

•	Maximize our average revenues per hour;

•	Continue to pursue exclusive arrangements with additional mobile digital television companies;

•	Continue to explore new digital media technologies and techniques in order to enhance the effectiveness of our network;

•	Expand our network to other advertising media platforms; and

•	Pursue strategic relationships and acquisitions.

Our Challenges

We face risks and uncertainties, including those relating to:

•	our history of incurring losses and the possibility that we may be unable to achieve and sustain profitability in the future;

•	acceptance by advertisers of mobile digital television installed on mass transportation systems as part of their marketing strategy;

•

our ability to establish and maintain business relationships with our local operating partners, and our and their ability to establish and maintain business relationships with mass transportation companies;

•	our ability to manage our growth;

•	our reliance on our contractual arrangements with CDMTV and its shareholders to conduct our advertising business in China;

•	our ability to respond to competitive pressures; and

•	uncertainties with respect to government controls and regulations relating to the mobile digital television and advertising industries.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these risks and uncertainties.

Corporate Structure

We commenced operations in 2005 through CDMTV, a company established in China, and its subsidiaries and affiliates. In January 2006, we established a holding company, CDMTV Holding Company, under the laws of the Cayman Islands as part of our effort to raise capital from investors outside of China. On August 13, 2007, we changed our name to VisionChina Media Inc.

The following diagram illustrates our corporate structure as of the date of this prospectus:

VisionChina Media Inc.
(Cayman Islands)
Outside China
100%
Inside China
China Digital Technology Consulting (Shenzhen) Co., Ltd.
Limin Li
Yanqing Liang
70%
30%
100%
China Digital Mobile Television Co., Ltd.
Shenzhen HDTV Industrial Investment Co., Ltd.
90%
10%
Beijing Beiguang Media Mobile Television Advertising Co. Ltd.
Beijing Hua Jingshi Media Advertising Co., Ltd.
Beijing Hua Meishi Advertising Co., Ltd.
Nanjing Hua Meishi Advertising Co., Ltd.
Nanjing Media Culture Co., Ltd.
Shenzhen Hua Meishi Advertising Co., Ltd.
Shenzhen Huashixin Advertising Co., Ltd.
14%
Wuxi Guangtong Digital Mobile Television Co., Ltd.
50%
Guangzhou Jinojian Multimedia Information Technology Co. Ltd.
49%
Jilin Mobile Television Co., Ltd.
Harbin China Mobile Television Co., Ltd.
Dalian Mobile Digital Television Co., Ltd.
Henan Cable China Mobile Television Co., Ltd.
Hubei China Mobile Television Co., Ltd.
Suzhou China Mobile Television Co., Ltd.
Changzhou China Digital Mobile Television Co., Ltd.
Ningbo China Digital Mobile Television Co., Ltd.
Chengdu China Digital Mobile Television Co., Ltd.
25%
Shenzhen Mobile Television Co., Ltd.
Equity interest
Contractual arrangements

Corporate Information

Our principal executive offices are located at 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China. Our telephone number at this address is (86 755) 8293-2222 and our fax number is (86 755) 8298-1111. Our registered office in the Cayman Islands is located at the offices of M&C Corporate Services Limited, P.O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.visionchina.cn. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to our American depositary shares, each of which represents one common share, and “ADRs” refers to the American depositary receipts that may evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•

“local operating partners” refers to the local television stations with which we established our direct investment entities, or the local mobile digital television operating companies with which we entered into exclusive agency agreements or from which we buy advertising time;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “common shares” refers to our common shares; “preferred shares” refers to our Series A convertible redeemable preferred shares and Series B convertible preferred shares; and

•

“we,” “us,” “our company,” “our” and “VisionChina” refer to VisionChina Media Inc., a Cayman Islands company, its predecessor entities and subsidiary, and its consolidated affiliated entities, including CDMTV and its subsidiaries. Although VisionChina does not directly or indirectly own any equity interest in CDMTV, VisionChina effectively controls CDMTV through a series of contractual arrangements. We treat CDMTV as a variable interest entity and have consolidated its financial results in our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

The Offering

Offering price	We estimate that the initial public offering price will be between US$9.50 and US$11.50 per ADS.

ADSs offered by us	13,500,000 ADSs.

Total ADSs offered	13,500,000 ADSs.

Common shares outstanding immediately after this offering	68,349,838 common shares.

The ADSs	Each ADS represents one common share, par value US$0.0001 per share.

•	The depositary will hold the common shares underlying your ADSs. You will have the rights as provided in the deposit agreement.

•	If, however, we declare dividends on our common shares, the depositary will pay you the cash dividends and other distributions it receives on our common shares, after deducting its fees and expenses.

•	You may turn in your ADSs to the depositary in exchange for common shares. The depositary will charge you fees for any exchange.

•	We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section of this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	The selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 2,025,000 additional ADSs.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 1,080,000 ADSs to certain business associates of our company and other persons through a directed share program.

Use of proceeds

Our net proceeds from this offering are expected to be approximately US$128.3 million, assuming an initial public offering price per ADS of US$10.50, the mid-point of the estimated public offering price range set forth on the cover of this prospectus after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering to fund capital expenditures in connection with the expansion of our advertising network and operations and for general corporate purposes, including funding possible acquisitions of complementary businesses, although we are not currently negotiating any such transactions. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sales of the ADSs by the selling shareholders.

Lock-up

We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors and all of our institutional shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Listing

We have applied to list the ADSs on the Nasdaq Global Market under the symbol “VISN.” The ADSs will not be listed on any other exchange or traded on any automated quotation system. Our shares will not be listed on any exchange or traded on any automated quotation system.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	The Bank of New York.

Custodian	The Hong Kong and Shanghai Banking Corporation Limited.

The number of common shares that will be outstanding immediately after this offering:

•	assumes the conversion of all outstanding preferred shares into 32,139,088 common shares immediately prior to the completion of this offering;

•	excludes 5,067,889 common shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$3.82 per share; and

•	excludes common shares reserved for future issuances under our share incentive plan.

Our Summary Condensed Consolidated Financial and Operating Data

The following summary condensed consolidated statement of operations for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 and the condensed consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, and are prepared and presented in accordance with U.S. GAAP. The following summary condensed consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the condensed consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. You should read the following information in conjunction with our consolidated financial statements and related notes, “Selected Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Period from April 8, 2005 (date of inception) to December 31, 2005	For the Year Ended December 31, 2006	For the Nine Months Ended September 30,
			2006	2007
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues:
Advertising service revenues	—	2,033,284	892,323	15,802,593
Advertising equipment revenues	290,521	1,839,598	962,375	1,570,662

Total revenues	290,521	3,872,882	1,854,698	17,373,255

Gross profit (loss)	29,017	(1,734,094)	(329,628)	7,373,967

Operating expenses	386,215	2,067,291	1,332,242	2,966,899
Government grant	—	125,953	—	—
Loss from equity method investees	(104,475)	(469,841)	(230,513)	(779,792)

Operating profit (loss)	(461,673)	(4,145,273)	(1,892,383)	3,627,276
Interest income	45,264	98,873	66,208	97,283
Other expenses	—	(22,608)	(15,081)	(63,835)

Net income (loss)	(416,409)	(4,069,008)	(1,841,256)	3,660,724
Deemed dividend on convertible redeemable preferred shares	—	1,583,333	996,263	4,588,152

Net loss attributable to holders of common shares	(416,409)	(5,652,341)	(2,837,519)	(927,428)

Net loss per common share:
Basic	(0.02)	(0.26)	(0.13)	(0.04)
Diluted	(0.02)	(0.26)	(0.13)	(0.04)
Shares used in computation of net loss per share:
Basic	22,000,000	22,000,000	22,000,000	22,000,000
Diluted	22,000,000	22,000,000	22,000,000	22,000,000
Pro forma income (loss) per share on an as converted basis(1):
Basic		(0.13)		0.08
Diluted		(0.13)		0.08
Shares used in computation of pro forma per share amount on an as converted basis(1):
Basic		32,306,849		44,706,361
Diluted		32,306,849		45,154,212
Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576	—	22,784
Selling and marketing expenses	—	5,374	—	67,171
General and administrative expenses	—	35,802	—	32,436

(1)	Pro forma net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares outstanding resulting from the assumed conversion upon the closing of this offering of the outstanding convertible redeemable preferred shares.

	As of December 31, 2006	As of September 30, 2007
	Actual	Actual	As adjusted(1)
	(US$)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	5,215,693	29,513,127	157,840,627
Total assets	17,043,776	64,699,986	193,027,486
Total current liabilities	1,241,783	5,532,740	5,532,740
Total shareholders’ equity	581,666	1,094,328	187,494,746

(1)	Our consolidated balance sheet data as of September 30, 2007 is adjusted to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 32,139,088 common shares immediately prior to the closing of this offering and (ii) the issuance and sale of 13,500,000 common shares in the form of ADSs by us in this offering, assuming an initial public offering price of $10.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ equity by US$12.6 million.

	As of
	December 31, 2005	December 31, 2006	September 30, 2007
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	—	9,291	22,873
Direct investment cities	667	7,518	10,711

Total	667	16,809	33,584

Number of digital displays in our stationary advertising platform	—	—	208

	For the Year Ended December 31, 2006	For the Nine Months Ended September 30,
		2006	2007
Total hours of broadcasting(1)	30,640	20,126	54,017
Average revenues per hour(1)(2) (US$)	56	34	282

(1)	Includes all of the cities in our network and stationary advertising platform.
(2)	We calculate average revenues per hour by dividing our advertising service revenues derived from our network and stationary advertising platform by the total hours of broadcasting in the cities of our network and stationary advertising platform.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We have a limited operating history, which may make it difficult for you to evaluate our business and prospects.

We began operations in April 2005. We entered into our first direct investment arrangement in Chengdu in May 2005, and we secured our principle exclusive mobile digital television advertising agency arrangements in Beijing and Shenzhen in October and December 2006, respectively. Accordingly, we have a very limited operating history upon which you can evaluate the viability and sustainability of our business and its acceptance by advertisers and consumers. It is also difficult to evaluate the viability of our mobile digital television advertising network on mass transportation systems because we do not have sufficient experience to address the risks frequently encountered by early stage companies using new forms of advertising media and entering new and rapidly evolving markets. These circumstances may make it difficult for you to evaluate our business and prospects. In addition, due to our short operating history and recent additions to our management team, some of our senior management and employees have only worked together at our company for a relatively short period of time. As a result, it may be difficult for you to evaluate the effectiveness of our senior management and other key employees and their ability to address future challenges to our business.

We have a history of losses; we may not become profitable and may not sustain or increase profitability in the future.

For the period from April 8, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006, we had a net loss of US$0.4 million and US$4.1 million, respectively. Although we generated net income for the first time during the second quarter of 2007 and our net income amounted to US$3.7 million in the nine months ended September 30, 2007, we may not achieve or sustain profitability on a quarterly or annual basis in the future. Our ability to be profitable will be contingent, in part, on the amount of our operating expenses, which we expect will increase as we expand our business. If we fail to increase our revenues at our anticipated rates or our operating expenses increase without a commensurate increase in our revenues, our business, financial condition and results of operations will be negatively affected.

If PRC regulators order one or more of our local operating partners to stop their mobile digital television operations due to violations of applicable regulations, our operations would be harmed and our financial condition and results of operations would be materially and adversely affected.

On March 27, 2006, the PRC State Administration of Radio, Film and Television, or SARFT, promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice. The March 2006 Notice regulates experimental mobile digital television operations and primarily contains the following provisions:

•	no experimental mobile digital television operations shall be conducted without approval of SARFT;

•	no formal operation of mobile digital television shall be conducted before the establishment and adoption of national standards for mobile digital television;

•	after the adoption of the national digital mobile television standards, all mobile digital television operations must comply with such national standards; and

•

existing mobile television network operations must apply for SARFT approval before April 30, 2006, and must stop operating as of June 15, 2006 if they fail to submit their applications by April 30, 2006 or their applications are disapproved by SARFT.

These regulations apply directly to our local mobile television operating partners because they operate mobile television networks, and SARFT and its local branches have the authority to order any mobile television operators who have violated the March 2006 Notice or other applicable laws to stop operating their mobile television networks.

Grandall Legal Group, our PRC legal counsel, has advised us that, since the mobile digital television industry is relatively new in China, there are significant uncertainties regarding the implementation and interpretation of the laws, rules and regulations applicable to mobile digital television operations, including the March 2006 Notice. Furthermore, the mobile digital television industry is encouraged under the “Eleventh Five-Year Plan” (2006 – 2010) of the PRC government. To date, our local mobile television operating partners in Shenzhen, Beijing, Zhengzhou, Guangzhou and Ningbo have obtained SARFT approvals for operating mobile digital television networks in these cities. However, our local operating partners in cities other than those five cities are currently in violation of the March 2006 Notice by operating mobile digital television networks without the required approval from SARFT. Because our local mobile television operating partners in such cities (except in Changzhou and Dalian) submitted applications to SARFT before April 30, 2006 as required under the March 2006 Notice and none of the applications has been rejected by SARFT as of the date hereof, Grandall Legal Group has advised us that it believes that there is no substantial or material risk that the operations of local mobile digital television networks in these cities will be ordered to stop. We cannot assure you, however, that SARFT or its local branches will not order any of our local operating partners to stop their operations. If any of our local operating partners are ordered to stop their mobile digital television operations, we may not be able to continue our advertising business in the affected city through other media or channels at acceptable costs, or at all. In that case, our business, financial condition and results of operations would be materially and adversely affected.

The mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not comply with the newly adopted PRC national standards for mobile digital television operations. If and when our local mobile television operating partners and our direct investment entities are required to comply with the national standards, we may spend significant capital and other resources.

Our local operating partners have adopted two different digital television technology standards in operating their networks. In addition, our direct investment entities have installed digital television receivers that were made in conformity with the technology standards our local operating partners have adopted. The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System, or the National Standard, was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. Under the March 2006 Notice, all of our local operating partners must adopt the National Standard for their mobile digital television operations. As of the date of this prospectus, the mobile digital television network of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners are not in compliance with the National Standard. Our direct investment entities and our local operating partners will be required to spend significant capital and other resources on new equipment to bring their operations in compliance with the National Standard. Under our exclusive advertising agency agreements, we are responsible for the portion of such expenditures relating to the displays. Neither the March 2006 Notice nor the National Standard provides a specific timeline for full compliance with the National Standard. In addition, the components necessary for mobile digital television operators to comply with the National Standard currently are not readily available in China. Therefore, we are unable to accurately estimate the amount of capital expenditures required for us to comply with the National Standard. Furthermore, during the period when new technology and equipment are installed, no programming or advertising can be broadcast, which will disrupt our advertising business. If the PRC regulatory authorities set a tight time table for the compliance with the National Standard or if the purchase of equipment required for such compliance involves substantial expenditure, our business, financial condition and results of operations would be materially and adversely affected.

We may be subject to, and may expend significant resources in defending against, government actions and civil suits based on the content and services we provide through our mobile digital television advertising network.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours and our local operating partners’, to ensure that the content of the advertisements they prepare or distribute is fair, accurate and in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for its advertising business operations.

As an operator of an advertising medium, we are obligated under PRC laws, rules and regulations to monitor the advertising content aired on our network or stationary advertising platform for compliance with applicable laws. Although the advertisements shown on our network generally have previously been broadcast over public television networks and have been subjected to internal review and verification by these broadcasters, we are required to separately and independently review and verify these advertisements for content compliance before displaying these advertisements. In addition, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that the advertisers have obtained requisite government approvals including the advertiser’s operating qualifications, proof of quality inspection of the advertised products, government pre-approval of the contents of the advertisement and filing with the local authorities. We employ, and our local direct investment entities are required by the applicable PRC laws, rules and regulations to employ, qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. We endeavor to comply with such requirements, including by requesting relevant documents from the advertisers. Our reputation will be tarnished and our results of operations may be adversely affected if advertisements shown on our mobile digital television advertising network or stationary advertising platform are provided to us by our advertising clients in violation of relevant PRC content laws and regulations, or if the supporting documentation and government approvals provided to us by our advertising clients in connection with such advertising content are not complete, or if the advertisements that our local operating partners have broadcast on our network have not received required approvals from the relevant local supervisory bodies, or if the advertisements are not content compliant.

All forms of outdoor advertisements must be registered before dissemination with the local branches of the State Administration of Industry and Commerce, or SAIC, which regulates advertising companies, and advertising distributors are required to submit a registration application form as well as the content of the advertisement to the local SAIC branch in order to receive an advertising registration certificate. The applicable PRC laws and regulations are not clear as to whether advertising on public transportation systems or other out-of-home locations would be considered outdoor advertising. In practice, local SAIC branches have discretion in determining whether such advertising constitutes outdoor advertising which would require registration with the relevant local SAIC branch. Local SAIC branches in different regions of the PRC may reach different conclusions with respect to this issue and such conclusions may also be subject to further revisions or amendments. Our PRC legal counsel, Grandall Legal Group, has advised us that local SAIC branches in nine of the cities where we operate our advertising business, namely Changchun, Dalian, Guangzhou, Harbin, Nanjing, Shenzhen, Suzhou, Wuxi and Zhengzhou, require that advertising on public transportation systems or other out-of-home locations be registered as outdoor advertising. We would need our local operating partners’ cooperation to effect the required registrations. Our direct investment entities in Changchun, Harbin and Zhengzhou have completed the required registrations. Our direct investment entities in Dalian and Suzhou and our local operating partner in Shenzhen are in the process of completing the required registration. However, our local operating partners in Guangzhou, Nanjing and Wuxi have advised us that they do not believe such registrations are necessary. If advertising on public transportation systems or other out-of-home locations is determined by a local SAIC branch to be outdoor advertising and a registration is not effected as required by the local SAIC branch, our local operating partner or direct investment entity in the jurisdiction city of the local SAIC branch would be subject to a fine and may be ordered to stop disseminating the advertisements and as a result, our business in that city would be materially and adversely affected, which may have a material and adverse effect in our overall business.

Moreover, civil claims may be filed against us for fraud, defamation, subversion, negligence, copyright or trademark infringement or other violations due to the nature and content of the information displayed on our advertising network. If viewers find the content displayed on our advertising network to be offensive, bus and subway companies that display our content on their buses and subway platforms may seek to hold us responsible for any claims by their passengers or they may terminate their relationships with us.

In addition, if the security of the broadcasting network we use to send our signals is breached despite the efforts of our local operating partners to ensure the security of the content management system, and unauthorized images, text or audio sounds are displayed on our advertising network, viewers or the PRC government may find these images, text or audio sounds to be offensive, which may subject us to civil liability or government censure. Any such event may also damage our reputation. If our advertising viewers do not believe our content is reliable or secure, our business model may become less appealing to viewers in China and our advertising clients may be unwilling to place advertisements on our advertising network.

If SARFT determines that the regulations on radio and television advertising operation are applicable to advertising on mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.

SARFT promulgated Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting on all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. On average, approximately 11% of the total broadcasting time each day on our network was sold for advertising for the nine months ended September 30, 2007. Grandall Legal Group, our PRC counsel, has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof, SARFT has not indicated that this regulation shall apply to mobile digital television. As a result, we believe that this regulation is not applicable to the mobile digital television industry. However, SARFT may determine that this regulation is applicable to the mobile digital television industry or promulgate new rules that are similar to this regulation to regulate or restrict the advertising time of mobile digital television networks. If any of these events occur, the total advertising time on our network will be limited and, as a result, our business and prospects could be materially and adversely affected.

Our failure to maintain relationships with local television stations or local mobile digital television companies would harm our business and prospects.

Our ability to generate revenues from advertising sales depends largely upon our ability to air advertisements on large mobile digital television networks on mass transportation systems in economically prosperous cities. This, in turn, requires that we develop and maintain business relationships with local television stations, local mobile digital television companies, local governments, and mass transportation services through which we obtain programming, broadcasting and space for our mobile digital television advertising networks. We currently provide advertising services through approximately 33,000 digital displays in 14 economically prosperous cities in China. We have entered into seven exclusive advertising agency arrangements and 11 direct investment arrangements. We cannot assure you that we can maintain these relationships on satisfactory terms, or at all. Our local operating partners may unilaterally terminate our agreements with them before the expiration of these agreements if there are events of force majeure or if we have breached the agreements. For example, our agreement with our local operating partner in Beijing requires us to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner in Beijing and the local bus company in Beijing. If we fail to perform our contractual obligations, we will be in breach of our agreement and our local operating partner may unilaterally terminate our agreement. If we fail to maintain relationships with our local operating partners, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

We do not completely control the operations of our direct investment entities; any dispute with the local television stations could harm our business.

We operate in 11 cities through direct investment entities formed with the local television stations. PRC law provides that the television stations or entities controlled by them must own no less than 51% of the equity interests in any mobile digital television operating company. We own a 49% equity interest in those direct investment entities, except the direct investment entity in Shenzhen in which we own a 25% equity interest and the direct investment entity in Wuxi in which we own a 14% equity interest. Most of our direct investment agreements provide that we have the right to nominate the general manager of the direct investment entity, who will be in charge of the day-to-day operations of the direct investment entity. Our local operating partners, the local television stations, control the broadcasting and are responsible for compliance matters. We cannot assure you that disputes will not arise between us and our local operating partners, and that any such disputes will be resolved in our favor. Further, our interests and the interests of our local operating partners may be different. In some cases, we may have to rely on court proceedings to resolve the disputes between us and our local operating partners. Any litigation will divert our resources and may result in a judgment against us. If any dispute between us and our local operating partners arises, our business operations could be harmed, and our financial condition and results of operations could be materially and adversely affected.

Our failure or our local operating partners’ failure to maintain existing relationships or develop new relationships with local bus companies or subway companies would harm our business and prospects.

In most of the cities where we operate, our business relationships with local bus companies or other selected operations are secured and provided by our local operating partners or our direct investment entities. Our operations on the stationary advertising platform in Shenzhen and Guangzhou were secured by our agreements with the subway companies in the two cities, respectively. The foregoing arrangements generally have terms ranging from two to ten years. However, we cannot assure you that we and our local operating partners can maintain these relationships with the local bus companies or subway companies on satisfactory terms, or at all, or that the local bus companies or subway companies will not terminate these relationships before their expiration. If we or our local operating partners fail to maintain these relationships, advertisers may find advertising on our network unattractive and may not purchase advertising time from us, which would cause our revenues to decline and our business and prospects to deteriorate.

If advertisers or the viewing public do not accept, or lose interest in, our mobile digital television advertising network, our revenues may be negatively affected and our business may not expand or be successful.

The mobile digital television advertising market in China is relatively new and its potential is uncertain. We compete for advertising revenues with many forms of more established advertising media. Our success depends on the acceptance of our mobile digital television advertising network by advertisers and their continuing interest in this medium as part of their advertising strategies. Our success also depends on the viewing public’s continued receptiveness towards our mobile digital television advertising model. Advertisers may elect not to use our services if they believe that viewers are not receptive to our network or that our network does not provide sufficient value as an effective advertising medium. Likewise, if viewers find some element of our network, such as the audio feature of monitors, to be disruptive or intrusive, mass transportation companies may decide not to install our digital displays, and advertisers may view our network as a less attractive advertising medium compared to other alternatives. In these events, advertisers may reduce their spending on our network. If a substantial number of advertisers lose interest in advertising on our network for these or other reasons, we will be unable to generate sufficient revenues and cash flows to operate our business, and our financial condition and results of operations would be materially and adversely affected.

The process of developing a relationship with a local television station or its mobile digital television operating company, and then installing digital displays on the mass transportation systems can be time-consuming and requires us to commit a substantial amount of resources, from which we may be unable to recognize the anticipated benefits.

Our success depends largely on our ability to establish relationships with local television stations, local governments, and mass transportation companies. The process of establishing these relationships can be lengthy because mobile digital television is a relatively new form of media, and we often need to convince counterparties about the benefits of establishing a mobile digital television network on mass transportation systems. We may be required to commit substantial resources during this process, and counterparties may decide not to proceed with deployment. If these counterparties do not accept mobile digital television network as an effective medium on mass transportation vehicles, we may not be able to grow our business or our revenues.

Once a mass transportation company agrees to install our mobile digital television displays on their buses or other vehicles, we must invest substantial time and resources to install digital television displays before we receive any revenues from such efforts. Such investments typically include the purchase and the installation of digital television displays, or expenses relating to the acquisition of interests in the local direct investment entities. We may experience increased distribution and operations costs during and/or after deployment. We may also experience delays in revenues generation, if any, due to deployment delays or difficulties in selling advertising time to new or current advertisers to be aired on these buses and other mass transportation vehicles. We may be unable to generate sufficient revenues from advertising packages on these buses and other mass transportation vehicles to offset the related costs.

Defects in the local mobile digital television networks, which we rely on to conduct our advertising operations, could result in a loss of advertisers and audience and unexpected expenses.

Our advertising operations rely on the combination of the broadcasting network infrastructure of the local television stations and digital television displays. This combined infrastructure is complex and must meet stringent quality and reliability requirements. Due to the complexity of this infrastructure and the impracticability of testing all possible operating scenarios prior to implementation, certain errors or defects may not be detectable. The existence of errors or defects in this combined infrastructure may result in loss of, or delay in, acceptance of our advertising services by advertisers and public viewers. In addition, mass transportation companies could cancel their arrangements with our direct investment entities or our local operating partners if their respective networks experience sustained downtime. Any errors or defects in the local mobile digital television networks which we use to conduct our advertising operations could damage our reputation, result in revenue loss, divert development resources and increase service and support costs and warranty claims.

When our local mobile digital television advertising networks reach saturation in the cities where we operate, we may be unable to grow our revenue base or satisfy all of our advertisers’ needs, which could hamper our ability to generate higher levels of revenues over time.

Air time allocated to programming and advertising on our mobile digital television network is generally provided in the agreements with our local operating partners. For the nine months ended September 30, 2007, we sold approximately 31% of the total advertising time available in our exclusive agency cities, Beijing, Shenzhen and Nanjing to our advertising clients. In cities where demand for time by advertisers is high, such as Beijing, Shenzhen and Nanjing, our local mobile digital television networks may reach saturation, meaning we cannot sell additional advertising time without further increasing the proportion of advertisements to programs. If our local networks reach saturation in any particular city, we will be forced to request additional advertising time from our local operating partners or increase our advertising rates to increase our revenues. However, we cannot assure you that our local operating partners will grant our requests, and advertisers may be unwilling to accept rate increases or a decrease in the amount of programming, which in turn may decrease the attentiveness of the audience to their advertisements. If we are unable to increase the length of advertising time on our network or the rates for advertising time in saturated cities, we may be unable to generate higher levels of revenues over time.

If we fail to attract advertisers to our network, we would be unable to maintain or increase our advertising prices, which would negatively affect our ability to grow revenues.

The actual prices we can charge advertisers for time on our mobile digital television network and non-broadcast advertising platform depend on the size and quality of our networks and the demand by advertisers for advertising time. Advertisers choose to advertise on our advertising network in part based on the size of the network and the desirability of the cities where we operate. If we fail to maintain or increase the number of cities, diversify advertising channels in our network, or solidify our brand name and reputation as a quality provider of advertising services, advertisers may be unwilling to purchase time on our network or to pay the advertising fees we require to remain profitable. Any significant decrease in demand could cause us to lower the prices we charge for advertising time on our network and could negatively affect our ability to increase revenues in the future.

We face significant competition, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete with other mobile digital television advertising companies and other new media advertising companies in China. We compete for advertising clients primarily on the basis of network size and coverage, location, price, range of services and brand name. We also face competition from other mobile digital television advertising network operators for access to the most desirable cities and mass transportation systems in China. Our major competitors include other companies that operate out-of-home advertising media networks such as Focus Media, and other smaller mobile digital television companies. We also compete for overall advertising spending with other advertising media, such as television, mass transportation posters, billboards, newspapers, radio, magazines and the Internet. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs. For example, Towona Mobile Digital Co., Ltd. operates a network on mass transportation systems in China, and was reported to be the largest “mobile television group in China” in a report released in November 2007 which was reported to be jointly sponsored by four market research firms.

Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network to Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of-home advertising network to different media platforms such as in-building displays or large outdoor LED displays because other companies have already signed exclusive placement agreements to secure the most desirable locations.

In the future, we may also face competition from new entrants into the mobile digital television advertising sector. As is customary in the advertising industry, we do not have exclusive arrangements with our advertising clients and we do not have exclusive arrangements with the local operating partners in a number of cities in which we operate. Therefore, we cannot assure you that we will succeed in gaining a greater market share or maintain our market share. In addition, since December 10, 2005, wholly foreign-owned advertising companies have been allowed to operate in China, which may expose us to increased competition from international advertising media companies attracted to opportunities in China.

Increased competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources, and others may successfully mimic and adopt our business model. Moreover, increased competition will provide advertisers with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits. We cannot assure you that we will be able to successfully compete against new or existing competitors.

We operate in the advertising industry, which is particularly sensitive to changes in economic conditions and advertising trends.

Demand for advertising time on our network and stationary advertising platform, and the resulting advertising spending by our clients, are particularly sensitive to changes in general economic conditions and advertising expenditures typically decrease during periods of economic downturn. Advertisers may reduce the money they spend to advertise on our network and stationary advertising platform for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in economic conditions in the particular cities where we conduct business;

•	a decision to shift advertising expenditures to other available advertising media; and

•	a decline in advertising spending in general.

A decrease in demand for advertising media in general, and for our advertising services in particular, would materially and adversely affect our ability to generate revenues, and our financial condition and results of operations.

Four major cities in China have accounted, and will continue to account, for a substantial majority of our revenues. Our business and financial conditions are particularly subject to general economic conditions and the relationships with our local operating partners in these four cities.

A substantial majority of our revenues are currently generated from our operations in four major cities in China: Beijing, Guangzhou, Nanjing and Shenzhen. These four cities in the aggregate accounted for 41% and 87% of our total revenues in 2006 and the nine months ended September 30, 2007, respectively. We expect to continue to generate a substantial portion of our revenues from these four cities. If any of these cities experiences an event negatively affecting its mobile digital television advertising industry, such as a serious economic downturn, a decline in the use of mass transportation systems, changes in government policy, a natural disaster or change in advertising preferences, our advertising network and our ability to generate adequate cash flow would be materially and adversely affected. In addition, if we fail to maintain our relationships with the local operating partners in any of these cities, our business, financial condition and results of operations would be materially and adversely affected.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending and advertising trends in China or other factors. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	the frequency of our clients’ advertisements on our network;

•	the price we charge for our advertising time or changes in our pricing strategies or the pricing strategies of our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	technical difficulties, system downtime or interruptions;

•	changes in government regulations in relation to the advertising industry; and

•	economic and geopolitical conditions in China and elsewhere.

Many of the factors discussed above are beyond our control, making our quarterly results difficult to predict, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for prior periods as an indication of our future results. If our revenues for a particular quarter are lower than expected, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

We have been expanding our operations and plan to continue to expand rapidly in China. To meet the demand of advertisers for a broader network coverage, we must continue to expand our network by installing more digital television displays on buses and other mass transportation vehicles in the cities in which we currently operate and by entering into other target cities. We also plan to expand our network within and beyond mass transportation systems. For example, we plan to expand our network to include additional media platforms, such as personal mobile devices and in-building displays. The continued growth of our business has resulted in, and will continue to result in, substantial demand on our management, operational and other resources. In particular, the management of our growth will require, among other things:

•	increased sales and sales support activities;

•	our ability to develop and improve our existing administrative and operational systems;

•	information technology system enhancement;

•	stringent cost controls and sufficient working capital;

•	strengthening of financial and management controls;

•	our ability to secure a reliable supply of digital television displays for our network, which are manufactured by third-party suppliers according to our specifications; and

•	hiring and training of new personnel.

As we continue this effort, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets we enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We depend substantially on the continuing efforts of our executive officers, and our business and prospects may be severely disrupted if we lose their services.

Our future success is dependent on the continued services of key members of our management team. In particular, our future success is dependent upon the continued service of Limin Li, our founder, chairman and chief executive officer and our largest shareholder. We rely on his experience in our business operations, and in particular, his business vision, management skills, and working relationships with our employees, our other major shareholders, many of our clients and our local operating partners. We face competition for personnel from other mobile digital television advertising companies or general advertising companies and other organizations. Such competition for these individuals could cause us to offer higher compensation and other benefits in order to attract and retain them, which could materially and adversely affect our financial condition and results of operations. We may be unable to attract or retain the personnel required to achieve our business objectives and failure to do so could severely disrupt our business and prospects. The process of hiring qualified personnel is also often lengthy. If our recruitment and retention efforts are unsuccessful in the future, it may be more difficult for us to execute our business strategy.

We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Furthermore, as we expect to continue expanding our operations and developing new products, we will need to continue attracting and retaining experienced management. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that any of these provisions could be enforced in China, where the majority of our executive officers reside and hold some of their assets.

We may not be able to recruit and retain necessary personnel, particularly sales and marketing personnel, which could have material and adverse effects on our business, financial condition and results of operations.

Our success depends on our ability to attract and retain senior management, as well as sales, marketing, engineering and other key personnel. Because of intense competition for these employees, we may be unable to attract and retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract, train, integrate or motivate additional qualified personnel, our growth may be restricted. The loss of any of these key employees could slow our programming, distribution and sales efforts or harm the perception of advertisers, venue providers and investors. We may also incur increased operating expenses by forcing senior executives to divert their attention to recruiting replacements for key personnel.

In particular, we depend on our sales and marketing team to sell advertising time. We market our advertising services directly to advertisers, as well as to advertising agencies. As of September 30, 2007, we had 103 dedicated sales and marketing personnel and ten consultants to support our sales and marketing efforts. We depend on our sales staff to market service offerings to existing and potential clients and to cover a large number of clients in a wide variety of industries. We need to further increase the size of our sales and marketing staff as our business continues to grow. If we are unable to hire, retain, integrate or motivate our current or new marketing personnel, our sales would not be successful and our business, financial condition and results of operations would be materially and adversely affected.

We may be subject to intellectual property infringement claims, which may force us to incur substantial legal expenses and could potentially result in judgments against us, which may materially disrupt our business.

We cannot be certain that our advertising content, entertainment content or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

If we are unable to adapt to evolving advertising trends and preferences of advertisers and viewers, we will not be able to compete effectively.

The market for mobile digital television advertising requires us to continuously identify new advertising trends and the technology needs of advertisers and public viewers, which may require us to develop new features and enhancements for our network. The majority of our displays use LCD screens. We currently air programs and advertisements on our network through the television broadcasting network of our local operating partners or their affiliated television stations. In the future, subject to relevant PRC laws and regulations, we may use other technologies available in the market. We may be required to incur development and acquisition costs in order to keep pace with new technology needs but we may not have the financial resources necessary to fund and implement future technological innovations or to replace obsolete technology. Furthermore, we may fail to respond to these changing technology needs. If we cannot succeed in developing and introducing new features on a timely and cost-effective basis, advertisers’ demand for our advertising time may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business and prospects.

We may need additional capital and we may not be able to obtain it at acceptable terms, or at all, which could adversely affect our liquidity and financial position.

We may need additional cash resources due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or equity securities, including from this offering, could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of alternative advertising media companies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flow;

•	PRC governmental regulation of foreign investment in advertising service companies in China;

•	PRC governmental regulation of the mobile digital television industry;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us could have a material adverse effect on our liquidity and financial condition. Without additional capital, we may not be able to:

•	upgrade our mobile digital television advertising network;

•	further develop or enhance our services;

•	acquire necessary technologies or businesses;

•	expand operations;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated capital requirements.

We may acquire other companies as part of our growth strategy, and these acquisitions may expose us to significant business risks.

One of our strategies is to pursue acquisition opportunities which are complementary to our business. However, we cannot assure you that we will be able to identify and secure suitable acquisition opportunities. Our ability to effectively consummate and integrate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demand on our resources and, to the extent necessary, our ability to obtain financing on satisfactory terms, if at all, for larger acquisitions.

Moreover, if an acquisition candidate is identified, the third parties with whom we seek to cooperate may not select us as a potential partner or we may not be able to enter into arrangements on commercially reasonable terms, or at all. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management time and resources and potential disruption of our existing business. Furthermore, we cannot assure you that the expected synergies from future acquisitions will actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs, and contingent liabilities. Future acquisitions may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of financial or other resources from our existing businesses and technologies;

•	our inability to generate sufficient revenues to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with our employees or customers.

Any of the above risks could significantly disrupt our ability to manage our business and materially and adversely affect our business, financial condition and results of operations.

Our failure to protect our intellectual property rights could have a negative impact on our business.

We believe our brand, trade name and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our information and operational systems, which have not been patented or otherwise registered as our property, are a key component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer.

We rely on computer software and hardware systems in managing our operations, the failure of which could adversely affect our business, financial condition and results of operations.

We are dependent upon our computer software and hardware systems in supporting our network and managing and monitoring programs on the network. In addition, we rely on our computer hardware for the storage, delivery and transmission of the data on our network. Any system failure which interrupts the input, retrieval and transmission of data or increases the service time could disrupt our normal operation. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers and consumers, which in turn could have a material adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company- owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we will not be a passive foreign investment company for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we become a passive foreign investment company, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then prevailing market value of our ADSs, which is subject to change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We cannot assure you that we will not be a PFIC for 2007 or any future taxable year.

We may be unable to establish and maintain an effective system of internal control over financial reporting, and as a result we may be unable to accurately report our financial results or prevent fraud.

Upon completion of this offering, we will become a public company in the United States that is, or will be, subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2008. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management or our independent registered public accounting firm may conclude that our internal controls are not effective. Either of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could materially and adversely affect the trading price of our ADSs.

In addition, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2006, our independent registered public accounting firm has identified several control deficiencies of our company as of December 31, 2006, including, among other things, the need to add dedicated financial reporting and accounting resources necessary to comply with U.S. GAAP and SEC reporting requirements and to implement our existing credit control procedures more effectively under the supervision of our senior management. We may identify additional control deficiencies as a result of the assessment process we will undertake in compliance with Section 404, including but not limited to internal audit resources and formalized and documented closing and reporting processes. We plan to remediate any identified control deficiencies in time to meet the deadline imposed by the requirements of Section 404, but we may be unable to do so. Our failure to establish and maintain an effective system of internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial reporting processes, which in turn could harm our business and negatively impact the trading price of our ADSs.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements establishing the structure for operating our China business do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties including being prohibited from continuing our operations in the PRC.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. In addition, the March 2006 Notice prohibits foreign investment in any mobile digital television operating company in China. We are a Cayman Islands corporation and a foreign legal person under Chinese laws. Accordingly, our subsidiary, China Digital Technology Consulting (Shenzhen) Co., Ltd., or CDTC, is currently ineligible to apply for the required licenses to provide advertising services in China. Our advertising business is currently provided through our contractual arrangements with our consolidated affiliated entity in China, CDMTV. CDMTV is currently owned by Limin Li and Yanqing Liang and holds the requisite licenses to provide advertising services in China. CDMTV and its subsidiaries directly operate our advertising network, enter into direct investment and exclusive and non-exclusive advertising agency agreements, and sell advertising time to our clients. We have been and expect to continue to be dependent on CDMTV and its subsidiaries to operate our advertising business. We do not have any equity interest in CDMTV but receive the economic benefits of it through various contractual arrangements.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements. Although we have been advised by our PRC counsel, Grandall Legal Group, that the structure for operating our business in China (including our corporate structure and contractual arrangements with CDMTV and its shareholders) complies, and after the completion of this offering will continue to comply, with all applicable PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC counsel, and determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising businesses do not comply with applicable restrictions on foreign investment in the advertising industry or the mobile digital televisions industry, we may be subject to severe penalties including, among other things, being prohibited from continuing our operations in the PRC.

If we, CDMTV or any of its current or future subsidiaries, our direct investment entities, or our local operating partners are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the SAIC and SARFT, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of CDMTV or our PRC subsidiary and affiliated entities;

•	discontinuing or restricting the conduct of any related-party transactions between our PRC subsidiary and affiliated entities;

•	imposing fines, confiscating the income of CDMTV or our income, or imposing other requirements with which we or our PRC subsidiary and affiliated entities may not be able to comply;

•	shutting down the network of CDMTV;

•	requiring us or our PRC subsidiary and affiliated entities to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds from this offering to finance our business and operations in China.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and our financial condition and results of operations.

We rely on contractual arrangements with CDMTV, our consolidated affiliated entity in China, and its shareholders, which may not be as effective in providing us with operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We have in the past relied, and will continue in the future to rely, on contractual arrangements with CDMTV, our consolidated affiliated entity in China, and its shareholders to operate our advertising business. For a description of these contractual arrangements, see the section titled “Our Corporate Structure.” These contractual arrangements may not be as effective as ownership of controlling equity interest would be in providing us with control over, or enabling us to derive economic benefits from operations of, CDMTV and its subsidiaries. If we had direct ownership of CDMTV and its subsidiaries, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those companies, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from operations of CDMTV and its subsidiaries by causing CDMTV and its subsidiaries to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if CDMTV or any of its subsidiaries and shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of CDMTV were to refuse to transfer their equity interests in CDMTV to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take legal action to compel them to fulfill their contractual obligations.

We expect to continue to depend upon our contractual arrangements with CDMTV and its shareholders to operate our advertising business in China due to the PRC regulatory restrictions on foreign investments in our industry. If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) CDMTV or its shareholders terminate these contractual arrangements or (iii) CDMTV or its shareholders fail to perform their obligations under these contractual arrangements, we would not be able to continue our business operations in China or to derive economic benefits from operations of CDMTV, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

In addition, if CDMTV or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could severely disrupt our business and cause grave damaging effects on our financial condition and results of operations. If CDMTV undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business or derive economic benefits from CDMTV and its subsidiaries, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through either arbitration or litigation in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exercise effective control over our operating entities, and our ability to conduct our business or derive economic benefits from operations of CDMTV and its subsidiaries may be negatively affected.

The beneficial owners of CDMTV may have potential conflicts of interest with us.

The beneficial owners of CDMTV are also the founders of our company and own a substantial portion of our common shares. Conflicts of interests between their dual roles as beneficial owners of both CDMTV and our company may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause CDMTV to breach or refuse to renew the existing contractual arrangements that allow us to effectively control CDMTV and receive economic benefits from it. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of CDMTV, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

Our contractual arrangements with CDMTV may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. Neither we nor our PRC counsel are able to determine whether any of these transactions will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation in respect of the type of transaction structure similar to ours. The relevant tax authorities may determine that our contractual relationships with CDMTV were not entered into on an arm’s length basis. If any of the transactions between CDTC, our wholly owned subsidiary in China, and CDMTV, our affiliated entity, and its shareholders, including our contractual relationships with CDMTV, are determined not to have been entered into on an arm’s length basis, or are found to result in an impermissible reduction in taxes under PRC law, the PRC tax authorities may adjust the profits and losses of CDMTV and assess more taxes on it. In addition, the PRC tax authorities may impose late payment surcharges and other penalties to CDMTV for underpaid taxes. Our net income may be materially and adversely affected if CDMTV’s tax liabilities increase or if it is found to be subject to late payment surcharges or other penalties.

We rely principally on dividends and other distributions on equity paid by our wholly-owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by CDTC, our PRC operating subsidiary, for our cash requirements, including the funds necessary to service any debt we may incur. If CDTC incurs debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements CDTC currently has in place with CDMTV in a manner that would materially and adversely affect CDTC’s ability to pay dividends and other distributions to us. Furthermore, relevant PRC laws, rules and regulations permit payments of dividends by CDTC only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws, rules and regulations, CDTC is also required to set aside a portion of its net income each year to fund specific reserve funds. These reserves are not distributable as cash dividends. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, CDTC is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. As of December 31, 2006, we had an accumulated deficit totaling US$6.1 million and we did not make any appropriation to the reserve funds. Any limitation on the ability of our operating subsidiary and consolidated affiliates to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government have implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to decrease the growth rate of specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and consolidated affiliates established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

You may experience difficulties effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on United States or other foreign laws, against us, our management or the experts named in this prospectus.

We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all of our senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside China upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our PRC counsel has advised us that the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of legal judgments.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary and affiliates.

In utilizing the proceeds of this offering, as an offshore holding company of our PRC operating subsidiary and consolidated affiliates, we may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals. For example:

•	loans by us to foreign invested enterprises cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local counterparts; and

•	loans by us to domestic PRC enterprises must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts.

We may also decide to finance CDTC by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Because CDMTV and its subsidiaries are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as licensing and other regulatory issues. We cannot assure you that we can obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to CDMTV or any of its subsidiaries. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations would be negatively affected, which would adversely and materially affect our liquidity and our ability to expand our business.

Recent PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders who are PRC residents fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Limin Li and Yanqing Liang, our shareholders who are PRC citizens, have registered with the local SAFE branch as required by the SAFE notice and are required to amend their registration to reflect recent developments of our company and our PRC subsidiary. The failure of our beneficial owners who are PRC citizens to amend their SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the “Measure for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE promulgated the implementation rules on those measures. Pursuant to these regulations, PRC citizens who have been granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these regulations upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal or administrative sanctions.

The approval of the China Securities Regulatory Commission, or CSRC, may be required in connection with this offering under a recently adopted PRC regulation. Any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation that purported to require an offshore special purpose vehicle, or SPV, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain CSRC approval prior to the listing and trading of such SPV’s securities on an overseas stock exchange. The application of this new PRC regulation is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Grandall Legal Group, has advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and cash and seek overseas listing; and

•

based on their understanding of the current PRC laws, rules and regulations and the new regulation, unless there are new PRC laws, rules and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any SPV’s securities on an overseas stock exchange, the new regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market, because we completed our reorganization under which CDTC was established and assets and business were subsequently transferred from CDMTV to CDTC prior to September 8, 2006, the effective date of the new regulation.

However, if the CSRC determines that its prior approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of, and prior to, settlement and delivery, you do so at the risk that settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance are issued prior to the completion of this offering and consequently we conclude we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Furthermore, any delay in the issuance of such implementing rules or guidance may create additional uncertainties with respect to this offering. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under this new PRC regulation. Uncertainties and/or negative publicity regarding this new PRC regulation could have a material adverse effect on the trading price of our ADSs.

If any of our PRC affiliates becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy those assets, which could reduce the size of our advertising network and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

To comply with PRC laws, rules and regulations relating to foreign ownership restrictions in the advertising business, we currently conduct our operations in China through contractual arrangements with CDMTV, its shareholders and subsidiaries. As part of these arrangements, CDMTV and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities become bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If CDMTV or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of their assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses.

The exchange rate between the Renminbi and the U.S. dollar, Euro and other foreign currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in significant appreciation of the Renminbi against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As we rely on dividends paid to us by our operating subsidiary, any significant revaluation of the Renminbi may have a material adverse effect on the value of, and dividends payable on, our ADSs in foreign currency terms. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition and results of operations.

Very limited hedging options are available in China to reduce exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be aggravated by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

The discontinuation of any preferential tax treatment currently available to us and the increase in the PRC enterprise income tax could decrease our net income and materially and adversely affect our financial condition and results of operations.

Our operating subsidiary and consolidated affiliates are incorporated in the PRC and are governed by PRC income tax law, and are generally subject to enterprise income tax at a rate of 33%. Located in the Shenzhen Special Economic Zones in the PRC, CDTC and CDMTV enjoy a preferential tax rate of 15%. CDMTV has been recognized as a “culture enterprise” and thus its headquarters are entitled to full exemption from enterprise income tax from 2005 to 2007. CDMTV has sales branches located in various cities in the PRC which are subject to standard enterprise income tax at a rate of 33%. However, we cannot assure you that the current preferential tax treatments enjoyed by our PRC operating subsidiary and consolidated affiliates will continue. Moreover, any legislative changes to the tax regime could discontinue or reduce any preferential tax treatment and increase the enterprise income tax rate applicable to our subsidiary and consolidated affiliates in the PRC.

On March 16, 2007, the new PRC Enterprise Income Tax Law, or the EIT Law, was enacted. Under the EIT Law, effective January 1, 2008, the PRC will adopt a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law.

We currently cannot estimate the amount or materiality of income tax expenses, if any, because the transition arrangement from 15% to 25% tax rate applicable to our subsidiary and our consolidated affiliates is unknown. Reduction or elimination of preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiary in China may significantly increase our income tax expense and materially reduce our net income.

We may be treated as a resident enterprise for PRC tax purposes after the EIT Law becomes effective on January 1, 2008, which may subject us to PRC income tax for any dividends we receive from our subsidiary and withholding for any dividends we pay to our non-PRC shareholders and ADS holders.

Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate for their global income. The EIT Law does not define the term “de facto management bodies” and the circumstances under which an enterprise’s “de facto management body” would be considered to be located in China are currently unclear. Our management is currently based in China and is expected to remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise.” If we are required to pay income tax for any dividends we receive from our subsidiary, the amount of dividends we can pay to our shareholders and ADS holders could be materially reduced.

Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. It is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to PRC income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, the value of your investment may be materially and adversely affected.

Gains from the investment in our shares or ADSs may become subject to PRC income taxes.

Under the EIT Law, our non-PRC shareholders or ADS holders may be subject to a 20% income tax upon any gains they realize from the sale of our common shares or ADSs, if such gains are regarded as income from “sources within the PRC.” Such tax may be exempted pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. Since no rules or guidance concerning the EIT law has been issued, it is unclear what will constitute income derived from “sources within the PRC.” In addition, it is not clear whether there will be any exemption or reduction in taxation for our non-PRC investors. If you are required to pay PRC income tax on gains realized from their investments in our shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.

We face risks related to health epidemics and other outbreaks.

Our business could be materially and adversely affected by the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2005 and 2006, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in China may significantly reduce the number of passengers using mass transportation systems and the effectiveness of advertisements shown on our network. This in turn may have a material and adverse effect on our business operations. We have not adopted any written preventive measures to combat any future outbreak of avian influenza, SARS or any other epidemic.

Risks Relating to this Offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. We have applied to list our ADSs on the Nasdaq Global Market. Our common shares will not be listed on any exchange or quoted for trading on any automated quotation system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to a number of factors, including:

•	actual or anticipated fluctuations in our quarterly operating results;

•	regulatory developments in China affecting us, our industry, our corporate structure or our advertisers;

•	announcements of competitive developments;

•	announcements regarding litigation or administrative proceedings involving us;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of companies with comparable businesses;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding common shares or ADSs; and

•	sales or perceived sales of additional common shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their common shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$7.73 per ADS (assuming no exercise by the underwriters of their option to purchase additional ADSs), representing the difference between our net tangible book value per ADS as of September 30, 2007 and the initial public offering price per ADS. In addition, you may experience further dilution to the extent that our common shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or common shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 68,349,838 common shares outstanding, including 13,500,000 common shares represented by 13,500,000 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. We and all of our institutional shareholders, directors and executive officers have entered into the lock-up agreements described below. As a result, an aggregate of 54,644,088 common shares will be subject to the lock-up agreements. Upon the completion of this offering, the percentage of shares held by our shareholders not subject to such lock-up agreements, namely shareholders who are neither our directors nor our executive officers, or non-locked-up shareholders, amounts to 0.3% of our outstanding share capital. Prior to the expiry of the lock-up period as described below, assuming (i) all options eligible for exercise held by all non-locked-up shareholders and other option holders who are neither directors nor senior officers are exercised in full; and (ii) no additional shares are issued by our company, the percentage of shares held by the non-locked-up shareholders and such other option holders would amount to 3.8% of our share capital upon the completion of this offering. The remaining common shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, common shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder, or the availability of these securities for future sale, will have on the market price of our ADSs.

In addition, certain of our shareholders or their transferees and assignees will have the right to cause us to register the sale of their shares under the Securities Act upon the occurrence of certain circumstances. See “Description of Share Capital.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Anti-takeover provisions in our charter documents may discourage acquisition of our company by a third party, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our third amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, will include provisions that could limit the ability of others to acquire control of our company, modify our structure or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our common shares may fall and the voting and other rights of the holders of our common shares may be adversely affected.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our third amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors, most of whom are not residents of the United States and whose assets are located, in substantial portion, outside of the United States. Moreover, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of United States courts against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. In addition, there is uncertainty as to whether Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state in the United States.

We have not determined a specific use for a portion of our net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of our net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under our third amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your common shares and allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our common shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our common shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to provide the depositary with our notice of meeting and related voting materials in a timely fashion;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our common shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our common shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time, or from time to time, when it deems appropriate in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which they relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either the rights and any related securities are both registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	changes in general economic and business conditions in China; and

•	trends and competition in the mobile digital television advertising industry.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement that includes this prospectus with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$128.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$10.50 per ADS, the mid-point of the range shown on the front cover of this prospectus. We will not receive any of the proceeds from the sales of ADSs by the selling shareholders. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by US$12.6 million.

We intend to use the net proceeds we will receive from this offering for the following purposes:

•	up to US$85 million for the expansion of our network into new cities and new media platforms; and

•

the remaining portion of the net proceeds for other general corporate purposes and for potential acquisitions of complementary businesses, although we are not currently negotiating any such transactions.

We do not expect to use the proceeds from this offering to fund our currently planned capital expenditures for the remainder of 2007 and 2008. The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

In utilizing the proceeds from this offering, under PRC laws and regulations, we, as an offshore holding company, are permitted to provide funding to our PRC subsidiary and consolidated affiliates only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary and consolidated affiliates or make additional capital contributions to our PRC subsidiary and consolidated affiliates to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary and affiliates.”

DIVIDEND POLICY

Since our incorporation, we have never declared or paid any dividends and we have no present plan to declare and pay any dividends on our common shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiary in China, which in turn relies on the payments received from our PRC consolidated entities pursuant to the contractual arrangements that established our corporate structure. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis; and

•

on an as adjusted basis to reflect (1) the automatic conversion of all of our outstanding Series A and Series B preferred shares into 32,139,088 common shares upon the completion of this offering, and (2) the sale of 13,500,000 common shares in the form of ADSs by us in this offering at an assumed initial public offering price of $10.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2007
	Actual	As adjusted
	(US$)
Series A convertible redeemable preferred shares, US$0.0001 par value, 15,994,173 shares authorized, 14,250,000 shares issued and outstanding	16,839,608	—
Series B convertible redeemable preferred shares, US$0.0001 par value, 17,889,088 shares authorized, 17,889,088 shares issued and outstanding	41,233,310	—
Shareholders’ equity:
Common shares, US$0.0001 par value, 76,116,739 shares authorized, 22,000,000 shares issued and outstanding(1)	2,200	6,764
Additional paid-in capital(2)	6,259,080	192,654,934
Accumulated deficit	(6,996,178)	(6,996,178)
Accumulated other comprehensive income	1,829,226	1,829,226

Total shareholders’ equity(2)	1,094,328	187,494,746

Total capitalization(2)	59,167,246	187,494,746

(1)	Excludes 4,938,639 common shares issuable upon the exercise of options to purchase our common shares outstanding as of September 30, 2007, which were granted under our 2006 share incentive plan.
(2)	A US$1.00 increase (decrease) in the assumed initial public offering price of $10.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$12.6 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding common shares and holders of our Series A and Series B convertible preferred shares which will be automatically converted into our common shares upon the completion of this offering.

Our net tangible book value as of September 30, 2007 was approximately US$59.2 million, or US$2.69 per common share and US$2.69 per ADS. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per common share, after giving effect to the conversion of all outstanding convertible redeemable preferred shares into our common shares upon the completion of this offering and the proceeds we will receive from this offering assuming an initial offering price per common share represented by the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, from the assumed initial public offering price per common share.

Without taking into account any other changes in such net tangible book value after September 30, 2007, other than giving effect to (i) the conversion of all our outstanding convertible redeemable preferred shares into common shares which will occur automatically upon closing of this offering, and (ii) our sale of the ADSs offered in this offering, at the assumed initial public offering price of US$10.50 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses of this offering payable by us, our adjusted net tangible book value as of September 30, 2007 would have increased to US$187.5 million or US$2.77 per common share and US$2.77 per ADS. This represents an immediate increase in net tangible book value of US$1.68 per common share and US$1.68 per ADS, to the existing shareholder and an immediate dilution in net tangible book value of US$7.73 per common share and US$7.73 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such per common share dilution:

Estimated initial public offering price per common share	US$	10.50
Net tangible book value per common share as of September 30, 2007	US$	2.69
Pro forma net tangible book value per common share after giving effect to the conversion of redeemable convertible preferred shares	US$	1.09
Amount of dilution in net tangible book value per common share to new investors in this offering	US$	7.73
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	7.73

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$12.6 million, or by US$0.19 per common share and by US$0.19 per ADS after deducting underwriting discounts and commissions and other offering expenses payable by us.

The following table summarizes the number of common shares purchased from us as of September 30, 2007, the total consideration paid to us and the average price per common share/ADS paid by existing investors and by new investors purchasing common shares evidenced by ADSs in this offering at the assumed initial public offering price of US$10.50 per ADS without giving effect to underwriting discounts and commissions and other estimated offering expenses payable by us.

	Common Shares Purchased		Total Consideration			Average Price Per Common Share		Average Price Per ADSs
	Number	Percent	Amount		Percent

Existing shareholders(1)	54,139,088	80.0%	US$	64,334,198	31.2%	US$	1.19	US$	1.19

New investors	13,500,000	20.0		141,750,000	68.8	US$	10.50	US$	10.50

Total	67,639,088	100.0	US$	206,084,198	100.0

(1)	Assuming conversion of all our convertible redeemable preferred shares into 32,139,088 common shares upon completion of this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$13.5 million, US$13.5 million and US$0.20, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses payable by us.

The foregoing discussion and tables do not include the impact of any exercise of outstanding share options. As of September 30, 2007, there were 4,938,639 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$2.89 per share, and there were 1,061,361 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The dilution to new investors would be US$7.72 per common share and US$7.72 per ADS if all of the outstanding options to purchase our common shares had been exercised.

EXCHANGE RATE INFORMATION

Several RMB-denominated figures used in this prospectus are accompanied with U.S. dollar translations. These translations are based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currencies and through restrictions on foreign trade. On November 20, 2007, the noon buying rate was RMB7.4225 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2002	8.2800	8.2770	8.2800	8.2700
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1940	8.2765	8.0702
2006	7.8041	7.9720	8.0702	7.8041
2007 (through November 20)	7.4225	7.6351	7.8127	7.4190
May	7.6516	7.6773	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.6055	7.5580
August	7.5462	7.5734	7.6181	7.5420
September	7.4928	7.5210	7.5540	7.4928
October	7.4682	7.5019	7.5158	7.4682
November (through November 20)	7.4225	7.4355	7.4582	7.4190

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy some advantages associated with being a Cayman Island exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Grandall Legal Group, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Grandall Legal Group has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions; provided that the foreign judgments do not violate the basic principles of the laws of the PRC or its sovereignty, security, or social and public interest.

OUR CORPORATE STRUCTURE

Our History

We commenced operations through CDMTV, a limited liability company established in China on April 8, 2005. CDMTV is currently 70% owned by Limin Li, our co-founder, chairman of our board of directors and our chief executive officer, and 30% owned by Yanqing Liang, our co-founder. Both Limin Li and Yanqing Liang are PRC citizens. CDMTV and its subsidiaries hold the licenses and permits necessary to operate our businesses and provide our advertising services in China.

Our company was incorporated as CDMTV Holding Company in the Cayman Islands on January 27, 2006 by our co-founders, Limin Li and Yanqing Liang. On August 13, 2007, we changed our company’s name to VisionChina Media Inc. On March 9, 2006, we established our wholly owned subsidiary, CDTC, in Shenzhen. In April 2006, we issued and sold an aggregate of 14,250,000 Series A preferred shares to OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd. and OZ Global Special Investments Master Fund, L.P., or collectively, the OZ Funds, at a price of US$1.00 per share. In March and July 2007, we issued and sold an aggregate of 17,889,088 Series B preferred shares to a number of investors at a price of US$2.236 per share. The Series B investors consist of Milestone Mobile TV Media Holdings I Ltd., or Milestone I, Milestone Mobile TV Media Holdings II Ltd., or Milestone II, Milestone Mobile TV Media Holdings III Ltd., or Milestone III, Milestone Mobile TV Media Holdings IV Ltd., or Milestone IV, IPROP Holdings Ltd., or IPROP, and GSPS Asia Limited, or GSPS. As of September 30, 2007, on an as converted basis, Limin Li owned 28.4% of our equity interests, Yanqing Liang owned 12.2% of our equity interests, the OZ Funds collectively owned 25.9% of our equity interests, Milestone I, Milestone II, Milestone III and Milestone IV collectively owned 14.9% of our equity interests, IPROP owned 8.3% of our equity interest, and GSPS owned 9.9% of our equity interests.

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in China through CDMTV. Our relationships with CDMTV and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from CDMTV. Accordingly, we treat CDMTV as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

Contractual Arrangements

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated through our contractual arrangements with CDMTV. CDTC and CDMTV entered into a series of agreements on March 30, 2006, including a technology and management service agreement, a domain name license agreement, a loan agreement, a proxy letter, an option agreement and an equity pledge agreement. CDTC and CDMTV entered into a series of new agreements on February 15, 2007, which replaced the agreements entered into on March 30, 2006 described in the preceding sentence. These contractual arrangements enable us to exercise effective control over CDMTV and its subsidiaries and receive substantially all of the economic benefits of CDMTV and its subsidiaries in consideration for the services provided by our subsidiary in China. We intend to continue our business operations in China upon the expiration of these contractual arrangements by renewing them or entering into new contractual arrangements if the then current PRC law does not allow us to directly operate advertising businesses in China. We believe that, under these contractual arrangements, we have sufficient control over CDMTV and its shareholders to renew or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements.

Agreements that Transfer Economic Benefit to Us

Technology and Management Service Agreement.    Pursuant to the technology and management service agreement entered into on February 15, 2007 between CDTC and CDMTV, CDTC provides technology consulting and management services related to the business operations of CDMTV. As consideration for such services, CDMTV has agreed to pay service fees as specified by CDTC in its fee notice to CDMTV from time to time. The fees payable are calculated based on hourly rates set forth in the agreement or otherwise agreed upon between the parties. The term of this agreement is 25 years from the date thereof. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Domain Name License Agreement.    Pursuant to the domain name license agreement entered into on February 15, 2007 between CDTC and CDMTV, CDTC grants CDMTV the exclusive right to use its domain names www.cdmtv.tv and www.cdmg.cn, in exchange for a fee based on the gross annual revenues of CDMTV. The fee is subject to periodic adjustments by the parties. The agreement has a term of 25 years, which may be terminated at any time or extended by CDTC at its discretion. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Agreements that Provide Us Effective Control over CDMTV and its Subsidiaries

Loan Agreement.    CDTC entered into a loan agreement with Limin Li and Yanqing Liang on February 15, 2007 that allows us to capitalize our PRC operating affiliates and which facilitates the establishment of our current corporate structure. CDTC made an interest-free loan of RMB50 million to the shareholders of CDMTV. The loan can be repaid only with the proceeds from the transfer of the shareholder’s equity interest in CDMTV to CDTC or another person designated by CDTC pursuant to the Option Agreement as discussed below. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Proxy Letter.    Limin Li and Yanqing Liang signed certain proxy letters on February 15, 2007, pursuant to which Limin Li and Yanqing Liang have granted an employee of CDTC, who is a PRC citizen, the right to exercise all their voting rights as shareholders of CDMTV as provided under its articles of association. Such grant must be approved by CDTC and the grantee must be an employee of CDTC. If the grantee ceases to be an employee of CDTC, then the grantors will revoke the proxy and grant a similar proxy to a then-current employee of CDTC designated by CDTC. The proxy letters will remain effective until February 15, 2032.

Option Agreement.    CDTC and Limin Li and Yanqing Liang entered into an option agreement on February 15, 2007, pursuant to which CDTC has an exclusive option to purchase, or to designate another qualified person to purchase, to the extent permitted by PRC law and foreign investment policies, part or all of the equity interests in CDMTV owned by Limin Li and Yanqing Liang. The purchase price for the entire equity interest shall be the greater of (i) RMB50 million and (ii) the minimum price permitted by applicable PRC law and agreed upon by the parties. The option agreement remains in effect until the completion of the transfer of all the shares in accordance with the option agreement. In the event of a default under this agreement, the non-defaulting party can terminate this agreement.

Equity Pledge Agreement.    Pursuant to an equity pledge agreement entered into on February 15, 2007, Limin Li and Yanqing Liang have pledged their equity interest in CDMTV to CDTC to secure their obligations under the loan agreement and CDMTV’s obligations under the technology and management service agreement and domain name license agreement, each as described above. In addition, shareholders of CDMTV agree not to transfer, sell, pledge, dispose of or create any encumbrance on any equity interests in CDMTV that would affect the pledgee’s interests. The equity pledge agreement will expire when the shareholders fully perform their obligations under the agreements described above.

In the opinion of Grandall Legal Group, our PRC legal counsel:

•	the ownership structure of CDMTV and its subsidiaries and our other PRC affiliates, complies with, and immediately after this offering, will comply with, current PRC laws, rules and regulations;

•	our contractual arrangements with CDMTV and its shareholders are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations; and

•	the business operations of CDTC, CDMTV and its subsidiaries comply with current PRC laws, rules and regulations.

Our PRC legal counsel has further advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the above opinion of our PRC legal counsel in the future. We have been further advised by our PRC counsel that if the PRC government determines that the agreements that establish the structure for operating our PRC advertising network businesses do not comply with applicable restrictions on foreign investment in the advertising industry or the mobile digital televisions industry, we could be subject to severe penalties including being prohibited from continuing operation. See “Risk Factors—Risks Related to Our Corporate Structure.”

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected condensed consolidated statement of operations data for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, and the condensed consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, and were prepared and presented in accordance with U.S. GAAP. The following selected condensed consolidated statement of operations data for the nine months ended September 30, 2006 and 2007 and the condensed consolidated balance sheet data as of September 30, 2007 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented.

You should read the selected condensed consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results do not necessarily indicate our expected results for any future periods.

	For the Period from April 8, 2005 (date of inception) to December 31, 2005	For the Year Ended December 31, 2006	For the Nine Months Ended September 30,
			2006	2007
	(US$, except number of shares)
Condensed Consolidated Statement of Operations Data:
Revenues:
Advertising service revenues	—	2,033,284	892,323	15,802,593
Advertising equipment revenues	290,521	1,839,598	962,375	1,570,662

Total revenues	290,521	3,872,882	1,854,698	17,373,255

Gross profit (loss)	29,017	(1,734,094)	(329,628)	7,373,967

Operating expenses:
Selling and marketing	12,941	393,474	243,600	1,215,808
General and administrative	373,274	1,673,817	1,088,642	1,751,091

Total operating expenses	386,215	2,067,291	1,332,242	2,966,899

Government grant	—	125,953	—	—
Loss from equity method investees	(104,475)	(469,841)	(230,513)	(779,792)

Operating profit (loss)	(461,673)	(4,145,273)	(1,892,383)	3,627,276
Interest income	45,264	98,873	66,208	97,283
Other expenses	—	(22,608)	(15,081)	(63,835)

Net income (loss)	(416,409)	(4,069,008)	(1,841,256)	3,660,724
Deemed dividend on convertible redeemable preferred shares	—	1,583,333	996,263	4,588,152

Net loss attributable to holders of common shares	(416,409)	(5,652,341)	(2,837,519)	(927,428)

Net loss per common share:
Basic	(0.02)	(0.26)	(0.13)	(0.04)
Diluted	(0.02)	(0.26)	(0.13)	(0.04)
Shares used in computation of net loss per share:
Basic	22,000,000	22,000,000	22,000,000	22,000,000
Diluted	22,000,000	22,000,000	22,000,000	22,000,000
Pro forma income (loss) per share on an as converted basis:(1)
Basic		(0.13)		0.08
Diluted		(0.13)		0.08
Shares used in computation of pro forma per share amount on an as converted basis:(1)
Basic		32,306,849		44,706,361
Diluted		32,306,849		45,154,212

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576	—	22,784
Selling and marketing expenses	—	5,374	—	67,171
General and administrative expenses	—	35,802	—	32,436

(1)	Pro forma net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares outstanding resulting from the assumed conversion upon the closing of this offering of the outstanding convertible redeemable preferred shares.

	As of December 31,		As of September 30,
	2005	2006	2007
	(US$)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	2,599,078	5,215,693	29,513,127
Total assets	6,040,923	17,043,776	64,699,986
Total current liabilities	247,117	1,241,783	5,532,740
Convertible redeemable preferred shares	—	15,220,327	58,072,918
Common shares	2,200	2,200	2,200
Additional paid-in capital	6,057,937	6,136,689	6,259,080
Accumulated deficit	(416,409)	(6,068,750)	(6,996,178)
Accumulated other comprehensive income	150,078	511,527	1,829,226
Total shareholders’ equity	5,793,806	581,666	1,094,328

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Condensed Consolidated Financial Data” and our audited consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. As of September 30, 2007, our mobile digital television advertising network, or our network, consists primarily of our digital television displays installed on buses in 14 economically prosperous cities in China. As a supplement to our mobile digital television advertising network, in May 2007 we commenced operations of our stationary advertising platform that uses digital displays to play advertisements in subway stations in Guangzhou and Shenzhen. We derive revenues by selling advertising time on our network and also from sales of advertising equipment to our direct investment entities.

We have experienced significant revenues growth, and the size of our network has grown significantly since the commercial launch of our advertising network in 2005. We have expanded our operations through three different types of arrangements that consist of our exclusive agency model, our direct investment model and our outreach agency model.

We expect our future growth to be driven by a number of factors and trends including:

•	the overall economic growth in China, which we expect to contribute to an increase in advertising spending in major urban areas in China where consumer spending is concentrated;

•	our ability to expand our network and stationary advertising platform into new locations and additional cities;

•	our ability to secure exclusive agency arrangements with mobile digital television companies in additional cities to control all of the advertising time on that network;

•	our ability to increase sales of advertising time and extend the total minutes available for broadcasting of advertisements across all of our cities;

•	our ability to attract more revenues from our existing clients and expand our client base through promotion of our services;

•	our ability to provide programs that appeal to the local viewers;

•	our ability to enhance the technology of our network to make our advertising platform more effective; and

•	our ability to acquire companies that operate advertising businesses complementary to our existing operations.

Because an important source of revenues are our advertising service revenues, we focus on factors that directly affect our advertising service revenues such as (i) the total advertising time that we have available across all of our cities, (ii) the actual price we charge for our advertising time and (iii) the programming to advertising ratio. The actual price we charge advertising clients, which equals the official list price minus any discounts, for time on our network is affected by, among other things, (i) the overall socioeconomic conditions in each city, (ii) the level of demand for advertising time in each city, and (iii) the perceived effectiveness of our network in achieving the goals of our advertising clients. The effectiveness of our network directly relates to our ability to expand the coverage of our mobile digital television advertising network and our ability to provide programs that draw the attention of viewers. We also measure our performance using an average revenues per hour metric, which we calculate by dividing the advertising service revenues by the total hours of broadcasting in the cities of our network and stationary advertising platform.

As we continue to expand our network, we expect to face a number of challenges. Entering into a new market requires us to develop a contractual relationship with the local television station or its mobile television affiliate, so expansion into new cities may require an extended amount of time. In order to continue expansion of our network beyond mass transportation systems, we may compete directly with other companies that have already occupied many of the most desirable locations in China’s major cities. In addition, we must react to continuing technological innovations in our industry and changes in the regulatory environment. To the extent we are required to comply with the National Standard for mobile digital television, it will need to upgrade the digital television displays in its network to conform to the National Standard. Currently, we cannot accurately estimate the expenditures required to migrate to the National Standard. We have implemented a number of measures to address these anticipated challenges: (i) we formed a special team of ten employees and four outside advisors as of September 30, 2007 that focuses on business development and expansion of our network; (ii) our management maintains an active dialogue with the relevant regulatory authorities to stay abreast of new developments and ensure compliance with all current laws and regulations; and (iii) we purchase digital television displays and other related equipment with easily upgradeable components to minimize the capital expenditure required to upgrade our network in response to technological or regulatory changes in our industry.

Our Corporate Structure

CDMTV is a limited liability company incorporated in China on April 8, 2005. CDMTV is currently 70% owned by Limin Li, our co-founder, chairman of our board of directors and chief executive officer, and 30% owned by Yanqing Liang, our co-founder. Both Limin Li and Yanqing Liang are PRC citizens. CDMTV and its subsidiaries hold the licenses and permits necessary to operate our businesses and provide our advertising services in China.

Our company was incorporated as CDMTV Holding Company in the Cayman Islands on January 27, 2006 by our co-founders, Limin Li and Yanqing Liang. On August 13, 2007, we changed our company’s name to VisionChina Media Inc. On March 9, 2006, we established our wholly owned subsidiary, CDTC, in Shenzhen.

Due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries, we operate our advertising business in the PRC through China Digital Mobile Television Co., Ltd, or CDMTV. Our relationships with CDMTV and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive economic benefits from CDMTV. Accordingly, we treat CDMTV as a variable interest entity and have consolidated its historical financial results in our financial statements in accordance with U.S. GAAP. See “Our Corporate Structure.”

Revenues

We had total revenues of US$0.3 million, US$3.9 million and US$17.4 million for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. We generate revenues from the sales of advertising time on our mobile digital television advertising network and, starting in 2007, on our stationary advertising platform. We principally derive our advertising service revenues from sales of advertising time in between the programs, but starting in July 2007, we also derive some revenues from soft advertising embedded into the programs on our network. We also generate revenues from sales of our digital television displays to our direct investment entities, which we refer to as our advertising equipment revenues. The following table sets forth a breakdown of our total revenues for the periods indicated.

	For the Period from April 8 to December 31, 2005		For the year ended December 31, 2006		For the nine months ended September 30,
					2006		2007
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Revenues:
Advertising service revenues	—	0.0	2,033,284	52.5	892,323	48.1	15,802,593	91.0
Advertising equipment revenues	290,521	100.0	1,839,598	47.5	962,375	51.9	1,570,662	9.0

Total	290,521	100.0	3,872,882	100.0	1,854,698	100.0	17,373,255	100.0

Advertising Service Revenues

We derive the majority of our advertising service revenues from the sales of advertising time in between the programs on our mobile digital television advertising network. Starting in 2007, we also generated some of our advertising service revenues from sales of advertising time on our stationary advertising platform, which accounted for 8.0% of our advertising service revenues for the nine months ended September 30, 2007. In addition, beginning in July 2007, we also began to derive advertising service revenues from sales of soft advertising embedded in the programs on our network, such as advertising in the form of infomercials or product placement. Our advertising service revenues accounted for nil, 52.5% and 91.0% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively.

Our advertising service revenues are recorded net of any sales discounts from our official list prices that we may provide to our advertising clients. These discounts include volume discounts and other customary incentives offered to our advertising clients, including additional broadcast time for their advertisements if we have unused time available in a particular city and represent the difference between our official list price and the amount we charge our advertising clients. Our advertising clients include advertisers that directly engage in advertisement placements with us and advertising agencies retained by some advertisers to place advertisements on the advertiser’s behalf. We expect that our advertising service revenues will become the primary source of our revenues for the foreseeable future.

We typically sign advertising contracts with our advertising clients that require us to place the advertisement on our network in specific cities for a specified period. We recognize revenues as the advertisement airs over the contractual term based on the schedule agreed upon with the customer.

Factors that Affect Our Advertising Service Revenues

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Advertising Time.    The total advertising time available across all of our cities determines our total capacity and affects our advertising service revenues. Any future expansion of our network or non-broadcast advertising platform into new cities will increase the total advertising time available across all of our cities and affect our advertising service revenues. Geographic expansion of our network or stationary advertising platform also allows us to attract more advertising clients by providing greater geographic coverage and exposure.

Our ability to expand into new cities will affect the total advertising time available across our network and our stationary advertising platform. Our management has implemented certain measures to facilitate our entrance into new markets. We maintain a special team of employees to focus on our network expansion efforts. In conjunction with the members of our management, this team consults with prospective partners to develop relationships, secure contractual agreements and assist in the deployment and maintenance of our network.

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Actual Price of Advertising Time.    The price that we actually charge our clients for our advertising time directly affects our advertising service revenues. The listed prices for advertising time on our network and stationary advertising platform vary significantly from city to city as income levels, standards of living and general economic conditions vary significantly from region to region in China. In accordance with standard industry practice, we offer discounts to our clients on an individual basis, so the actual price we charge for our advertising time after taking into account any discounts will affect our advertising service revenues.

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Demand for advertising time on our network and stationary advertising platform.    The demand for our advertising time directly affects the actual price of our advertising time and is affected by a variety of factors, including general and economic conditions and certain special events that may cause significant changes in the number of riders in the mass transportation systems of our network cities. Special events, such as the 2008 Summer Olympics in Beijing or the 2010 Asian Games in Guangzhou, will affect our actual price of advertising time. Such special events may draw more viewers to our real-time broadcasts, making our advertising network more effective. Conversely, any adverse events such as an outbreak of an airborne disease, may impact usage of mass transportation and have an adverse effect on our actual price of advertising time.

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Number of displays in each city.    The number of displays in each of our cities affects our actual price of advertising time in that city. An increase in the number of displays will reach a larger audience and make advertisements more effective. We expect that our actual price of advertising time will increase as the number of displays increases.

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Quality of programs.    The quality of the programs broadcast on our network and stationary advertising platform affects our actual price of advertising time. Programs that attract the attention of our audience will make our advertising platform more effective. Our ability to locate, edit and provide suitable programs that appeal to our intended audience will affect our actual price of advertising time. We have undertaken steps to increase the quality of programs broadcast on our network by providing suggestions to the local television stations that provide the programs.

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Programming to Advertising Ratio.    The mixture of programming to advertising that gets broadcasted on our network and stationary advertising platform affects our advertising service revenues. Broadcasting an optimal mix of advertising and programs will maximize our total revenues.

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Maximizing sales of soft advertisements. We began sales of soft advertising in July 2007, and our ability to maximize sales of soft advertisements such as advertisements embedded within the programs and sponsorships of the programs on our network will allow us to realize additional revenues from the time reserved for broadcasts of programs. Increasing our sales of such advertisements will increase our average revenues per hour.

Advertising Equipment Revenues

We also derive a portion of our total revenues from the sales of digital television displays and related equipment to our direct investment entities. We record these revenues as advertising equipment revenues. We source digital television displays and related equipment from third-party suppliers and sell them to our direct investment entities in order to ensure consistent quality of the equipment used in our network and achieve cost efficiency for our direct investment entities. Our advertising equipment revenues represented 100.0%, 47.5% and 9.0% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. We generally set the price of our advertising equipment at the unit procurement cost plus an additional markup. Since sales of equipment in China require the payment of the value added tax, or VAT, equal to 17%, we record our advertising equipment revenues excluding the VAT tax payments. We expect that advertising equipment revenues in future periods will decrease as a percentage of our total revenues because we expect our advertising service revenues to grow faster than our advertising equipment revenues.

We recognize advertising equipment revenues upon delivery of the digital television displays and the risk of ownership has passed to the direct investment entities.

Factors that Affect Our Advertising Equipment Revenues

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Addition of New Direct Investment Entities.    The addition of new direct investment entities directly affects our advertising equipment revenues. We only sell our digital television displays to our direct investment entities for installation into buses of the city’s mass transportation system and other locations. We anticipate higher sales of our digital television displays in the earlier stages of the direct investment entity’s operations during the expansion of the mobile digital television network in that city. Accordingly, as the operations of our direct investment entities reach a greater scale, we expect the sales of our digital television displays to decrease.

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Network Expansion of Direct Investment Entities.    The pace of network expansion at each of our direct investment entities directly affects our advertising equipment revenues. Since the vast majority of our direct investment entities purchase the digital television displays exclusively from us, any expansion of the mobile digital television network will generate advertising equipment revenues for us. In addition, our direct investment entities will need to purchase new digital television displays from us to replace their worn or obsolete equipment.

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Cost of Equipment.    Since we sell our digital television displays at our procurement cost plus a fixed percentage markup, any changes to the cost of our equipment will directly affect our advertising equipment revenues.

Cost of Revenues

Our cost of revenues consists of costs directly related to the offering of our advertising services and costs related to our sales of advertising equipment. The following table sets forth our cost of revenues, divided into its major components, by amount and percentage of our total revenues for the periods indicated.

	For the Period from April 8 to December 31, 2005		For the year ended December 31, 2006		For the nine months ended September 30,
					2006		2007
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues:	290,521	100.0	3,872,882	100.0	1,854,698	100.0	17,373,255	100.0

Cost of revenues:
Advertising service cost	—	0.0	3,967,081	102.4	1,323,776	71.4	8,690,916	50.0
Advertising equipment cost	261,504	90.0	1,639,895	42.3	860,550	46.4	1,308,372	7.5

Total cost of revenues	261,504	90.0	5,606,976	144.7	2,184,326	117.8	9,999,288	57.6

Gross profit (loss)	29,017	10.0	(1,734,094)	(44.7)	(329,628)	(17.8)	7,373,967	42.4

Advertising Service Cost

Our cost of revenues related to the offering of our advertising services consists of media costs, depreciation, business taxes and surcharges and other operating costs.

Media Costs.    Our media costs represented the largest component of our cost of revenues and accounted for approximately nil, 98.4% and 44.5% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. Our media costs primarily consist of:

•	network rental fee payments to our exclusive agency partner companies under our contractual arrangements to control all of the advertising time on that network;

•	payments to our direct investment entities under our contractual arrangements to purchase advertising time;

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payments to mobile television companies outside of our network, either directly or through third-party advertising agencies, to purchase advertising time pursuant to the requests of our advertisers; and

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beginning in 2007, payments to subway companies for our stationary advertising platform pursuant to our agreements to control all of the advertising time on the digital displays located in subway stations.

The primary factors affecting our media costs include the number of exclusive agency cities that we have and the amount of advertising time that we purchase from our direct investment entities and other mobile television companies outside of our network.

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The number of exclusive agency cities represents the largest factor affecting our media costs. When we enter into an exclusive agency arrangement with a mobile television company, we commit to a pre-determined annual network rental fee in exchange for the exclusive right to place advertisements on all of the time available for advertisements on that network. We expect the number of our exclusive agency cities to increase in future periods as we enter into exclusive agency arrangements with our direct investment entities and with additional mobile television companies in new cities. As a result, we expect our network rental fees to increase in future periods, but we expect media costs to decrease as a percentage of our total revenues because we expect our advertising revenues to grow faster than our media costs.

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The amount of advertising time that we purchase from our direct investment entities and other mobile television companies outside of our network also affect our media costs. For our direct investment entities without exclusive agency agreements, we purchase advertising time according to our needs to place advertisements from our clients. For the mobile television companies outside of our network, we purchase time pursuant to the demands of our advertising clients to place advertisements in that city.

Depreciation.    Depreciation for our digital television displays accounted for nil, 0.3% and 0.4% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. Our depreciation cost only consists of depreciation for the displays directly owned by us and not the displays owned by our direct investment entities. Generally, we capitalize the acquisition cost of our digital television displays and recognize depreciation on a straight-line basis over the term of their useful lives, which we estimate to be five years. The primary factors affecting our depreciation include the number of digital television displays in our network, the unit cost of each of our displays, and the remaining useful life of our displays. We expect our depreciation to increase in future periods as a result of expanding our network by adding more displays.

Business Taxes and Surcharges.    Our business taxes and surcharges accounted for nil, 1.0% and 3.9% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. Business taxes and surcharges include the 5% business tax and 3% surcharges that our PRC operating subsidiary must pay for revenues earned from advertising services provided in China.

Other Operating Costs.    Our other operating costs primarily consist of salaries and other expenses in relation to the maintenance, development and expansion of our network and accounted for nil, 2.7% and 1.2% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. We expect our other operating costs to increase in future periods as we expand our network in the cities where we already operate and into new cities. However, we expect our other operating costs to increase in future periods but remain a relatively small percentage of total revenues.

Advertising Equipment Cost

Our advertising equipment cost consists of the amounts we pay to our third-party suppliers for the digital television displays and other related equipment that we sell to our direct investment entities. Our advertising equipment cost accounted for 90.0%, 42.3% and 7.5% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. The major factors affecting our advertising equipment cost include the number of digital television displays we sell and the unit cost that we pay for the assembly of each display.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Period from April 8 to December 31, 2005		For the year ended December 31, 2006		For the nine months ended September 30,
					2006		2007
	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues	US$	% of total revenues
Total revenues:	290,521	100.0	3,872,882	100.0	1,854,698	100.0	17,373,255	100.0
Gross profit (loss)	29,017	10.0	(1,734,094)	(44.8)	(329,628)	(17.8)	7,373,967	42.4
Operating expenses:
Selling and marketing	12,941	4.5	393,474	10.2	243,600	13.1	1,215,808	7.0
General and administrative	373,274	128.5	1,673,817	43.2	1,088,642	58.7	1,751,091	10.1

Total operating expenses	386,215	132.9	2,067,291	53.4	1,332,242	71.8	2,966,899	17.1

Selling and Marketing.    Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and other costs related to supporting our sales force. Selling and marketing expenses accounted for 4.5%, 10.2% and 7.0% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. We increased our sales force to 103 employees as of September 30, 2007 from 59 employees as of December 31, 2006 and three employees as of December 31, 2005, which resulted in an increase in salary expenses. We expect selling and marketing expenses in future periods to increase as operations grow.

General and Administrative.    Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance, utilities and other office expenses. General and administrative expenses accounted for 128.5%, 43.2% and 10.1% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended

September 30, 2007, respectively. We expect that our general and administrative expenses will increase in future periods as we hire additional personnel and incur additional costs in connection with the expansion of our business and with being a publicly traded company.

Share-based Compensation

Our share-based compensation expenses represent the compensation expenses recognized in relation to the share options granted to our employees and consultants. We allocate our share-based compensation expenses to either cost of revenues, general and administrative expenses or selling and marketing expenses depending on role of the person receiving the options under our 2006 Share Incentive Plan, or the 2006 Plan. We have reserved 7,000,000 common shares for issuance under the 2006 Plan. As of December 31, 2006, we have granted 1,894,000 share options to employees and consultants. Our total share-based compensation expenses accounted for nil, 2.0% and 7.0% of our total revenues for the period from April 8, 2005 (date of inception) to December 31, 2005, for the year ended December 31, 2006 and for the nine months ended September 30, 2007, respectively. We expect our share-based compensation expenses to increase in future periods as a result of further issuances of options to employees and consultants.

Loss from Equity Method Investees

Our equity investments primarily consist of our investments in our nine direct investment entities that we account for using the equity method as of September 30, 2007. We expect our loss from our existing equity method investees to decrease as they finish building their networks and begin generating more revenues.

We generate advertising service revenues by sales of advertising time on our mobile digital television advertising network, which are partly provided by our equity method investees. We also closely monitor the operating activities of the equity method investees financially. As the operations of our equity method investees form an integral part to our operating activities, our share of undistributed earnings or losses of these entities are classified as part of our operating income.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect: (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates.

We believe that any reasonable deviation from those judgments and estimates would not have a material impact on our financial condition or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of operations and corresponding balance sheet accounts would be necessary. These adjustments would be made in future financial statements.

When reading our financial statements, you should consider: (i) our critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements. We have not made any material changes in the methodology used in these accounting policies since the inception of our business on April 8, 2005.

Income taxes

We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years.

We record a valuation allowance to reduce deferred tax assets to the value we believe is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to our valuation allowance would increase our income in the period such determination was made. Likewise, if we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our valuation allowance would be charged to our income in the period such determination is made. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Share-based compensation

On December 8, 2006, we adopted the 2006 share incentive plan that allows us to offer a variety of incentive awards to our employees and consultants. For options granted to employees, share-based payments are measured based on the fair values of share options on the grant date and are generally recognized as compensation expense over the requisite service periods with a corresponding addition to paid-in capital. Share awards issued to consultants are measured at fair value at the commitment date and recognized over the period the service is provided.

We have granted options to our employees and consultants as determined by our board of directors on the date of grant. For purposes of financial accounting, we have determined the values of the shares underlying our options by reference to share transactions with third parties and by applying a blended income and market value approach to arrive at the fair values for the shares underlying our options. In the case of the options granted on December 8, 2006, July 6, 2007 and August 30, 2007, the fair value is the per share value of our common shares determined by us, with the assistance of American Appraisal, an independent third-party valuation specialist, solely for the purpose of financial accounting for employee share-based compensation.

Determining the fair value of our common shares underlying the options granted on December 8, 2006, July 6, 2007 and August 30, 2007 required to make complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. We used the income approach in conjunction with the market value approach by assigning a different weight to each of the approaches to estimate the enterprise value of our company when the option was granted. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our common shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 19.5%. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying common shares for the options granted would be different.

For options granted on each grant date, we used the option-pricing method to allocate equity value to the preferred and the common shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 31.4% to 36.1%. Had we used different estimates of volatility, the allocations between preferred and common shares would have been different.

From April 8, 2005 (date of inception) to September 30, 2007, we granted the following options to our employees and consultants:

Date of Grant	Options Granted	Weighted- average Exercise Price	Fair value of common shares	Weighted- average Fair Value of Option	Type of Valuation
	(US$)
December 8, 2006	1,894,000	0.86	0.60	0.19	(1)
April 6, 2007	800,739	1.90	1.52	0.22	(2)
May 16, 2007	200,000	1.84	1.52	0.33	(2)
July 6, 2007	1,230,000	3.545	1.78	0.04	(1)
August 30, 2007	1,005,900	6.545	2.71	0.07	(1)

(1)	By a contemporaneous valuation by a third party valuation specialist.
(2)	Based on the price of the Series B preferred shares that we issued and sold to third parties for cash.

For share options granted on December 8, 2006, July 7, 2007 and August 30, 2007, we have used a combination of the income approach, also known as the discounted cash flow, or DCF, approach, and the market approach to assess the fair value of our common shares underlying the options granted on a contemporaneous basis.

The major assumptions used by us in calculating the fair value of common shares were as follows:

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Weight of DCF and market multiples: We assigned 70% weight to the DCF approach and 30% weight to the market multiples approach because we had achieved visibility of future earnings at the time, which made the DCF approach more meaningful.

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Weighted average costs of capital, or WACC: We used an estimated WACC of 19.5% for the December 8, 2006 grants and 25% for the July 6, 2007 and August 30, 2007 grants, which was the combined result of the risk-free rate and our company-specific risk when we continued to grow and meet important milestones.

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Capital market valuation multiples: We obtained and assessed updated capital market valuation data of comparable Chinese and international advertising companies such as Focus Media Holding Limited, Clear Channel Outdoor Holdings Inc., JC Decaux SA, Primedia Limited, Clear Media and Xinhua Finance Media Limited.

•	Discount for lack of marketability: We used a 15% discount rate for December 8, 2006 grants and 5% for the July 6, 2007 and August 30, 2007 grants for lack of marketability of our common shares.

We believe the following factors contributed to the increase in the fair value of our common shares from $2.71 per share as determined contemporaneously at the time of the August 30, 2007 grants:

•	The number of displays in our network expanded faster than expected during the period from August 2007 to November 2007.

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We negotiated and entered into an agreement on August 31, 2007 that granted us the exclusive right to place advertisements on the displays located on Beijing’s subway trains and began placing advertisements on these displays in October 2007. These displays significantly increase the reach of our mobile digital television advertising network in Beijing. We were not able to foresee the effect of acquiring the displays in the subway trains in Beijing as of August 30, 2007. The addition of the displays in Beijing’s subway trains allowed us to significantly broaden the reach of our advertising network to include the separate subset of the population that takes subway transportation instead of bus transportation. We believe that the advertising industry in China usually perceives subway riders to have higher incomes compared to bus riders, so the unforeseen addition of the displays in the subway trains in Beijing increased the appeal of our advertising network.

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As described above, our mobile digital advertising network continued to expand in the buses and subway system in Beijing during this period. The faster than expected expansion in Beijing coupled with the addition of the displays in Beijing’s subway trains further solidified our dominance of the mobile digital television advertising market in Beijing. Already one of the most affluent cities and largest advertising markets in China, Beijing stands to benefit even more substantially as the host of the 2008 Summer Olympics. However, the actual demand for advertising time in Beijing even exceeded our expectations, which has been evidenced by the increasing number of long-term advertising contracts in this market.

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The increased size and expanded reach of our national advertising operations allowed us to charge a premium for advertising time. In addition, the market grew increasingly receptive to mobile digital television advertising media. The combination of these two factors enabled us to publish new rate cards on November 1, 2007 with an average increase of 25% from the previously published rate cards on August 1, 2007.

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During this period, our sales force has confirmed a significant amount of advertising service revenues for the remainder of 2007 and 2008 that was not previously projected. The total number of our advertisers also increased significantly during this period.

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During this period, we entered into exclusive agency agreements with our direct investment entities in Ningbo and Wuxi to control a portion or all of the advertising time on those networks. As of August 30, 2007, we had not determined our strategy and schedule with respect to entering into exclusive agency agreements with our direct investment entities. We entered into such exclusive agency agreements with such direct investment entities earlier than anticipated.

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Our results of operations and financial position improved significantly since August 30, 2007. We generated net income for the first time for the three months ended June 30, 2007 with net income of US$0.3 million. Our net income increased significantly to US$3.8 million for the three months ended September 30, 2007. We expect our net income to continue to increase for the three months ending December 31, 2007.

•	The American depositary shares of comparable new media and out-of-home advertising companies based in China and listed in the United States increased significantly during this period.

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Generally favorable market sentiment toward China-based publicly traded shares resulted in an overall appreciation in the market value of these shares. During this period, the Hang Sang China Enterprises Index that tracks the performance of various China-based stocks on the Hong Kong Stock Exchange increased significantly, and the NASDAQ China Index also increased significantly.

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We continued to bolster our management and sales and marketing functions by recruiting key employees. William Decker and Xisong Tan agreed to serve as independent directors. We also expanded our sales and marketing force by recruiting an additional 23 employees and consultants since August 30, 2007.

•	We have strengthened our financial reporting, accounting, internal control and budgeting processes. Upon the closing of this offering, we will form an audit committee, a compensation committee and a nominations committee and adopt a code of conduct and an insider trading policy. We will be required to comply with Section 404 of the Sarbanes-Oxley Act in 2008. As a result, we have and will continue to implement a number of important internal control policies and measures.

•	The initial public offering will create a liquid market for our common shares, which eliminates the discount previously applied for the lack of marketability.

For the options granted in April and May 2007, management performed valuation to assess the fair value of our common shares underlying the options granted based on the price of the Series B preferred shares that we issued and sold to third parties for cash in March 2007. Series B preferred shares were issued to several institutional investors in March 2007 for cash at a price determined based on the agreed enterprise value of our company. As the transaction was carried out between unrelated parties at arm’s length basis, we believe that the negotiated equity value represents the fair enterprise value of our company. We used an option-pricing model to allocate the total enterprise value of our company to preferred and common shares.

In addition, we estimate our expected forfeiture rate and recognize expense only for those options that are expected to vest. These estimations are based on past employee retention rates and our expectations of future retention rates. As our operating history is limited, we will prospectively revise our forfeiture rates based on actual history. Our compensation expense may change based on changes to our actual forfeitures.

Changes in these assumptions could significantly affect the amount of employee share-based compensation expense we recognize in our consolidated financial statements.

Taxation

We are a tax exempted company incorporated in the Cayman Islands and conduct substantially all of our business though our PRC subsidiary, CDTC and our PRC variable interest entity, CDMTV. Both of our PRC entities must pay business taxes and surcharges on revenues generated from advertising services and value added taxes on sales of our advertising equipment, and we account for the business taxes and surcharges under cost of revenues. Our PRC entities must also pay the enterprise income tax, or EIT, on their taxable income at a tax rate of 33%, expect for certain PRC entities that qualify for preferential tax rates.

CDTC is governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises, under which foreign-invested enterprises satisfying certain criteria and can enjoy preferential tax treatments. As a result of being located in the Shenzhen Special Economic Zone, both CDMTV and CDTC enjoy a preferential EIT rate of 15%. In addition, since CDMTV has been recognized as a “Culture Enterprise,” CDMTV receives a full exemption from the EIT in 2005, 2006 and 2007.

Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise has not become profitable by January 2008, an two-year exemption from enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the state, and enterprises otherwise classified as “new and high technology enterprises strongly supported by the state” will be entitled to a 15% enterprise income tax rate even though the EIT Law does not currently define this term.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income, including income we receive from our subsidiary and consolidated affiliates. The EIT Law also does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” is considered to be located in China. Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary and consolidated affiliates, it will materially reduce the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC or pursuant to a tax treaty between China and the jurisdictions in which our non-PRC shareholders reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary and consolidated affiliates established in China. If we declare dividends from such income, it is unclear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to income tax under the EIT Law. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

Selected Operating Data

The following table presents certain selected operating data of our company for the dates and periods indicated:

	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	—	9,291	22,873
Direct investment cities	667	7,518	10,711

Total	667	16,809	33,584

Number of digital displays in our stationary advertising platform	—	—	208

	For the year ended December 31, 2006	For the nine months ended September 30,
		2006	2007
Total hours of broadcasting(1)	30,640	20,126	54,017
Average revenues per hour(1)(2) (US$)	56	34	282

(1)	Includes all of the cities in our network and stationary advertising platform.
(2)	We calculate average revenues per hour by dividing our advertising service revenues derived from our network and stationary advertising platform by the total hours of broadcasting in the cities of our network and stationary advertising platform.

Selected Quarterly Results of Operations

The following tables present certain unaudited consolidated quarterly financial data for each of the seven quarters in the period from January 1, 2006 to September 30, 2007. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on substantially the same basis as our audited consolidated financial statements. The unaudited consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our operating results for any quarter are not necessarily indicative of results that may be expected for any future period.

	For the Three Months Ended
Consolidated Statement of Operations Data	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007	June 30, 2007	September 30, 2007
	(US$)
Revenues:
Advertising service revenues	87,210	253,862	551,251	1,140,961	3,105,205	3,989,964	8,707,424
Advertising equipment revenues	219,288	443,635	299,452	877,223	265,069	702,127	603,466

Total revenues	306,498	697,497	850,703	2,018,184	3,370,274	4,692,091	9,310,890

Cost of revenues:
Advertising service cost	(70,932)	(198,980)	(1,053,864)	(2,643,305)	(2,568,881)	(2,756,816)	(3,365,219)
Advertising equipment cost	(200,072)	(399,337)	(261,141)	(779,345)	(219,436)	(573,252)	(515,684)

Total cost of revenues	(271,004)	(598,317)	(1,315,005)	(3,422,650)	(2,788,317)	(3,330,068)	(3,880,903)

Gross profit (loss)	35,494	99,180	(464,302)	(1,404,466)	581,957	1,362,023	5,429,987

Operating expenses:
Selling & marketing	(45,376)	(84,066)	(114,158)	(149,874)	(176,984)	(320,430)	(718,394)
General and administrative	(326,949)	(364,588)	(397,105)	(585,175)	(553,362)	(518,128)	(679,601)

Total operating expenses	(372,325)	(448,654)	(511,263)	(735,049)	(730,346)	(838,558)	(1,397,995)

Government Grant	—	—	—	125,953	—	—	—
Loss from equity method investees	(58,473)	(67,771)	(104,269)	(239,328)	(201,380)	(288,669)	(289,743)

Operating profit (loss)	(395,304)	(417,245)	(1,079,834)	(2,252,890)	(349,769)	234,796	3,742,249
Interest income	6,885	28,194	31,129	32,665	14,236	44,214	38,833
Other expense	(127)	(7,506)	(7,448)	(7,527)	(27,911)	(8,480)	(27,444)

Net income (loss)	(388,546)	(396,557)	(1,056,153)	(2,227,752)	(363,444)	270,530	3,753,638

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	—	—	37,576	7,341	7,341	8,102
Selling and marketing expenses	—	—	—	5,374	2,551	41,220	23,400
General and administrative expenses	—	—	—	35,802	7,241	10,748	14,447

Results of Operations

The following table sets forth a summary of our statement of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any other future period.

Consolidated Statement of Operations Data:	For the Period from April 8 to December 31, 2005	For the Year Ended December 31, 2006	For the Nine Months Ended September 30,
			2006	2007
	(US$, except number of shares)
Revenues:
Advertising service revenues	—	2,033,284	892,323	15,802,593
Advertising equipment revenues	290,521	1,839,598	962,375	1,570,662

Total revenues	290,521	3,872,882	1,854,698	17,373,255

Cost of revenues:
Advertising service cost	—	3,967,081	1,323,776	8,690,916
Advertising equipment cost	261,504	1,639,895	860,550	1,308,372

Total cost of revenues	261,504	5,606,976	2,184,326	9,999,288

Gross profit (loss)	29,017	(1,734,094)	(329,628)	7,373,967

Operating expenses:
Selling and marketing	12,941	393,474	243,600	1,215,808
General and administrative	373,274	1,673,817	1,088,642	1,751,091

Total operating expenses	386,215	2,067,291	1,332,242	2,966,899

Government grant	—	125,953	—	—
Loss from equity method investees	(104,475)	(469,841)	(230,513)	(779,792)

Operating profit (loss)	(461,673)	(4,145,273)	(1,892,383)	3,627,276
Interest income	45,264	98,873	66,208	97,283
Other expenses	—	(22,608)	(15,081)	(63,835)

Net income (loss)	(416,409)	(4,069,008)	(1,841,256)	3,660,724

Deemed dividend on convertible redeemable preferred shares	—	1,583,333	996,263	4,588,152

Net loss attributable to holders of common shares	(416,409)	(5,652,341)	(2,837,519)	(927,428)

Net loss per share:
Basic	(0.02)	(0.26)	(0.13)	(0.04)
Diluted	(0.02)	(0.26)	(0.13)	(0.04)
Share used in computation of net loss per share:
Basic	22,000,000	22,000,000	22,000,000	22,000,000
Diluted	22,000,000	22,000,000	22,000,000	22,000,000
Pro forma income (loss) per share on an as converted basis:(1)
Basic		(0.13)		0.08
Diluted		(0.13)		0.08
Shares used in computation of pro forma per share amount on an as converted basis:(1)
Basic		32,306,849		44,706,361
Diluted		32,306,849		45,154,212
Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576	—	22,784
Selling and marketing expenses	—	5,374	—	67,171
General and administrative expenses	—	35,802	—	32,436

(1)	Pro forma net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares outstanding resulting from the assumed conversion upon the closing of this offering of the outstanding convertible redeemable preferred shares.

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Total Revenues.    Our total revenues increased significantly to US$17.4 million for the nine months ended September 30, 2007 from US$1.9 million for the nine months ended September 30, 2006.

•

Our advertising service revenues increased significantly to US$15.8 million for the nine months ended September 30, 2007 from US$0.9 million for the nine months ended September 30, 2006. We experienced a significant increase in advertising service revenues primarily as a result of increased sales of advertising time on our mobile digital television advertising network. To a lesser extent, our advertising service revenues also increased due to sales of advertising time on our stationary advertising platform that commenced operations in May 2007. Our stationary advertising platform accounted for approximately 8.0% of our advertising service revenues for the nine months ended September 30, 2007. We also attribute the increase in our advertisement service revenues to the growth of our network to 14 cities as of September 30, 2007 from nine cities as of September 30, 2006. We expect our advertising service revenues from our mobile digital television advertising network and our stationary advertising platform to increase in future periods as our network further penetrates the out-of-home advertising market.

•

Our advertising equipment revenues increased to US$1.6 million for the nine months ended September 30, 2007 from US$1.0 million for the nine months ended September 30, 2006. Since the vast majority of our direct investment entities exclusively purchase their digital television displays from us, our advertising equipment revenues increased as a result of network expansion by our direct investment entities. The number of our direct investment entities increased to 11 as of September 30, 2007 from eight as of September 30, 2006. We expect our advertising equipment revenues in future periods to decrease as a percentage of our total revenues as our existing direct investment entities finish the initial expansion of their local networks and scale back their purchases of digital television displays and related equipment from us. While we still plan to increase the number of our direct investment entities in future periods, we expect our advertising service revenues to grow faster than our advertising equipment revenues.

Cost of Revenues. Our cost of revenues increased significantly to US$10.0 million for the nine months ended September 30, 2007 from US$2.2 million for the nine months ended September 30, 2006.

•

Our advertising service cost increased significantly to US$8.7 million for the nine months ended September 30, 2007 from US$1.3 million for the nine months ended September 30, 2006 due to the following reasons:

•

Our media cost increased significantly to US$7.7 million for the nine months ended September 30, 2007 from US$1.2 million for the nine months ended September 30, 2006. We experienced a significant increase in media cost primarily due to a large increase in the amount of network rental fees paid to our exclusive agency partner companies to secure advertising time. Our network rental fees for our exclusive agency cities increased significantly to US$7.2 million for the nine months ended September 30, 2007 from US$1.1 million for the nine months ended September 30, 2006. The number of cities operating under our exclusive agency model increased to four cities as of September 30, 2007 from one city as of September 30, 2006. To a lesser extent, we also attribute the increase in our media cost to (i) increased demand for advertising time in cities operating under our direct investment and outreach agency models that require us to purchase the advertising time from the local mobile digital television network operating in that city, and (ii) payments to the subway companies for our stationary advertising platform beginning in May 2007 to purchase advertising time on the stationary advertising platform in that city.

•	Our depreciation increased significantly to US$74,675 for the nine months ended September 30, 2007 from US$9,112 for the nine months ended September 30, 2006 as a result of the increase in the number of digital television displays located in our exclusive agency cities.

•

Our business tax increased significantly to US$0.7 million for the nine months ended September 30, 2007 from US$39,940 for the nine months ended September 30, 2006 as a result of the increase in our revenues.

•

Our other operating costs include salaries and expenses related to installation and maintenance of the displays in our network and increased significantly to US$212,045 for the nine months ended September 30, 2007 from US$45,940 for the nine months ended September 30, 2006, primarily due to the expansion of our network into new cities and also in the cities where we already operated.

•

Our advertising equipment cost increased to US$1.3 million for the nine months ended September 30, 2007 from US$0.9 million for the nine months ended September 30, 2006. This increase was attributable to an increase in the number of digital television displays and related equipment that we purchased from our suppliers for resale to our direct investment entities.

Gross Profit (Loss).    As a result of the foregoing, our gross profit was US$7.4 million for the nine months ended September 30, 2007 compared to a gross loss of US$0.3 million for the nine months ended September 30, 2006. Our gross margin increased to 42.4% for the nine months ended September 30, 2007 from negative 17.8% for the nine months ended September 30, 2006. Our gross margin increased primarily due to the fact that the increase in our total revenues outpaced the increase in our cost of revenues. In addition, our advertising service revenues accounted for a larger percentage of our total revenues for the nine months ended September 30, 2007 compared to the same period in 2006, and we recognized a higher gross margin for our advertising service revenues compared to our advertising equipment revenues for the nine months ended September 30, 2007. We expect our advertising service revenues to account for an increasing percentage of our total revenues in the foreseeable future.

Operating Expenses.    Our operating expenses increased significantly to US$3.0 million for the nine months ended September 30, 2007 from US$1.3 million for the nine months ended September 30, 2006.

•

Selling and Marketing.    Selling and marketing expenses increased significantly to US$1.2 million for the nine months ended September 30, 2007 from US$0.2 million for the nine months ended September 30, 2006. Our selling and marketing expenses increased mainly due to expansion of our sales force along with increases in marketing and promotional expenses incurred by our sales force. The number of our selling and marketing employees increased to 103 as of September 30, 2007 from 20 as of September 30, 2006.

•

General and Administrative.    General and administrative expenses increased to US$1.8 million for the nine months ended September 30, 2007 from US$1.1 million for the nine months ended September 30, 2006. Our general and administrative expenses increased mainly due to the increase in the size of our administrative staff to support our growing operations. The number of our general and administrative employees increased to 45 as of September 30, 2007 from 24 as of September 30, 2006.

Loss from Equity Method Investees.    Our loss from equity method investees increased to US$0.8 million for the nine months ended September 30, 2007 from US$0.2 million for the nine months ended September 30, 2006. We experienced an increase in our loss from equity method investees as a result (i) an increase in the number of equity method investees to nine as of September 30, 2007 from four as of September 30, 2006 and (ii) the continued expansion of the local networks of our equity method investees. We expect the loss from our existing equity method investees to decrease in future periods as they finish the initial expansion of their local networks and begin to generate advertising service revenues.

Operating Profit (Loss).    As a result of the foregoing, our operating profit amounted to US$3.6 million for the nine months ended September 30, 2007 as compared to an operating loss of US$1.9 million for the nine months ended September 30, 2006.

Interest Income.    Our interest income increased to US$97,283 for the nine months ended September 30, 2007 from US$66,208 for the nine months ended September 30, 2006, primarily as a result of higher cash and cash equivalent balances provided by our financing activities. In April 2006, we received US$14.3 million from the issuance of Series A convertible preferred shares. In March and July 2007, we received an aggregate of US$40.0 million from the issuance of Series B convertible preferred shares.

Other Expenses.    Our other expenses increased to US$63,835 for the nine months ended September 30, 2007 from US$15,081 for the nine months ended September 30, 2006 primarily as a result of our exchange rate losses we incurred due to appreciation of the Renminbi against the U.S. dollar.

Net Income (Loss).    As a result of the foregoing, our net income amounted to US$3.7 million for the nine months ended September 30, 2007 as compared to a net loss of US$1.8 million for the nine months ended September 30, 2006.

Year Ended December 31, 2006 Compared to the Period from April 8, 2005 (date of inception) to December 31, 2005

The financial results discussed below are not comparable on an equal basis because we were founded on April 8, 2005 and had our first full year of operations in 2006. Our network consisted of 16,809 digital television displays as of December 31, 2006 and 667 digital television displays as of December 31, 2005.

Total Revenues.    Our total revenues amounted to US$3.9 million for the year ended December 31, 2006 and US$0.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005.

•

Our advertising service revenues amounted to US$2.0 million for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005. Our advertising service revenues increased in 2006 because we only began recognizing advertising revenues in 2006.

•

Our advertising equipment revenues amounted to US$1.8 million in 2006 and US$0.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005. Our advertising equipment revenues increased because the number of our direct investment entities increased to 8 as of December 31, 2006 from three as of December 31, 2005, and as part of their expansion, our direct investment entities purchased more digital television displays and related equipment from us.

Cost of Revenues.    Our cost of revenues amounted to US$5.6 million in 2006 and US$0.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005.

•	Our advertising service cost amounted to US$4.0 million for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005.

•

Our media cost amounted to US$3.8 million for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005. We began to incur media cost in 2006 after we entered into our first exclusive agency agreement in 2006. In addition, we purchased advertising time from our direct investment entities and from other mobile digital television stations in 2006 through our outreach agency model.

•

Our depreciation amounted to US$12,606 for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005. Our depreciation increased in 2006 because the number of digital television displays in our network increased to 16,809 as of December 31, 2006 from 667 as of December 31, 2005.

•	Our business taxes and surcharges amounted to US$39,940 for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005.

•

Our other operating costs include salaries and expenses related to installation and maintenance of the digital television displays in our network and amounted to US$0.1 million for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005.

•

Our advertising equipment cost amounted to US$1.6 million for the year ended December 31, 2006 and US$0.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005. Our advertising equipment cost increased in 2006 because we purchased more digital television displays from our suppliers for resale to our direct investment entities.

Gross Profit (Loss).    As a result of the foregoing, our gross loss amounted to US$1.7 million for the year ended December 31, 2006, and our gross profit amounted to US$29,017 for the period from April 8, 2005 (date of inception) to December 31, 2005.

Operating Expenses.    Our operating expenses amounted to US$2.1 million for the year ended December 31, 2006 and US$0.4 million for the period from April 8, 2005 (date of inception) to December 31, 2005. The number of our employees increased to 92 as of December 31, 2006 from 17 as of December 31, 2005.

•

Selling and Marketing.    Selling and marketing expenses amounted to US$393,474 for the year ended December 31, 2006 and US$12,941 for the period from April 8, 2005 (date of inception) to December 31, 2005.

•

General and Administrative.    General and administrative expenses amounted to US$1.7 million for the year ended December 31, 2006 and US$0.4 million for the period from April 8, 2005 (date of inception) to December 31, 2005.

Government Grant.    Our government grant amounted to US$125,953 for the year ended December 31, 2006 and nil for the period from April 8, 2005 (date of inception) to December 31, 2005.

Loss from Equity Method Investees.    Our loss from equity method investees amounted to US$469,841 for the year ended December 31, 2006 and US$104,475 for the period from April 8, 2005 (date of inception) to December 31, 2005.

Operating Loss.    As a result of the foregoing, our operating loss amounted to US$4.1 million for the year ended December 31, 2006 and US$0.5 million for the period from April 8, 2005 (date of inception) to December 31, 2005.

Interest Income.    Our interest income amounted to US$98,873 for the year ended December 31, 2006 and US$45,264 for the period from April 8, 2005 (date of inception) to December 31, 2005.

Other Expenses.    Our other expenses amounted to US$22,608 for the year ended December 31, 2006. We did not incur any other expenses for the period from April 8, 2005 (date of inception) to December 31, 2005.

Net Loss.    As a result of the foregoing, our net loss amounted to US$4.1 million for the year ended December 31, 2006 and US$0.4 million for the period from April 8, 2005 (date of inception) to December 31, 2005.

Liquidity and Capital Resources

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Period from April 8 to December 31, 2005	For the year ended December 31, 2006	For the nine months ended September 30,
			2006	2007
	(US$)
Net cash used in operating activities	(295,690)	(7,825,769)	(5,409,838)	(7,776,560)
Net cash used in investing activities	(3,282,573)	(3,399,853)	(3,025,490)	(6,855,737)
Net cash provided by financing activities	6,060,137	13,636,994	7,965,861	38,394,827
Effect of changes in exchange rate	117,204	205,243	170,426	534,904
Net (decrease) increase in cash and cash equivalents	2,599,078	2,616,615	(299,041)	24,297,434
Cash and cash equivalents, beginning of period/year	—	2,599,078	2,599,078	5,215,693
Cash and cash equivalents, end of period/year	2,599,078	5,215,693	2,300,037	29,513,127

Our liquidity needs include the (i) net cash used in operating activities that consists of the (a) cash required to fund the initial build-out and continued expansion of our network and (b) our working capital needs, which includes payment of our operating expenses and financing of our accounts receivable; and (ii) net cash used in investing activities that consists of the investments in our direct investment entities. To date, we have financed our liquidity needs primarily through proceeds from the issuance of the Series A and Series B convertible preferred shares and cash flows from operations. We raised US$14.3 million from the issuance of Series A convertible preferred shares in April 2006 and US$40.0 million from the issuance of Series B convertible preferred shares in March and July 2007. On March 5 and March 28, 2007, we borrowed an aggregate amount of RMB17.1 million from Meidi Zhiye, a related party, to fund our working capital requirements. On April 29, 2007, we repaid Meidi Zhiye the total amount of such borrowing. As of December 31, 2006, we had US$5.2 million in cash. Our cash primarily consists of cash on hand and cash deposited in banks and interest-bearing savings accounts.

We did not generate net income for any quarter since our inception until the three months ended June 30, 2007, in which we generated net income of US$0.3 million. Our revenue and net income continued to increase for the three months ended September 30, 2007, and we generated net income of US$3.8 million for that period. We expect our revenue to continue to grow for the three months ended December 31, 2007 based on our confirmed customer orders, and we expect to generate positive operating cash flow for the three months ended December 31, 2007, which will be used to partially offset our previous cash deficits. Assuming no material adverse change in the advertising industry or to the applicable regulations in China and our revenue continues to increase and after taking into account our expected revenue growth, future contractual obligations, increases in accounts receivable and other relevant factors, we expect to generate positive operating cash flow in 2008. We believe that our current levels of cash and cash flows from operations, combined with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. We intend to maintain our current policies for collections of accounts receivable, which provide a 90-day credit period following the month in which the advertisement is displayed. We expect our accounts receivable to increase as a result of the rapid growth in our advertising service revenues. As we expect the out-of-home advertising market in China to continue growing, we plan to continue expanding our network in the cities where we already operate and into new cities. We also plan to implement new digital technologies and techniques, such as scrolling information bars, to enhance the effectiveness of our advertising network. These scrolling information bars increase the effectiveness of our advertising network by continuously displaying real-time information such as news or stock quotes. As a result, we expect these measures to increase demand for our advertising time. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we determine that our cash requirements exceed the amounts of cash on hand, we may seek to issue debt or equity securities or obtain short-term or long-term bank financing. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and financial covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

Operating Activities

Our net cash used in operating activities amounted to US$7.8 million for the nine months ended September 30, 2007, US$7.8 million for the year ended December 31, 2006 and US$0.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005. Our net cash used in operating activities increased in 2006 primarily as a result of our payments of US$7.9 million to purchase advertising time and equipment. We also received US$1.6 million from provision of advertising services and sales of advertising equipment.

Investing Activities

Our net cash used in investing activities amounted to US$6.9 million for the nine months ended September 30, 2007, US$3.4 million for the year ended December 31, 2006 and US$3.3 million for the period from April 8, 2005 (date of inception) to December 31, 2005. Our net cash used in investing activities increased in 2006 primarily due to our investments into our new equity method investees of US$2.3 million and other investment of US$2.0 million in order to expand our advertising network.

Financing Activities

Our net cash provided by financing activities amounted to US$38.4 million for the nine months ended September 30, 2007, US$13.6 million for the year ended December 31, 2006 and US$6.1 million for the period from April 8, 2005 (date of inception) to December 31, 2005. Our net cash provided by financing activities in 2006 and the nine months ended September 30, 2007 primarily consisted of proceeds from our issuance of Series A and Series B convertible preferred shares.

Capital Expenditures

We had capital expenditures of US$2.3 million for the nine months ended September 30, 2007, US$0.4 million for the year ended December 31, 2006 and US$54,826 for the period from April 8, 2005 (date of inception) to December 31, 2005. Our capital expenditures were made primarily to acquire digital television displays and related equipment for our network, and beginning in 2007, we also made capital expenditures to upgrade our accounting software and systems. Our capital expenditures are primarily funded by net cash provided by financing activities and to a lesser extent by cash generated from our operations. We expect our capital expenditures for the remainder of 2007 and in 2008 to primarily consist of purchases of digital television displays and related equipment as we continue to expand our mobile digital television advertising network and purchases of accounting software and systems to upgrade our financial, accounting systems and internal control systems. For the remainder of 2007 and in 2008, we expect to incur capital expenditures of approximately US$7.0 million and US$5.0 million, respectively, to purchase digital television displays and related equipment for expansion of our network in the cities where we currently operate. We expect to incur capital expenditures of approximately US$0.2 million for the remainder of 2007 to upgrade our financial, accounting systems and internal control systems. We expect to fund these capital expenditures by cash generated from operating and financing activities as well as net proceeds of this offering. As opportunities arise, we may make acquisitions of other businesses that complement our operations. We believe that we will be able to fund these upgrades and equipment purchases through our internal cash, and do not anticipate that these obligations will have a material impact on our liquidity needs.

To the extent that we will be required to comply with the National Standard, we may need to incur additional capital expenditures in order to upgrade the mobile digital television receivers, and we believe that these capital expenditures would not materially affect our liquidity.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations as of December 31, 2006:

	Total	Payments due by period
		Less than 1 year	1-3 years	3-5 years	More than 5 years
	(US$)
Capital commitments	2,321,769	2,321,769	—	—	—
Long-term purchase agreement	90,075,173	8,531,510	18,837,963	20,584,733	42,120,967
Operating lease obligations	953,368	171,293	222,876	189,268	369,931

Total contractual obligations	93,350,310	11,024,572	19,060,839	20,774,001	42,490,898

As of December 31, 2006, we had capital commitments to make cash investments totaling US$941,258, US$753,006 and US$627,505 for our 49% equity interests in three equity method investees.

Operating lease obligations represent leasing arrangements relating to the lease of our office premises.

We have entered into several agreements under our exclusive agency model to purchase advertising time from mobile television companies for a period of five to ten years. As of December 31, 2006, future minimum purchase commitments under these agreements totaled approximately US$90 million.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the PRC National Bureau of Statistics, the change in Consumer Price Index in China was 3.9%, 1.8% and 1.5% in 2004, 2005 and 2006, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues, costs and expenses are denominated in Renminbi. Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar or any other currency nonetheless may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the value of the Renminbi is permitted to fluctuate within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this government currency policy, and if such liberalization were to occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.

We use the U.S. dollar as the reporting currency for our financial statements. Our company’s functional currency is the U.S. dollar and the functional currency of CDTC and CDMTV is the Renminbi. All of our subsidiary’s transactions in currencies other than the Renminbi during the year are recorded at the exchange rates prevailing on the relevant dates of such transactions. Monetary assets and liabilities of our subsidiary existing at the balance sheet date denominated in currencies other than the Renminbi are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated statements of operations. Fluctuations in exchange rates may also affect our consolidated financial statements and operations. For example, to the extent that we need to convert U.S. dollars received in this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the amount of Renminbi that we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us. Considering the amount of our cash balance as of December 31, 2006, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB0.41 million (US$0.05 million) for our total amount of cash balance. We estimate that we will receive net proceeds from this offering of approximately US$128.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$10.50 per ADS, the mid-point of the range shown on the front cover of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar will result in an increase or decrease of RMB9.8 million (US$1.3 million) of the net proceeds from this offering.

We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure in foreign exchange risk.

Interest Rate Risk

We have not been, nor do we anticipate being, exposed to material risks due to changes in interest rates. Our risk exposure to changes in interest rates relates primarily to the interest income generated by cash deposited in interest-bearing savings accounts. Our interest-bearing bank loan balance as December 31, 2006 was nil. We have not used, and do not expect to use in the future, any derivative financial instruments to hedge our interest risk exposure.

Recently Issued Accounting Standards

In February 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140,” which is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated, if the holder elects not to account for the whole instrument on a fair value basis. We do not anticipate that the adoption of this statement will have a material effect on our financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after

November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS 157 on our financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for us beginning in fiscal year 2007. The adoption of FIN 48 does not have a material impact on our consolidated financial position, results of operations and cash flows.

In June 2006, the Emerging Issues Task Force, or EITF, reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation),” or EITF 06-3. The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenues-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. We are currently evaluating the impact, if any, of this statement on our consolidated combined financial statements and related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of SFAS No. 159.

OUR INDUSTRY

China has the largest advertising market in Asia, excluding Japan, and it is one of the largest and fastest growing in the world, representing the sixth largest advertising market in 2006 by media expenditure according to ZenithOptimedia.

The Advertising Market in China

Fast growing Chinese economy.    The Chinese advertising market grew in recent years as a result of, among other factors, the rapid increase in disposable income and consumption of urban residents in China. The National Bureau of Statistics of China reported that the annual disposable income per capita in urban households increased from RMB7,703 in 2002 to RMB11,759 in 2006, representing a CAGR of 11.2%. In Beijing, Guangzhou and Shenzhen, where we have major operations, the urban household annual disposable income per capita in 2006 was RMB19,978, RMB19,851 and RMB22,567, respectively, representing a level significantly above the national average.

Large size and high growth.    China has the largest advertising market in Asia excluding Japan as measured by total advertising expenditure. According to ZenithOptimedia, advertising spending in China in 2006 was approximately US$12.5 billion, accounting for 29.6% of the total advertising spending in Asia excluding Japan. ZenithOptimedia also projected that the advertising market in China will be one of the fastest growing advertising markets in the world in the next three years, at a CAGR of 18.2% from 2006 to 2009. By 2009, China is projected to account for 34.6% of the total advertising spending in Asia excluding Japan. The following table illustrates the amount of advertising expenditure in China from 2002 to 2006, with projections from 2007 to 2009. The table also shows the percentages of total advertising expenditures in Asia excluding Japan that China comprises for the same periods.

	China Advertising Spending (US$ in millions)	As % of Asia excluding Japan
2002	6,436	23.6
2003	8,108	26.2
2004	9,063	26.7
2005	10,569	28.3
2006	12,452	29.6
2007E	14,688	31.5
2008E	18,369	34.1
2009E	20,563	34.6

Source: ZenithOptimedia (October 2007)

We believe the advertising market in China has the potential for considerable and sustained growth due to the relatively low levels of advertising spending per capita and advertising spending as a percentage of GDP in China, as compared to more developed countries or regions. The following table sets forth the advertising spending per capita and as a percentage of GDP in the countries and regions listed below for 2005.

	Advertising spending in 2005
	Per capita(US$)	% of GDP
China	8.0	0.45
Hong Kong	362.1	1.43
South Korea	172.3	0.98
Taiwan	71.3	0.47
Japan	298.1	0.88
Asia excluding Japan weighted average	12.5	0.70
United States	557.4	1.33
United Kingdom	367.3	0.97

Source: ZenithOptimedia (October 2007)

Urban concentration.    Historically, advertising spending in China has been highly concentrated in more economically developed urban areas where income per capita is much higher than that in rural areas in China. In 2005, the advertising spending in Beijing, Shanghai and Guangdong province (which includes major cities of Guangzhou and Shenzhen), China’s most affluent urban areas, accounted for 15.8%, 18.8% and 16.6%, respectively, of the total advertising spending in China, according to China Infobank, an independent researcher and provider of China’s business information.

Television advertising.    Television advertising accounts for the most significant portion of the total advertising spending in China. According to the National Bureau of Statistics, at the end of 2006, China had 296 television stations which broadcast 13.6 million hours of television programs to 96.2% of China’s population. According to ZenithOptimedia, spending on television advertising was US$5.1 billion in China in 2006, and is projected to grow to US$8.2 billion in 2009, representing a CAGR of 16.8% from 2006 to 2009. We believe television will remain as a strong advertising medium in China in the foreseeable future primarily due to China’s strong economic development.

Out-of-Home Advertising Market in China

The advertising industry is generally divided into television, newspaper, magazine, radio and other advertising media, which includes out-of-home, billboard, and Internet advertising. Other advertising media accounts for a larger percentage of total advertising spending in China than in other countries, accounting for 20.9% of the total advertising spending in China in 2006, as compared to 11.0% in the United States, according to ZenithOptimedia. Spending on other advertising media in China was US$2.6 billion in 2006, and is projected to grow to US$5.5 billion in 2009, representing a CAGR of 28.3% from 2006 to 2009.

We believe the wide acceptance of out-of-home advertising in China as an important advertising medium is due to various reasons, including:

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An alternative and supplement to other advertising media.    Out-of-home advertising media offer alternatives to reach viewers and supplement other media in an advertiser’s overall advertising strategies. Technological innovations in recent years, including the development of digital audio and video content transmission technologies, have enhanced the attractiveness of out-of-home media to advertisers with new means to reach consumers in a wider range of locations.

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Effective audience reach.    Most out-of-home advertising displays are placed in locations where there is less competition for viewers’ attention, such as elevator banks, lobbies or on mass transportation systems. The displays are often the only form of media provided in these environments.

Mobile digital television operations combine the advantages of both traditional television and out-of-home media by broadcasting real-time programs and advertising content in out-of-home locations such as buses, subway stations and other high-traffic public locations. Accordingly, we believe that the mobile digital television advertising market will benefit from the development of both television advertising and out-of-home advertising markets in China.

The mobile digital television advertising industry is still a relatively new market segment in China. As a result, we do not know of any reliable third-party industry research that has separated mobile digital television advertising spending as an individual segment of out-of-home advertising spending or total advertising spending in China.

Mobile Digital Television Advertising Network on Mass Transportation Systems

Digital displays installed on mass transportation vehicles were first introduced in China in May 2002 and are becoming more popular in a diversifying out-of-home advertising market. We believe that mobile digital television advertising networks installed on mass transportation systems particularly appeal to advertisers due to the following characteristics of such networks:

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Economics and demographics.    Cities in China have higher population densities than most cities in other countries. Out-of-home advertising media, such as television displays installed on the mass transportation systems, typically are more effective in places with high population density. The relatively low private vehicle ownership in China, as compared to more developed countries, also contributes to the large number of people taking mass transportation. The National Bureau of Statistics of China reported that at the end of 2006, there were 18.2 million passenger vehicles in private possession in China, equivalent to approximately 4% of China’s households. In addition, with increased business activities, more consumers spend greater periods of time out of home, a significant portion of which is spent in mass transportation systems. According to a CTR study commissioned by us in September 2007, over 25 million trips were taken daily on public buses with mobile digital television displays in Beijing, Changchun, Chengdu, Dalian, Harbin, Nanjing, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi and Zhengzhou combined. We have mobile digital television advertising operations in each of these cities either through exclusive arrangements, direct investment entities, or both. According to a separate CTR report commissioned by us in September 2007, over 45% of people in the same 12 cities commute by bus each day, and over 70% of the people in the same 12 cities have commuted by bus in the past four weeks. In particular, approximately 49% of people in Beijing commute by bus each day. To capture the attention of China’s mobile population in transit, we believe advertisers are increasingly willing to allocate a larger portion of their advertisement spending from traditional media to new media such as mobile digital television network.

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Attractive television programs.    Digital television displays installed on the mass transportation systems extend television services to mass transportation systems, providing advertisers with the advantages of both at-home television and out-of-home media. Since the television content is transmitted based on wireless and digital technologies, this network has the ability to broadcast real-time content, such as news, sports and stock market information. According to a survey commissioned by us and conducted by CTR in September 2007 covering Beijing, Dalian and Chengdu, approximately 97% of viewers stated that they liked or were neutral towards the presence of our displays in the buses and our programs. We believe this level of acceptance results from the viewers’ willingness to watch programs and accompanying advertisements in situations where they are otherwise idle.

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Effective audience reach.    The displays in mass transportation systems are often the only form of media provided in such environments; thus, people are more willing to watch the programs on the displays and the accompanying advertisements. According to the same CTR survey in Beijing, Dalian and Chengdu, 97% and 93% of the bus passengers surveyed on average paid attention to the displays installed on the buses they took during weekdays and weekends, respectively. These viewers took bus an average of 12.9 times per week, and spent an average of 15.5 minutes (approximately half of the average trip length of 33.8 minutes they spent on the buses) watching the programs and advertisements showed on the displays on each trip. According to a survey commissioned by us and conducted by CTR in September 2007 covering Shenzhen’s subway platform, 87% and 83% of the subway passengers surveyed on average paid attention to the displays installed on the subway platforms during weekdays and weekends, respectively. These viewers took the subway an average of 7.3 times per week, and spent an average of 3.4 minutes on the subway platform each trip.

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Cost effectiveness.    Television advertising placed in mass transportation vehicles, such as buses, where a large number of people congregate, can reach consumers at a lower cost than most mass media advertising, such as at-home television. The cost to reach a thousand consumers, or CPM, is the standard metric used in the advertising industry to determine cost effectiveness. According to a CTR study in September 2007 commissioned by us, the CPM for advertising on the mobile digital television networks on buses was significantly lower than that on local television channels, as indicated in the following table:

	Average Daily CPM
	Digital Mobile TV		Traditional TV Channel
City	Weekdays	Weekends	Weekdays	Weekends
	(RMB)
Beijing	2.4	2.3	82.6	79.5
Chengdu	7.3	7.2	1,349.5	1,204.4
Nanjing	9.5	9.6	226.6	185.4
Shenzhen	13.7	14.4	637.9	679.3
Wuxi	45.5	47.1	122.5	132.3

In addition, the industry of mobile digital television advertising has the following features which we believe will make it difficult for new entrants to establish a mobile digital television network:

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Stringent government regulations.    China’s broadcasting industry is characterized by tight government control and strict regulation. The PRC government strictly controls the television, internet, radio, film, newspaper, and all news related industries. See “Regulation.” Due to these stringent governmental controls and regulations, the cooperation of local television stations that have obtained the required government permits and licenses is necessary to operate television broadcasting of programs and advertisements. In each major Chinese city, there are typically not more than two television stations that can serve as a business partner to operate a mobile digital television advertising network in that city.

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Technology standard.    To cover a big geographic region and reach a large number of out-of-home people, mobile digital television networks must be based on wireless communication technology in broadcasting digital television content. In addition, sophisticated technologies are necessary to ensure the television content transmitted in digital format is received by mobile digital television displays. Mobile digital television operators in China have used several standards for mobile digital television transmission, including the European standard and the standards developed by Tsinghua University and Shanghai Jiaotong University. The PRC government has adopted a national standard that is the integration of the standards developed by Tsinghua University and Shanghai Jiaotong University. Although applicable regulations provide that the National Standard shall become effective on August 1, 2007, the necessary equipment for transmitting and receiving signals using the National Standard is not readily available on the market.

BUSINESS

Overview

We believe that we operate the largest out-of-home advertising network using real-time mobile digital television broadcasts to deliver content and advertising on mass transportation systems in China based on the number of displays. We operate our advertising business in China through our consolidated affiliated entity, China Digital Mobile Television Co., Ltd., or CDMTV, due to PRC regulatory restrictions on foreign investments in the advertising and mobile digital television industries. Our relationships with CDMTV and its shareholders are governed by a series of contractual arrangements that allow us to effectively control and derive substantially all of the economic benefits from CDMTV. Our mobile digital television advertising network, or our network, which delivers real-time content provided by the local television stations in addition to advertising, differentiates us from other out-of-home advertising networks in China, and we believe this facilitates our future expansion into different advertising media platforms. Our advertising network consists of digital television displays located on buses and other selected locations that receive mobile digital television broadcasts of real-time content and advertising. As of September 30, 2007, our network covered 14 economically prosperous cities in China and consisted of approximately 33,000 digital television displays. In addition, we have expanded the geographic reach of our advertising operations by purchasing advertising time on existing mobile digital television networks in cities outside of our network to place advertisements pursuant to the demands of our clients. As a supplement to our mobile digital television advertising network, we also operate a stationary advertising platform in subway stations in two major cities in China, Guangzhou and Shenzhen.

We believe that our network delivers substantial value for our advertising clients by reaching the targeted mobile audience in an enclosed environment conducive to capturing their attention. We also believe that the combination of our advertising content along with real-time news and stock quotes, weather and traffic updates, sports highlights and other programs displayed on our network makes the audience more receptive to the advertisements on our network and ultimately makes the advertisements more effective for our advertising clients. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.

We currently place our digital television displays primarily on buses. As many urban areas in China face increasing traffic congestion, many people endure a long average daily commute time. Therefore, we believe that our network offers our clients the advantages of both traditional television and out-of-home advertising media by capturing the attention of the audience in out-of-home locations with real-time broadcasts of programs.

We principally derive revenues by selling advertising time during breaks in between the programs on our network. In addition, we have the ability to sell soft advertising time embedded in the programs. We charge our advertising clients by the broadcasting time of the advertisement in each city where they want to place their advertisement. We divide our cities into different price categories based on a variety of factors including the number of installed displays, population, demand and consumer purchasing power.

We use the following business models for our mobile digital television advertising operations in China:

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Exclusive agency model refers to our arrangements in seven cities, Beijing, Chengdu, Guangzhou, Nanjing, Ningbo, Shenzhen and Wuxi. In Beijing, Chengdu, Guangzhou, Nanjing and Shenzhen, we have entered into an exclusive advertising agency agreement with the partner local mobile digital television company that gives us the exclusive right to sell all of the advertising time on the city’s existing mobile digital television network located on buses with terms ranging from four years to twelve years. Our exclusive agency agreements with our direct investment entities in Chengdu and Ningbo will become effective on January 1, 2008. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi.

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Direct investment model refers to our arrangements in 11 cities where we and a partner local television station, or its affiliate, have formed a jointly-owned mobile digital television operating company in which we hold a minority equity interest. We refer to these jointly-owned mobile digital television operating companies as direct investment entities in this prospectus. This model gives us the opportunity to work in conjunction with the local television station to provide programs to meet the demands of our audience and advertising clients. In some of our cities, such as Chengdu, Ningbo, Shenzhen and Wuxi, we have entered into an exclusive agency agreement with our direct investment entity to secure the exclusive right to sell advertising time on that network. For the cities where we have not entered into an exclusive agency agreement, we purchase advertising time from our direct investment entities and resell them to our advertising clients. This model also facilitates our entry into other advertising media platforms such as displays located in government buildings.

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Outreach agency model refers to our operations in other cities where we purchase advertising time from an existing mobile digital television company outside of our network, either directly or through an agent at the request of our clients. This model works in conjunction with our network arrangements to extend the reach of our advertising operations to cover substantially all of the major advertising markets in China.

Through September 30, 2007, more than 230 advertisers had purchased advertising time on our network either directly or through an advertising agent. We have the ability to place advertisements in one or more cities, both within and beyond our network, according to their demands. As of September 30, 2007, we have placed advertisements in 26 cities across China. Our top two international brand name advertisers, Yum! Brands, Inc. (whose brand portfolio includes KFC, Pizza Hut and Taco Bell) and Spalding Group, in aggregate accounted for approximately 7% of our advertising service revenues for the nine months ended September 30, 2007. Our top five domestic brand name advertisers, China Citic Bank, Guangxi Wuzhou Pharmaceutical Group Co., Ltd., Hangzhou Minsheng Pharmaceutical Group Co., Ltd., Nice Group Co., Ltd. and Jilin Wutaigankang Pharmaceutical Industry Co. in aggregate accounted for approximately 31% of our advertising service revenues for the nine months ended September 30, 2007. We have grown significantly since our inception in April 2005. We generated total revenues of US$3.9 million in 2006 and US$17.4 million for the nine months ended September 30, 2007. We achieved net income of US$3.7 million in the nine months ended September 30, 2007, but we incurred a net loss of US$4.1 million for the year ended December 31, 2006.

Our Competitive Strengths

We believe that we have the following competitive strengths:

The Largest Mobile Digital Television Advertising Network Operator Covering Mass Transportation in China Based on the Number of Displays

We believe that our early market presence and large-scale mobile digital television advertising network provide us with a competitive advantage over our existing and future competitors.

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Early market presence.    We were one of the first companies to establish a large-scale mobile digital television advertising network in the mass transportation systems of major Chinese cities, such as Beijing, Chengdu, Nanjing and Shenzhen. By recognizing this market opportunity and entering into this sector early, we have secured long-term contracts with key licensed mobile digital television companies and established barriers to entry for potential competitors. Through our exclusive agency advertising agreements and direct investment agreements, we secured the rights to place advertisements on local mobile digital television networks in many of the most economically prosperous cities in China. We believe that this early market presence provides us with a substantial advantage because PRC regulatory authorities typically only permit a maximum of two mobile digital television operators in each city. Since many cities only have one authorized local mobile digital television network, we control a substantial portion of the market for advertising on the local mobile digital television network in the cities where we have signed exclusive agency and direct investment agreements.

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Large-scale, national network that attracts advertising clients.    We believe that we operate the largest out-of-home real-time mobile digital television advertising network covering mass transportation in China based on the number of displays in our network. Our mobile digital television advertising network includes digital television displays located in the mass transportation system of 14 cities throughout China. We believe that our broad geographic coverage and our strong presence in many major cities in China, such as Beijing, Chengdu, Nanjing and Shenzhen, make us attractive to advertisers who wish to reach diverse consumers in cities across China. Our extensive operations offer our advertising clients the ability to reach a wide audience in urban consumer markets across China and provide the convenience of a one-stop solution for the simultaneous placement of advertising in multiple cities. We believe the size and scope of our network have attained a scale that draws advertising clients to our network, resulting in our ability to charge higher advertising costs as compared to local broadcasting networks.

Real-time Ability to Deliver Time-specific and Location-based Content and Advertising

We believe that our advertising network provides our advertising clients with an effective method of delivering advertising to an audience drawn by real-time broadcasts of news and entertainment. Many traditional advertising platforms suffer from a phenomenon known as advertiser fatigue, where viewers begin to tune out the repeated advertisements. Our network delivers real-time advertising mixed with the real-time content provided by the local television stations, and we believe this gives us a significant competitive advantage over other out-of-home advertising companies, which normally replay the same ten to fifteen minutes of content throughout the day. Our network delivers a wide variety of programs provided by the local television stations including real-time news and stock quotes, weather and traffic updates, sports highlights and other entertainment programs. The real-time programs on our network provide unique entertainment interspersed with advertising to capture the attention of passengers during their daily commutes. Our platform also allows the local television stations to provide location-based content and advertising tailored to the targeted city with scrolling news bars to display the latest news. Additionally, our platform gives us the ability to vary the content and advertisements throughout the day. For example, during typical school commuting hours, the network can broadcast programs and advertising targeted toward youth, and during typical office commuting hours, the network can broadcast programs and advertising targeted toward adults. We believe this provides us with a competitive advantage over other out-of-home advertising networks that must rely on the same recycled content throughout the day. In addition, the real-time broadcasting platform reduces the ongoing maintenance costs for operating our network. Unlike other out-of-home advertising networks in China that require manual labor to update the content on a regular basis, our digital television displays installed on buses receive content over the airwaves through real-time transmissions of the programming. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety.

Exclusive and Long-term Contractual Arrangements

We believe the following factors create high barriers to entry for our existing and prospective competitors:

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Long-term and exclusive agreements to secure the ability to place advertisements in conjunction with real-time content.    We have established long-term agreements with our exclusive agency partners. Our exclusive agency agreements, which typically have a term ranging from four years to 12 years, grant us the right to place advertisements on mobile digital television networks. This enables us to effectively control a substantial portion of the mobile digital television advertising market in economically prosperous cities in China and create barriers to entry for significant lengths of time.

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Long-term and exclusive agreements with bus companies to install digital television displays.    In most of our exclusive agency and direct investment cities, we directly or indirectly maintain long-term placement agreements with major local bus companies which give us the exclusive right to install and operate digital television displays that receive mobile digital television broadcasts. Most of these long-term agreements have a term ranging from four years to 12 years. Our exclusive right to install and maintain digital television displays on the buses of many major cities in China provides us with a competitive advantage and creates a barrier to entry for potential competitors for significant lengths of time.

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Long-term contractual arrangements with local television stations to establish our direct investment entities.    We have entered into long-term contractual arrangements with local television stations in our direct investment cities to establish the direct investment entities together. These long-term contractual arrangements have a term of ten years or longer, and give us the right to use their broadcasting infrastructure and radio frequencies required for mobile digital television operations.

We believe that the broad coverage of our network in many economically prosperous cities in China and our exclusive long-term arrangements with both the licensed mobile digital television companies and the bus companies create higher barriers to entry for potential competitors compared to other out-of-home advertising business models.

Highly Effective Advertising Solution with Content

Our mobile digital television advertising network provides an effective method for our advertising clients to reach a large audience with a relatively low CPM. Many cities in China face increasing traffic congestion and long daily average commute times. We believe that our network delivers substantial value for our advertising clients by reaching the targeted audience during a period of time when they remain in an enclosed environment with few other forms of entertainment to compete for their attention. We believe that our combination of providing advertising with entertaining content rather than merely advertising differentiates us from other out-of-home advertising networks in China.

Our direct investment operations with the local television stations in certain cities enable us to suggest unique content and programs to our direct investment entities. The programming on our network includes news and entertainment shows to capture the attention of commuters riding the mass transportation system on a daily basis. In addition, our ability to include programs on our network allows us to derive additional advertising revenues from sales of soft advertising embedded in the programs and sponsorships of the programs. As a result, we believe that our medium for advertising yields more effective results than other out-of-home advertising media and offers significant value for our advertising clients. Furthermore, our real-time broadcast platform offers more flexibility for our advertising clients to update content frequently compared to billboard advertising or out-of-home advertising networks that replay a fixed cycle of content repeatedly throughout the day. We believe that our mobile digital television advertising network offers the advantages of both traditional television and out-of-home advertising networks by capturing the attention of the audience with our real-time broadcasts of programming and by reaching the audience in the mass transportation system.

As a result, our network has attracted a large number of blue-chip companies to purchase advertising time either directly or through an agent pursuant to contracts with an average duration of approximately three months. Our top two international brand name advertisers, Yum! Brands, Inc. (whose brand portfolio includes KFC, Pizza Hut and Taco Bell) and Spalding Group, in aggregate accounted for approximately 7% of our advertising service revenues for the nine months ended September 30, 2007. Our top five domestic brand name advertisers, China Citic Bank, Guangxi Wuzhou Pharmaceutical Group Co., Ltd., Hangzhou Minsheng Pharmaceutical Group Co., Ltd., Nice Group Co., Ltd. and Jilin Wutaigankang Pharmaceutical Industry Co. in

aggregate accounted for approximately 31% of our advertising service revenues for the nine months ended September 30, 2007. We believe that the strength of our customer base and our long-term advertising contracts reflect our customers’ confidence in the effectiveness of our advertising network.

Strong Management and Sales Team with Extensive Experience

We have an experienced management team. In particular, Limin Li, our founder, chairman, chief executive officer and a major shareholder, was one of the first private investors to enter into the mobile digital television industry. Xiaowei Chen, our chief strategy officer, brings us technical expertise and extensive industry experience. Dina Liu, our chief financial officer, previously worked as a partner at Ernst & Young Hua Ming, an international accounting firm, brings us her extensive experience with U.S. GAAP and developing effective controls over financial reporting. In addition, we have assembled a sales team with extensive industry experience. The members of our sales and marketing teams have an average of five years of experience in the advertising industry in China and have worked for a number of major domestic and international advertising firms in China. Our sales team has developed a solid track record in the industry and with our major advertising clients. Since our inception in 2005, our management team has led the rapid growth of our company and successfully established our mobile digital television advertising network in a short span of time. We believe that the strength and experience of our management team have enabled us to rapidly expand our advertising network, enhance our reputation in the industry and build a strong client base.

Our Strategies

Our objectives are to strengthen our position as the largest mobile digital television advertising network and to become a provider of comprehensive digital media advertising services in China. We intend to achieve these objectives by implementing the following strategies:

Expand the Coverage and Penetration of Our National Network

We intend to expand the coverage and penetration of our mobile digital television advertising network in order to create barriers to expansion and entry for current and prospective competitors. Additionally, we intend to enhance our network’s critical mass appeal to our advertisers, and increase our fee rates and revenues.

•

Strengthen our early mover advantage by expanding our network in existing cities.    We plan to expand the reach of our mobile digital television advertising network by increasing the number of digital television displays in our network to reach a larger audience. For the mass transportation companies where we already have the display placement rights, we will continue to install our digital television displays on buses not previously equipped with our displays. We also intend to enter into new placement agreements with other bus companies to install our digital television displays in each of our exclusive agency cities and direct investment cities. We will strive to continually expand our network to provide comprehensive coverage of the mass transportation systems in each of our cities.

•

Expand into new cities through direct investment or exclusive agency agreements.    We view the nationwide reach of our network as a cornerstone of our competitive strength. We will seek to expand our network into new cities using either a direct investment model or an exclusive agency model. Our exclusive agency agreements with direct investment partners typically grant us the exclusive right to control all of the advertising time on a mobile digital television advertising network. If a local television station already has formed a mobile digital television company, we will try to sign an exclusive agency agreement with the existing company or purchase advertising time pursuant to the specific demand of our clients. Regardless of which business model we use to expand our network, our goals are to expand our mobile digital television advertising network in order to expand our nationwide coverage and to provide our advertising clients with a wider distribution network for their advertisements.

We typically charge our advertising clients a fixed price for broadcasting an advertisement over our network in a particular city. We adjust our fee rates from time to time based on a number of factors, including the size of our network and the estimated audience reached in each city. Accordingly, we believe that expanding our network will lead to higher actual prices for our advertising time and, consequently, increased revenues.

Maximize our Average Revenues per Hour

We track our performance by measuring the average revenues per hour for all of the cities of our mobile digital television advertising network, and we will implement the following measures to maximize our average revenues per hour:

•

Attract national and international brand name advertisers to purchase our advertising time.    We believe that our marketing efforts aimed at national and international brand name advertisers will help increase the utilization of our advertising time and provide us with higher revenues. Since each city broadcasts a unique mixture of advertising and content, we offer our advertising clients the ability to broadcast advertising content on our network in one city or any combination of the cities where we place advertisements. We will primarily focus our sales and marketing efforts on national and international brand names to provide one-stop advertising solutions for our advertisers to place their advertisements in various cities across China. We also intend to further penetrate the local advertising markets by appealing to local advertisers who typically utilize other types of advertising media in those cities.

•

Deliver high quality programs that attract our audience.    We will continue to provide suggestions to the local television stations to locate entertainment programs suitable for syndication and broadcasting on all of the local mobile digital television networks in the cities where we operate. The local television stations may also look in other international markets to locate original programs and edit the content to conform to all applicable PRC laws and regulations governing content. In addition, the real-time broadcasting capability of our network allows us to utilize our network to disseminate public-interest messages and programs that promote the general welfare of society and other urgent messages during emergency situations such as typhoons, earthquakes or other events that concern public safety. We believe that improving the appeal of the programming on our network will make our advertising platform more effective and increase our average revenues per hour.

•

Increase sales of soft advertising embedded in the programs and offer sponsorships of the programs.    We intend to increase our efforts to offer programs that embed advertising, such as strategic product placements or infomercials. In addition, we may also derive revenues from selling sponsorships for each of the programs on our network. These additional advertising opportunities will increase our average revenues per hour by expanding our advertising beyond the traditional time in between programs.

Continue to Pursue Exclusive Arrangements with Additional Mobile Digital Television Companies

In order to create additional barriers to entry and expansion for our competitors, we will continue to secure exclusive agreements with the mobile digital television companies to exclusively control all of the advertising time available. We strive to establish exclusive agency agreements with all of the mobile digital television companies in our network. For the direct investment cities, we will attempt to enter into exclusive agency agreements with each direct investment entity after demand for advertising time on that network grows to a sufficient level. Our exclusive agency agreement with our direct investment entity in Wuxi became effective on October 1, 2007. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi. Starting on January 1, 2008, our exclusive agency agreements with our direct investment entities in Chengdu and Ningbo will also become effective. We will also selectively approach other mobile digital television companies in other cities outside of our network to sign exclusive agency agreements to provide additional geographic coverage for our advertising clients. We believe that these exclusive agreements will give us more control over advertising time in our network and help us to maintain high barriers to entry for our current and future competitors.

Continue to Explore New Digital Media Technologies and Techniques in Order to Enhance the Effectiveness of Our Network

We will continue to explore new technologies and techniques to enhance the effectiveness of our advertising network. We have implemented scrolling information bars on the screen to display real-time news and stock quotes, sport scores, and other real-time information. The scrolling information bar will remain on the screen even during advertisements, which may help retain the attention of the viewers. Additionally, we will explore methods of mixing relevant programs together with certain advertisements in order to increase the effectiveness of the advertisement. For example, we may display financial-related advertisements after financial news programs and sports-related advertisements after sports news programs. We believe that these new technologies and techniques will enhance the effectiveness of our advertising network, which will increase demand for our advertising time, which leads to higher actual prices for our advertising time.

We also intend to implement other measures to make our advertising network more effective. We believe that providing content tailored to the local population will increase the overall interest in our programs and consequently make our advertising network more effective. The real-time broadcasting infrastructure allows us to provide information that we receive from the local television stations to our targeted audience, such as real-time news and stock quotes, weather and traffic updates, sports highlights, other entertainment programs and other content tailored to the local demand. We believe that expansion of our ability to provide localized information services coupled with our ability to distribute advertisements in multiple cities across China will create a unique platform for our advertising clients. We will continue to explore new methods to enhance the content on our mobile digital television advertising network and provide localized services for our audiences. Accordingly, we believe that new digital media opportunities to enhance our advertising network will increase demand for our advertising time, which will lead to higher fee rates and increased revenues.

Expand Our Network to Other Advertising Media Platforms

We plan to expand our digital television advertising network to new media platforms such as personal mobile devices and additional in-building displays. The real-time broadcasts provide unique programs not currently available on most other out-of-home advertising networks. We believe that demand exists for the network’s programs outside of the mass transportation systems. Therefore, our next phase of expansion will involve the provision of services to personal mobile devices. Since we deliver content over the airwaves, we have the ability to deliver the broadcasts to personal handheld devices equipped with an LCD screen and a digital television receiver. These handheld television units will expand the exposure of our network by allowing our audience to continue watching the programs on our network anywhere within the coverage of the transmission towers in the city. We will also explore new opportunities to expand our network to large-size outdoor light emitting diode, or LED, digital billboards, building lobbies and other common areas such as banks and hospitals. We expect this expansion will increase the value of our network by increasing the size of the audience reached and increasing the exposure time for our advertising clients.

Pursue Strategic Relationships and Acquisitions

We intend to continue expanding the scope of our advertising activities and the type of media platforms we employ through strategic relationships and acquisitions. We will leverage our strong relationships with our client base to penetrate more diverse channels and platforms for advertising. We may consider entering into strategic relationships to expand the reach of our network by partnering with companies that offer other types of advertising media platforms, such as large-size outdoor LED digital billboards or in-store advertising networks. We may also consider acquiring companies that provide synergistic opportunities for our company to grow into a leading multi-platform advertising company in China. We intend to continue expanding into new and complementary advertising media platforms through strategic relationships and acquisitions in order to provide our clients with additional out-of-home advertising platforms to reach a larger target audience.

Our Advertising Network

The following map and tables illustrate the geographic scope of our mobile digital television advertising network as of the date of this prospectus:

Our Mobile Digital Television Advertising Network Cities	Exclusive Agency		Direct Investment
Beijing	✓
Chengdu	✓	(1)	✓
Nanjing	✓
Ningbo	✓	(1)	✓
Guangzhou	✓
Shenzhen	✓		✓
Wuxi	✓	(2)	✓
Changchun			✓
Changzhou			✓
Dalian			✓
Harbin			✓
Suzhou			✓
Wuhan			✓
Zhengzhou			✓

Our Stationary Advertising Platform Cities
Guangzhou
Shenzhen

(1)	Will become an exclusive agency city starting from January 1, 2008.
(2)	Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi.

Selected Operating Data

The following table presents certain selected operating data of our company for the dates and periods indicated:

	As of December 31, 2005	As of December 31, 2006	As of September 30, 2007
Selected Operating Data:
Number of digital television displays in our mobile digital television advertising network:
Exclusive agency cities	—	9,291	22,873
Direct investment cities	667	7,518	10,711

Total	667	16,809	33,584

Number of digital displays in our stationary advertising platform	—	—	208

	For the year ended December 31, 2006	For the nine months ended September 30,
		2006	2007
Total hours of broadcasting(1)	30,640	20,126	54,017
Average revenues per hour(1)(2) (US$)	56	34	282

(1)	Includes all of the cities in our network and stationary advertising platform.
(2)	We calculate average revenues per hour by dividing our advertising service revenues derived from our network and stationary advertising platform by the total hours of broadcasting in the cities of our network and stationary advertising platform.

Our mobile digital television advertising network includes digital television displays installed in the mass transportation system in 14 cities around China. These digital television displays receive real-time programs broadcast by the local television stations on the mobile digital television frequencies. As of September 30, 2007, our mobile digital television advertising network consisted of approximately 33,000 digital television displays.

We believe that our network bridges the gap between traditional television advertising and other out-of-home advertising networks by combining the advantages of each medium; our advertising network captures the attention of the audience with real-time broadcasts of programs and also reaches the audience in out-of-home locations such as the mass transportation system. Similar to traditional television broadcasts, our network delivers real-time news and stock quotes, sports and other entertainment programs for some of the total broadcast time and advertising content during short breaks between the programs. On the other hand, our network also has similarities to other out-of-home advertising networks because it reaches the audience in public venues. We believe that our network delivers substantial value for our advertising clients by reaching the targeted audience while when they remain in an enclosed environment.

Our Mobile Digital Television Advertising Network

We conduct our mobile digital television advertising operations under the following three contractual arrangements:

Our Exclusive Agency Cities

As of the date of this prospectus, we operated our mobile digital television advertising network under the exclusive agency model in five of our cities: Beijing, Guangzhou, Nanjing, Shenzhen and Wuxi. Our mobile digital television advertising network operating under the exclusive agency model in Beijing and Shenzhen in aggregate accounted for approximately 62% of our advertising service revenues for the nine months ended September 30, 2007. We entered into exclusive agency agreements with Beijing Beiguang Media Mobile Television Co., Ltd. on October 13, 2006 for a term of 10 years and Shenzhen Mobile Television Co., Ltd. on December 31, 2006 for a term of four years and seven months. On August 31, 2007, we also entered into an exclusive agency agreement with the exclusive operator of the mobile digital television network on Beijing’s subway system to place our advertisements on the digital television displays located on the subway trains in Beijing. This agreement will expire on December 31, 2008. These digital television displays receive the mobile digital television broadcasts and constitute part of our network in Beijing. In Shenzhen and Wuxi, our network operates under both the direct investment model and the exclusive agency model because we entered into exclusive agreements with our direct investment entities in these two cities. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi. We also entered into exclusive agency agreements with our direct investment entities in Chengdu and Ningbo that will become effective as of January 1, 2008. Under our exclusive agency model, we enter into an exclusive agreement with the local mobile digital television company to become the exclusive advertising agent for that network. According to the terms of the exclusive agency agreements:

•	We pay a pre-determined network rental fee each year to the mobile digital television company to receive the exclusive right to place advertisements on that network.

•	We have the responsibility to invest in new digital television displays and install the displays in new buses in all cities except for Chengdu, Ningbo and Wuxi.

•

We either sign a contract directly with the local mass transportation companies or our local partner or our direct investment entity signs the contract with the local mass transportation companies and assigns the right to install displays to us.

•	Our local partner or our direct investment entity makes the investment to construct the broadcasting infrastructure and arranges the necessary approvals from the regulatory agencies.

•

Our local partner or our direct investment entity remains responsible for all of the broadcast programs besides advertising content, but we may provide suggestions for the purpose of maximizing the effectiveness of our advertising network.

Our exclusive agency agreement for mobile digital television displays in buses in Beijing contains the following additional terms: The parties will explore the feasibility of establishing a joint venture company in accordance with a letter of intent dated September 14, 2006. Upon the establishment of the joint venture company, the exclusive agency agreement will terminate and we will transfer the operations to the joint venture company. We have the obligation to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner and the local bus company in Beijing. If we fail to perform this obligation or if we fail to timely pay the network rental fee, our local operating partner in Beijing may unilaterally terminate the exclusive agency agreement. Upon termination of this agreement, our local operating partner will have title to all of the digital television displays that we installed.

Our exclusive agency agreement in Shenzhen contains the following additional terms: We have the obligation to install digital television displays in new buses pursuant to the terms of the agreement between our local operating partner and the local bus company in Shenzhen. In addition, we have the obligation to maintain all of the digital television displays installed in our local operating partner’s mobile digital television network. The cost of installing and maintaining the digital television displays is deductible from the network rental fee. The price we charge for the advertising time on our local operating partner’s mobile digital television network in Shenzhen must comply with our local operating partner’s pricing system. The local operating partner may request the court in Shenzhen to terminate this contract as a remedy if the parties fail to reach an agreement with respect to any disputes that arise regarding our pricing.

In cities where the local television station has already created a mobile digital television company, we generally prefer to expand our cooperation by engaging in an exclusive agency agreement. These exclusive arrangements allow our local partner to focus on the programming and operation of the mobile digital television network without worrying about generating revenues from advertisement. Our fixed payment of the network rental fee each year guarantees our local partner a steady stream of income, and our ability to place advertisements from local, national and international clients may enhance the prestige and public perception of the local mobile digital television network. In addition, we generally work closely with our local partner in the operation of the network and may provide suggestions regarding the programming on the network.

Our Direct Investment Cities

As of September 30, 2007, we operated our mobile digital television advertising network under the direct investment model in 11 cities: Changchun, Changzhou, Chengdu, Dalian, Harbin, Ningbo, Shenzhen, Suzhou, Wuhan, Wuxi, and Zhengzhou. Besides the primary installations of digital television displays on buses, we also have displays installed in buildings that receive digital television broadcasts from our mobile digital television advertising network in Harbin, Wuhan and Wuxi. Under our direct investment model, we form an operating company together with the local television station authorized to operate the digital television network in that city. Due to regulatory considerations, we usually own 49% of the direct investment entity and our partner owns the other 51%, but in Shenzhen and Wuxi we own 25% and 14%, respectively. Under the direct investment agreements:

•	We nominate the general manager for appointment by the board of directors of most of the direct investment entities.

•	We train the locally recruited sales force.

•	We purchase the advertising time from our direct investment entity and place advertisements for broadcasting on the local network.

•	We sell the assembled digital television displays to the direct investment entity.

•	The local television station obtains the necessary approvals for operating the mobile digital television station.

•	The local television station provides the transmission equipment to broadcast the advertising and program in that city.

•	The direct investment entity enters into contracts with the local mass transportation companies to install our digital television displays in the buses and other suitable locations.

•

The local television station provides the news, entertainment and other programs for broadcasting on the direct investment entity’s network, and the local television station ensures that the programs conform to all applicable PRC content laws and regulations.

In cities without mobile digital television operations, we usually attempt to form an operating company together with the local television station authorized to operate the mobile digital television network in that city.

The direct investment model allows us to secure that particular city for a long period of time because our contractual arrangements with the local television stations to form the direct investment entities have durations ranging from 10 to 50 years. The direct investment model also allows us to be involved in the process of determining the mixture of entertainment programs and advertising content broadcast on that network. In addition, the direct investment model allows us to expand into new media platforms in the future using mobile digital television broadcasting technology. This will facilitate the expansion of our mobile digital television advertising network into additional locations such as buildings, taxis and outdoor large LED screens.

As of September 30, 2007, we have entered into an exclusive agency agreement with our direct investment entity in Shenzhen to control all of the advertising time. Our exclusive agency agreement with our direct investment entity in Wuxi became effective on October 1, 2007. Our exclusive agency arrangement in Wuxi that gives us the exclusive right to sell a portion of the advertising time on Wuxi’s mobile digital television network does not include sales of advertising time to advertisers from Wuxi. Starting on January 1, 2008, our exclusive agency agreements with our direct investment entities in Chengdu and Ningbo will also become effective. These exclusive agency agreements grant us the exclusive right to sell the advertising time on the direct investment network for a term ranging from four years to 12 years. Under these arrangements, we realize all of the advertising revenues and pay a fixed network rental fee to the direct investment entity. Under this type of contract, the direct investment entity effectively transfers the operational risk to us and enjoys a guaranteed stream of revenues.

Our Outreach Agency Cities

We extend our geographic reach outside of our network by purchasing advertising time on mobile digital television networks either directly or through an agent in cities outside of our network pursuant to the specific demands of our advertising clients. As of September 30, 2007, we have purchased advertising time for our clients in cities such as Chongqing, Hangzhou, Qingdao, Shanghai, Tianjin and Xiamen. Under our outreach agency model, we purchase advertising time as necessary from the local mobile digital television company either directly or through an agent.

Our outreach agency model allows our advertising operation to have a larger geographic presence and provide the local network with advertising from national or international clients, which may heighten the prestige and public perception of the local network. If our demand for advertising time at the local network grows to a sufficient threshold, we may attempt to engage them in an exclusive agency agreement to increase the scope of our cooperation.

Our Stationary Advertising Platform

While the vast majority of our advertising network consists of digital television displays that receive mobile digital television broadcasts, we also operate a separate stationary advertising platform in the subway stations in Guangzhou and Shenzhen to supplement and extend the reach of our network. Our stationary advertising platform operates independently from our mobile digital television network. We commenced operations of our stationary advertising platform in May 2007, and as of September 30, 2007 we have expanded the stationary advertising platform to 208 digital displays. For our stationary advertising platform, we enter into agreements directly with the subway company to rent the digital displays that display advertising and content. Our stationary advertising platform also displays useful real-time information provided by the subway company such as the arrival information for the next train.

Advertising Clients, Sales and Marketing

Our Advertising Clients

The quality and broad geographic coverage of our mobile digital television advertising network has attracted a broad base of international and domestic advertisers. As of September 30, 2007, more than 230 advertisers have purchased advertising time on our mobile digital television advertising network either directly or through an agent. We regularly work together with some of the largest global advertising agencies, or 4A agencies, to place advertisements for their clients. We have the ability to place the client’s advertisements in one or more cities, both within and beyond our network, according to their demands. As of September 30, 2007, we have placed advertisements in 26 cities across China. Our top two international brand name advertisers, Yum! Brands, Inc. (whose brand portfolio includes KFC, Pizza Hut and Taco Bell) and Spalding Group, in aggregate accounted for approximately 7% of our advertising service revenues for the nine months ended September 30, 2007. Our top five domestic brand name advertisers, China Citic Bank, Guangxi Wuzhou Pharmaceutical Group Co., Ltd., Hangzhou Minsheng Pharmaceutical Group Co., Ltd., Nice Group Co., Ltd. and Jilin Wutaigankang Pharmaceutical Industry Co. in aggregate accounted for approximately 31% of our advertising service revenues for the nine months ended September 30, 2007. Our top ten advertisers in 2006 accounted for approximately 39% of our total revenues, and no client accounted for more than 10% of our total revenues. We believe the appeal and effectiveness of our advertising network is largely evidenced by the number of advertisers who place repeated and multiple advertising campaigns on our network.

The following table sets forth a breakdown of our advertisers by industry for the nine months ended September 30, 2007:

Industry	% of total advertising service revenue
Food and Beverage	20%
Pharmaceutical	14%
Nutritional Supplements	12%
Household Products	12%
Restaurants	8%
Financial Services	8%
Appliances	6%
Apparel and Accessories	6%
Travel and Transportation	4%
Wines and Spirits	2%
Others	9%

Sales and Marketing

As of September 30, 2007, we employed an experienced advertising sales force of 103 employees located in five sales offices located in Beijing, Guangzhou, Nanjing, Shanghai and Shenzhen. We also engaged ten consultants to assist our marketing efforts. In addition to our direct sales force, we also sell our advertising time through third party advertising agencies such as the 4A agencies. We provide in-house education and training to our sales force to ensure that they provide our current and prospective clients with comprehensive information about our services, the advantages of using our mobile digital television advertising network as a marketing channel and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions. We believe that our regional coverage teams provide better service for our advertisers and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends. We also market our advertising services from time to time by placing advertisements on our own network.

We believe our advertisers derive substantial value from our ability to provide advertising services targeted at specific segments of consumer markets. Since market research is an important part of evaluating the effectiveness and value of our business to advertisers, we routinely provide market research reports to our clients as part of our marketing efforts. We conduct market research, consumer surveys, demographic analysis and other advertising industry research for internal use to evaluate new and existing advertising channels. We also purchase or commission studies containing relevant market study data from reputable third-party market research firms, such as CTR Market Research. We typically consult such studies to assist us in evaluating the effectiveness of our network to our advertisers. A number of these studies contain research on the numbers and socio-economic and demographic profiles of the people who use the mass transportation systems in the cities where we operate.

Advertising Contracts

The standard advertising package includes advertising time on our network in a particular city on either the mobile digital television advertising network or our stationary advertising platform, and our clients often combine standard advertising packages to purchase advertising time across multiple cities. Our sales are made pursuant to written contracts with commitments ranging from one week to one year. Similar to traditional television advertising, we primarily sell advertising time during breaks in between programs and we also sell soft advertising embedded into programs. The majority of our customers purchase the advertising time during breaks in between programs and we often provide flexible durations of time to meet the specific demands of our advertising clients. Our clients may choose to play these advertisements during specific times of the day or throughout the entire day. Our advertising rates vary depending on the broadcast city and the receiving platform. We divide our cities into different categories and charge rates consistent with the advertising market in that city. We evaluate the listed price at the end of each quarter against the prevailing advertising rates for our competitors in each city and determine any adjustments based on prevailing market trends. The price we charge for the advertising time differs in each city as a function of the size of our network, the quality and mixture of the programming, socioeconomic conditions and other prevailing market considerations.

We generally require our clients to submit advertising content at least five days prior to the first broadcast date for compliance review. We also reserve the right to refuse to disseminate advertisements that are not in compliance with content requirements under PRC laws and regulations.

Programming

The mobile digital television network in each city determines its mixture of programming independently from the others. For our direct investment cities, the direct investment entity exercises direct control over the mixture of programming and advertising, and for our exclusive agency cities, we usually work closely together with our partner network to maximize the effectiveness of the broadcasted advertisements. The mobile digital television network broadcasts real-time news and stock quotes, sports highlights and other entertainment programs for most of the time and we use short breaks in between these programs to broadcast advertising in order to maximize the effectiveness of our advertising network.

We provide suggestions for some of the programs for broadcast in our direct investment cities, and the local television station produces the remaining programs by editing the material used for local television station broadcasts. Our ability to distribute programs produced by the local television station in one city to other cities in our network gives us the opportunity to syndicate entertaining programs across all of our local networks and to attract a greater audience to our network. Our real-time broadcast platform also allows the local television station to provide real-time news and stock quotes and entertainment programs.

Relationships with Location Providers

We or our direct investment entities install the digital television displays in the buses of the mass transportation system. Therefore, establishing and maintaining long-term relationships with the local mass transportation companies is critical to our business. We have entered into the following arrangements to secure the right to install or use the displays on the mass transportation systems in many of the economically prosperous cities in China.

Our Exclusive Agency Cities

In our exclusive agency cities of Beijing, Nanjing and Shenzhen, the local mobile digital television company negotiates directly with the bus companies for a placement agreement to secure the right to install our digital television displays and then exclusively assigns that right to us. On August 31, 2007, we also entered into an exclusive agreement with the exclusive operator of the mobile digital television network on Beijing’s subway system to place our advertisements on the digital television displays located on the subway trains in Beijing. These digital television displays receive the mobile digital television broadcasts and constitute part of our network in Beijing. In Guangzhou, we entered into contracts with the bus companies directly.

Our Direct Investment Cities

In most of our direct investment cities, the direct investment entity negotiates directly with the bus companies or other location providers for a placement agreement to secure the right to install the digital television displays.

Our Stationary Advertising Platform

For our stationary advertising platform in Guangzhou and Shenzhen, we directly negotiate with the subway companies to rent the digital displays installed in the subway stations.

Technology

Our digital television advertising network uses digital television technology. This technology provides a communication method for broadcasting and receiving moving pictures and sound by using digital signals, which provides better throughput compared to the analog signals used by analog televisions. The digital television broadcasts use digital modulation data, which uses an algorithm to digitally compress the data. The transmission equipment broadcasts the digital bit stream wirelessly over an analog bandpass channel to television receivers that decode the digital signal. Our digital television displays installed on buses contain a receiver and decoder component that performs this task and displays the broadcasted content. This technology enables the uninterrupted reception of audio visual signals while in motion, thereby allowing the display of real-time programs on moving buses. Our stationary advertising platform located in the subway station in Guangzhou and Shenzhen also uses digital displays, and we transmit the advertisements and information from the subway company from the broadcast center digitally, through a local area network, to the display.

Suppliers

The primary hardware required for the operation of our business consists of digital television displays, mobile digital television receivers, speakers and other related equipment that we use in our mobile digital television advertising network. Maintaining a steady supply of our digital television displays is important to our operations and the growth of our mobile digital television advertising network. We purchase our digital television displays and receivers from third party manufacturers who build these components according to our specifications. We select component suppliers based on price and quality. As there are several other qualified alternative suppliers for our equipment, our obligation to our current suppliers is not exclusive. We have never experienced any material delay or interruption in the supply of our digital television displays.

Our primary supplier of LCD screens, Xiamen Overseas Chinese Electronic Co., Ltd., or Prima, also purchases advertising time on our network and was our second largest customer in 2006 and remains a customer in 2007. None of our transactions with Prima were performed through barter arrangements, and we believe that all of our contracts with Prima have been negotiated at arm’s length for fair market value.

Competition

We compete with other advertising companies in China including companies that operate out-of-home advertising media networks such as Focus Media and other smaller mobile digital television companies. We also compete with traditional television stations for advertising spending. We compete for advertising clients primarily on the basis of network size and coverage, location, price, the range of services that we offer and our brand name. We also compete for overall advertising spending with other alternative advertising media companies, such as the Internet, street furniture, billboard, frame and public transport advertising companies, and with traditional advertising media, such as newspapers, magazines and radio. Some of our competitors operate digital television advertising networks installed on mass transportation systems primarily playing prerecorded content saved on compact flash cards or DVDs. For example, Towona Mobile Digital Co., Ltd. operates a network on mass transportation systems in China, and was reported to be the largest “mobile television group in China” in a report released in November 2007 which was reported to be jointly sponsored by four market research firms.

In the future, we may also face competition from new entrants into the out-of-home television advertising network sector. In addition, starting on December 10, 2005, the establishment of wholly foreign- owned advertising companies has been permitted. China’s ongoing deregulation of its advertising market will likely expose us to greater competition with existing or new advertising companies in China, including PRC subsidiaries of large well-established multi-national companies that may have significantly more resources.

We face barriers-to-entry in the mobile digital television advertising industry as a result of competition. Many smaller mobile digital television companies operate in cities outside of our network pursuant to exclusive agreements, and we expect to encounter barriers-to-entry as we attempt to expand our network into these cities. For example, in Shanghai, Shanghai Oriental Pearl Mobile Television Inc. operates the largest mobile digital television advertising network using broadcasting technology. As a result, we face barriers-to-entry to expand our network to Shanghai. In addition, we will face barriers-to-entry as we attempt to expand our out-of-home advertising network to different media platforms such as in-building displays or large outdoor LED displays because other companies may have already signed exclusive placement agreements to secure the most desirable locations. These barriers-to-entry may limit our ability to rapidly expand our network in the cities where we already operate and into new cities.

Employees

As of December 31, 2005 and 2006, we had 17 and 114 full-time employees, respectively. As of September 30, 2007, we had 45 employees in management and administration, 103 in sales and marketing and 38 in network maintenance and development.

We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since establishment, we have never experienced a strike or other disruption of employment. We believe our relationship with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable PRC regulations, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund. Our total contribution for such employee benefits required by applicable PRC regulations amounted to US$582 for the period from April 8, 2005 (date of inception) to December 31, 2005 and US$13,071 for the year ended December 31, 2006.

Facilities

Our principal executive offices are located at our headquarters comprising approximately 860 square meters at 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China. We also maintain offices in five cities for our regional sales offices with an aggregate of approximately 1,828 square meters. We do not own any real property and lease all of our facilities. We lease some of our facilities from related parties, see “Related Party Transactions—Lease with Meidi Zhiye.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and we believe that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion plans.

Insurance

We only maintain insurance coverage for our automobiles. We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Risk Factors—Risks Relating to Our Business—We have limited insurance coverage in China.”

Legal and Administrative Proceedings

We are currently not a party to any legal or administrative proceedings and are not aware of any pending or threatened legal or administrative proceedings against us in all material aspects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

The PRC government imposes extensive controls and regulations over the media industry, including on television, radio, newspapers, magazines, advertising, media content production, and the market research industry. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulations on the Television Industry

Television content

According to the Regulations on the Administration of Radio and Television, promulgated by the State Counsel on August 11, 1997, and the Provisions on the Administration of Radio and Television Program Production promulgated by SARFT on July 19, 2004, entities engaging in the production of television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs must first obtain preliminary approval from SARFT or its provincial branches. The entity must then register with SAIC, to obtain or update its business license. The television programs aired on the mobile digital television networks which we rely on in operating our advertising network are produced by our local operating partners. Our local operating partners are subject to the regulations with respect to television content. Since we rely on our business relationships with our local operating partners for operating our advertising network, our business may be indirectly affected by any changes to the regulations on television content.

Foreign investment in television operations

According to the Regulations on the Administration of Radio and Television, promulgated by the State Council on August 11, 1997, the Detailed Procedures for the Financing of Radio, Film and Television Conglomerates, promulgated by SARFT on December 20, 2001, and the Measures for the Administration of Examination and Approval of Radio Stations and Television Stations, promulgated by SARFT on August 18, 2004, television stations or television channels may only be established and operated by the government. Pursuant to the Several Decisions on the Entry of Private Capital into the Culture Industry, or the Decisions, issued by the State Council on April 13, 2005 and the Several Opinions on Foreign Investment in the Culture Sector, or the Opinions, jointly issued by SARFT, the Ministry of Culture, the General Administration for Press and Publication, the National Development & Reform Commission and the Ministry of Commerce on July 6, 2005, foreign investors are prohibited from establishing or operating television stations or transmission networks, broadcasting television programs, or operating television channels. Under the Opinions and the Circular on the Further Strengthening of the Supervision of Radio and Television Channels, or the Supervision Circular, promulgated by SARFT on August 4, 2005, foreign investors are prohibited from investing in or operating television channels.

We operate our business through our contractual arrangements with CDMTV, which is a PRC company. CDMTV in turn relies on its contractual arrangements with our local operating partners for broadcasting advertisements and programs. All of our local operating partners that engage in broadcasting have obtained the required licenses and approvals for broadcasting television programs. Grandall Legal Group, our PRC legal counsel, has advised us that our business operations do not violate any restrictions on foreign investment in television operations.

Foreign investments in television content production

According to the Regulations on the Administration of Radio and Television Stations, the Interim Provisions on the Administration of Sino-foreign Equity and Contractual Joint Ventures of Radio and Television Program Production, promulgated by SARFT on October 28, 2004, wholly foreign owned enterprises are prohibited from producing radio and television programs or drama series. A joint venture between a PRC and a foreign partner is permitted for these activities, and a foreign investor is permitted to hold up to 49% of the equity interest, subject to certain requirements.

Under our contractual arrangements with our local operating partners, our local operating partners are responsible for the production of television content. We or our direct investment entities may provide suggestions with respect to the production or sourcing of the content and advertisements. The content is subject to review and approval by the television stations which broadcast such content. Our consolidated PRC affiliates engaging in advertising content production have obtained the requisite licenses and approvals issued by the local SARFT.

Mobile digital television

On March 27, 2006, SARFT promulgated the Notice Concerning Experimental Mobile Digital Television, or the March 2006 Notice. The March 2006 Notice regulates experimental mobile digital television operations and primarily contains the following provisions:

•	no experimental mobile digital television shall be operated without approval of SARFT;

•	no formal operation of mobile digital television shall be conducted before the establishment and adoption of the national standard of mobile digital television;

•	no foreign investment in mobile digital television operations is permitted;

•	after the adoption of the national mobile digital television standard, all mobile digital television operations shall comply with such national standard; and

•

existing mobile digital television network operations must apply for SARFT approval before April 30, 2006, and must stop operating by June 15, 2006 if they failed to submit an application by April 30, 2006 or their application was disapproved by SARFT.

The March 2006 Notice also provides that the local SARFT branches have the authority to order any mobile digital television operators who have violated the March 2006 Notice to stop operating their mobile digital television networks. The March 2006 Notice does not define the term “experimental mobile digital television.” We believe this term was used because when the notice was promulgated, mobile digital television was a nascent industry in China and technology standards for such industry had not been adopted. We believe the March 2006 Notice applies to the mobile digital television operations by our local operating partners.

The National Standard of Frame Structure and Channel Code and Modulation of Digital Television Ground Broadcasting Transmission System was approved by the Standardization Administration of the PRC on August 18, 2006, and became effective on August 1, 2007. See “Risk Factors—If PRC regulators order one or more of our local operating partners to stop their mobile digital television operations due to violations of applicable regulations, our operations would be harmed and our financial conditions and results of operations would be materially and adversely affected” and “—The mobile digital television networks of our direct investment entities and the digital television broadcasting infrastructure of our local operating partners currently do not comply with the newly adopted PRC national standards for mobile digital television operations. If and when our local mobile television operating partners and our direct investment entities are required to comply with the National Standards we may spend significant capital and other resources.”

SARFT issued a notice to provincial level SARFT branches in China in July 2007 regarding mobile digital television operations. The notice contains provisions regarding: (i) the authority of local SARFT branches to control program production and broadcasting on the mobile digital television networks; (ii) the development of the mobile digital television business; (iii) permission for non-state-owned enterprises to form joint ventures with SARFT-affiliated entities to engage in advertising, marketing, program production and equipment installation services in connection with mobile digital television operations as long as SARFT-affiliated entities control at least 51% equity interest in such joint ventures; (iv) the transition into the National Standard for digital mobile television operations; and (v) the requirement that each local SARFT branch inspect the mobile television operations within its jurisdiction. We do not own over 49% equity interest in any of our direct investment entities that we have jointly established with relevant local SARFT-affiliated entities.

Regulations on the Advertising Industry

Foreign investments in advertising

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by SAIC and the Ministry of Commerce on March 2, 2004, foreign investors can invest in PRC advertising companies either through wholly owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investors have been allowed to own up to 100% equity interest in PRC advertising companies. However, the foreign investors must have at least three years of direct operations outside of the PRC in the advertising industry as their core business. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Foreign-invested advertising companies can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained.

We are a Cayman Islands corporation and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, CDTC, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our consolidated affiliated entity in China, CDMTV. CDMTV is currently owned by Limin Li and Yanqing Liang and holds the requisite licenses to provide advertising services in China. CDMTV directly operates our advertising network, enters into direct investment agreements and exclusive and non-exclusive advertising agency agreements with our local operating partners, and sells advertising time to our advertising clients. We have been, and are expected to continue to be, dependent on CDMTV and its subsidiaries to operate our advertising business. We do not have any equity interest in CDMTV but we receive the economic benefits of it through various contractual arrangements. See “Our Corporate Structure.”

Advertising content

PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to dissemination.

Advertisers, advertising agencies, and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for their advertising business operations. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Operational matters of the advertising business

Under the Advertising Law promulgated by the National People’s Congress on October 27, 1994, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable and rates and fee collection methods must be filed with the PRC Commodity Price Administration and the SAIC for records. Under the Implementation Rule of Advertising Industry Administration, or the Implementation Rule, promulgated by the SAIC, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertising customer must provide relevant documents, including certificates rendered by relevant supervisory administrations before we can deliver or place its advertisements.

We and our affiliates take steps to make sure that, collectively, all of our advertisements comply with applicable laws, rules and regulations. All of the advertisements placed on our network are subject to the review and approval of our local operating partners through whom we broadcast the advertisement. Our business partners employ qualified advertising inspectors who are trained to review advertising content for compliance with relevant laws and regulations. We do not believe that advertisements containing content subject to restriction or censorship comprise a material portion of the advertisements in our business. In the event that any of the advertisements our advertising customers or agencies provide to us or our affiliated entities, and which we or our affiliated entities include in advertising, are not in compliance with relevant PRC advertising laws, rules and regulations, or when these advertisements have not received required approvals or do not comply with content requirements, we will remove the advertisements or advise our business partners to remove the advertisements as soon as we notice such violations.

SARFT promulgated the Interim Measures of Administration of Advertisement Broadcasting of Radio and Television in 2003 that became effective on January 1, 2004. This regulation is applicable to advertisement broadcasting operations of all radio and television stations and channels. This regulation contains a number of restrictions, including that the total advertising time of a radio or television station or channel shall not be greater than 20% of its total broadcasting time each day. Our PRC counsel has advised us that the provisions of this regulation restricting advertising time are only applicable to traditional radio and television broadcasting and that as of the date hereof SARFT has not indicated that this regulation shall apply to mobile digital television. Therefore, we believe that this regulation is not applicable to the mobile digital television industry. See “Risk Factors - If SARFT determines that the regulations on radio and television advertising operation applicable to advertising mobile digital television or establishes similar regulations for mobile digital television, our business and prospects could be harmed.”

Regulations on Foreign Currency Exchange

Foreign currency exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997, and various regulations issued by SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our PRC subsidiary and affiliated entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign exchange registration of offshore investment by PRC residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local SAFE branch; and (iii) when the SPV undergoes a material event outside of China, such as a change in share capital, or merger or acquisition, the PRC resident shall, within 30 days of the occurrence of such event, register such change with the local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities in capital accounts and its ability to distribute dividends to the SPV.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, SAFE promulgated the implementation rules on those measures. These regulations became effective on February 1, 2007. Pursuant to these regulations, PRC citizens who are granted shares or share options by an overseas listed company according to its employee share option or share incentive plan are required, through a qualified PRC agent which may be the PRC subsidiary of such overseas listed company, to register with the SAFE and complete certain other procedures related to the share option or share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company must be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options, or PRC optionees, will be subject to these regulations upon the listing of our ADSs on the Nasdaq Global Market. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Dividend distribution

The principal laws, rules and regulations governing dividends paid by PRC operating subsidiaries include the Company Law of the PRC (1993), as amended in 2006, the Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and the Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, PRC subsidiaries, including wholly foreign owned enterprises, or WFOEs, and domestic companies in China, may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, PRC subsidiaries and consolidated affiliates, including WFOEs and domestic companies, are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves or statutory capital reserve fund until the cumulative amount of such reserve reaches 50% of their respective registered capital. These reserves are not distributable as cash dividends.

Tax

Our operating subsidiary and controlled entities are incorporated in the PRC and are governed by the PRC income tax law, which subjects them to the PRC enterprise income tax rate of 33%, except for CDTC and CDMTV, which are located and conduct operations in the Shenzhen Special Economic Zones in the PRC and are subject to a preferential tax rate of 15%.

On March 16, 2007, the PRC EIT Law was enacted. Under the EIT Law, effective January 1, 2008, China will adopt a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there will be a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that are currently entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires. However, if a foreign-invested enterprise has not become profitable by January 2008, an two-year exemption from enterprise income tax will be granted for the period between the time the enterprise becomes profitable and December 31, 2009. Preferential tax treatments will continue to be granted to industries and projects that are strongly supported and encouraged by the State, and enterprises classified as “new and high technology enterprises strongly supported by the State” will be entitled to a 15% enterprise income tax rate even though the EIT Law does not currently define this term.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income, including income received from subsidiaries and consolidated affiliates. The EIT Law also does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” is considered to be located in China. Our management is currently based in China, and is expected to remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary and consolidated affiliates, it will materially reduce the amount of dividends we may pay, if any, to our shareholders and ADS holders. Furthermore, unlike the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors of foreign-invested enterprises, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC or a tax treaty between China and the jurisdiction where the non-PRC investors reside. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiary and consolidated affiliates located in China. If we declare dividends from such income, it is unclear whether it will be deemed to be derived from sources within China under the EIT Law and be subject to income tax under the EIT Law. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

We are in the process of evaluating the impact of the EIT Law on our results of operations for 2008 and beyond. Any significant income tax expenses may have a material adverse effect on our net income in 2008 and beyond. Reduction or elimination of the financial subsidies or preferential tax treatments we currently enjoy or imposition of additional taxes on us or our subsidiary in China may significantly increase our income tax expense and materially reduce our net income.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the new M&A rule, to regulate foreign investment in PRC domestic enterprises. The new M&A rule provides that the Ministry of Commerce must be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise and any of the following situations exist: (i) the transaction involves an important industry in China; (ii) the transaction may affect national “economic security”; or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The new M&A rule also contains a provision requiring overseas SPVs, formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

To date, the application of this new M&A rule is unclear. Our PRC counsel, Grandall Legal Group, has advised us that:

•	the CSRC approval requirement applies to overseas SPVs that acquired equity interests in PRC companies through share exchanges and cash and seek overseas listing; and

•

based on their understanding of the current PRC laws, rules and regulations and the new M&A rule, unless there are new PRC laws and regulations or clear requirements from the CSRC in any form that require the prior approval of the CSRC for the listing and trading of any overseas SPV’s securities on an overseas stock exchange, the new M&A rule does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market because we completed our reorganization under which CDTC was established and assets and business were subsequently transferred from CDMTV to CDTC prior to September 8, 2006, the effective date of the new regulation.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Limin Li	46	Chairman of the Board of Directors and Chief Executive Officer
Dina Liu	36	Chief Financial Officer
Xiaowei Chen	36	Chief Strategy Officer
Yi Zhang	32	Chief Administrative Officer
Haijun Liu	44	Vice President
Yanqing Liang	35	Director
William Decker	61	Independent Director
Xisong Tan	59	Independent Director
Manoj Jain*	29	Director
Yunli Lou	39	Director

*	Manoj Jain has resigned from our board of directors, effective immediately prior to the effectiveness of the registration statement that includes this prospectus.

Limin Li is our co-founder and has been chairman of our board of directors since our inception in 2005 and our chief executive officer since March 2007. Mr. Li has been a director and chairman of Shenzhen Champs Elysees Venture Capital Management Co., Ltd., a PRC company engaging in project financing and investment management, since 2003. He has also been a director and chairman of Shenzhen Meidi Real Estate Development Co., Ltd., a PRC real estate development company, since 1997. He has also been a director and chairman of Shenzhen Meiye Enterprise Development Co., Ltd., a PRC manufacturer and distributor of electronic products, since 1992. Mr. Li received a bachelor’s degree from Wuhan Institute of Physical Education.

Dina Liu has been our chief financial officer since June 2007. Prior to joining our company, Ms. Liu was an audit partner in the technology, communication and entertainment industry group at Ernst & Young Beijing office providing cross-border transactions, Sarbanes-Oxley Act Section 404 compliance requirements and accounting and audit services to clients seeking access to U.S. capital markets. Prior to transferring to Ernst & Young Beijing office in September 2001, Ms. Liu worked at the San Jose and Toronto offices of Ernst & Young for four years. Ms. Liu received a master of business administration degree from the University of Toronto in 1997 and is a member of the Canadian Institute of Chartered Accountants.

Xiaowei Chen has been our chief strategy officer since August 2006. Mr. Chen has worked for our company since our inception in 2005. He was general manager of Jiangsu Yinhe Operation Management Co., Ltd. from November 2002 to December 2004. He was the executive vice general manager of Xiamen ABBA Group Ltd. from 1997 to 1999. He was general manager of a subsidiary of Xiamen Xindeco Ltd., a company listed in China, from 1993 to 1997. Mr. Chen received a bachelor’s degree in control science from Xiamen University.

Yi Zhang has been our chief administrative officer since June 2007 and was our chief investment officer from January 2006 to June 2007. From 2004 to 2005, Ms. Zhang was the vice president of Shenzhen Champs Elysees Venture Capital Management Co., Ltd. From 2002 to 2004, she was a senior manager of Shenzhen Development Bank Co., Ltd. Ms. Zhang received a master’s degree in European studies from University of Macau, a master’s degree in world economics from Wuhan University and a bachelor’s degree in economics from Wuhan University.

Haijun Liu has been our vice president since July 2006 and has been general manager of Beijing Beiguang Media Mobile Television Advertising Co., Ltd., a wholly-owned subsidiary of our company, since October 2006. From August 2005 to October 2006, Mr. Liu was general manager of Jilin Mobile Television Co., Ltd., a direct investment entity of our company. From 1996 to 2005, he was general manager of Shenzhen Huali Electronic Co., Ltd. Mr. Liu received a bachelor’s degree and a master’s degree in electronic materials from Xi’an Jiaotong University in 1985 and 1991, respectively.

Yanqing Liang is our co-founder and has been a director of our company since our inception in 2005. Since 2006, she has been a director of Beijing Zonghe Qingrun Investment Co., Ltd. From 1997 to 2005, Ms. Liang worked for the human resource department of the Guangdong branch of China Mobile Limited. Ms. Liang received a bachelor’s degree from Harbin Normal University in 1997.

William Decker will become a director of our company upon the completion of this offering. Mr. Decker has served as an independent director and the chair of the audit committee of Baidu.com, Inc. since October 2005. Mr. Decker is a retired partner of PricewaterhouseCoopers LLP. Prior to his retirement in July 2005, Mr. Decker was the senior partner in charge of PricewaterhouseCoopers LLP’s Global Capital Markets Group. He led a team of more than 300 professionals in 25 countries to provide technical support to non-US companies on SEC regulations and U.S. GAAP reporting and assistance with the Sarbanes-Oxley Act compliance work. He was also one of PricewaterhouseCoopers LLP’s lead authorities on the Sarbanes-Oxley Act. Mr. Decker received a bachelor’s degree in accounting from Fairleigh Dickinson University in New Jersey.

Xisong Tan will become a director of our company immediately prior to the effectiveness of the registration statement that includes this prospectus. Ms. Tan has served as a director and chairwoman of the board of directors of Hairun Ogilvy Entertainment Distribution and Advertising Company since 2005. She also served as a consultant of our company from 2006 until 2007. From 1999 to 2005, Ms. Tan served as general manager of Hong Kong China Advertising Company and president of Hairun Advertising Company. Prior to 1999, she was the director of the advertising department of China Central Television, or CCTV, the director of CCTV’s advertisement and economic information center and assistant president of CCTV, which operates the largest television network in China. Ms. Tan is a director of China Advertising Association and a director of China Four-A Advertising Association. She received a bachelor’s degree from the Party School of the Central Communist Party Commission.

Manoj Jain has been a director of our company since July 2007. Mr. Jain has been a principal at Och-Ziff Capital Management since 2003. From 2001 to 2003, Mr. Jain was an analyst in the mergers and acquisitions department at Credit Suisse First Boston. Mr. Jain received a bachelor’s degree in management studies from Cambridge University. Mr. Jain has resigned from our board of directors, effective immediately prior to the effectiveness of the registration statement that includes this prospectus.

Yunli Lou has been a director of our company since March 2007. Ms. Lou has been a non-executive director of Yuhua TelTech (Shanghai) Co., Ltd., a China-based research and development company in the wireless industry, since 2004. Ms. Lou has been a managing director of Milestone Capital Partners Limited since 2007, responsible for the firm’s overall management, investor relations as well as deal sourcing and execution. She has been a managing partner of Milestone Capital Management Limited since 2002. Before founding Milestone Capital in 2002, Ms. Lou was a vice president of Merrill Lynch’s direct investment group, where she was responsible for the firm’s investment activities in China. Prior to joining Merrill Lynch in 1995, she worked in the corporate finance division of Goldman Sachs in New York and Hong Kong. Ms. Lou received a bachelor’s degree in economics from Harvard University in 1992.

The business address for all of our executive officers and directors, except Manoj Jian and Yunli Lou, is 1/F Block No.7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, the People’s Republic of China. Manoj Jain and Yunli Lou use their respective business addresses disclosed in “Principal and Selling Shareholders.”

Employment Agreements

We have entered into employment agreements with each of our senior executive officers. We may terminate a senior executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. A senior executive officer may terminate his or her employment at any time without penalty if there is a material reduction in his or her authority, duties and responsibilities or if there is a material breach by us, provided that we are allowed to correct or cure within 30 days upon receipt of his or her written notice of intent to terminate on such basis. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Each senior executive officer is entitled to certain benefits upon termination, including a severance payment equal to three months’ salary, if he or she resigns for certain specified good reasons or if we terminate his or her employment due to his or her incapacitation. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each senior executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Indemnification Agreements

Upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the indemnification agreement, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board of Directors

Our board of directors currently consists of four directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under our board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will initially consist of William Decker, Xisong Tan and Yunli Lou. Our board of directors has determined that each of William Decker and Xisong Tan satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 4350 of the Nasdaq Marketplace Rules. Mr. Decker will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will initially consist of William Decker, Limin Li and Xisong Tan. Our board of directors has determined that each of William Decker and Xisong Tan satisfies the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and making recommendations to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee will initially consist of William Decker, Limin Li and Xisong Tan. Our board of directors has determined that each of William Decker and Xisong Tan satisfies the “independence” requirements of Rule 4350 of the Nasdaq Marketplace Rules. Our corporate governance and nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeeming or purchasing outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Appointment of Directors by Preferred Shareholders

Under the terms of the amended and restated shareholders agreement, dated March 9, 2007, among holders of our preferred shares, holders of our common shares and our company: (a) the OZ Funds are entitled to (i) appoint one voting member of our board of directors so long as the OZ Funds continue to hold no less than 10% of the then outstanding equity securities of our company and (ii) appoint a representative to attend all meetings of our board of directors and its committees in a non-voting, observer capacity for so long as the OZ Funds holds any equity security of our company, (b) a majority in interest of our Series B preferred share investors are entitled to appoint one voting member of our board of directors so long as the Series B preferred share investors continue to hold no less than 10% of the then outstanding equity securities of our company, (c) Milestone I, Milestone II, Milestone III and Milestone IV, collectively, are entitled to appoint a representative to attend all meetings of our board of directors and its committees in a non-voting, observer capacity for so long as they collectively, hold any equity security of our company, and (d) GSPS is entitled to appoint a representative to attend all meetings of our board of directors and its committees in a non-voting, observer capacity for so long as GSPS hold any equity security of our company. The amended and restated shareholders agreement will remain in effect after the closing of this offering except certain of its provisions that explicitly expire upon the closing of this offering. Upon the closing of this offering, although all of our Series A and Series B preferred shares will be automatically converted to common shares, the OZ Funds and our Series B preferred share investors, as holders of our common shares, will continue to be entitled to the rights described above after the closing of this offering. The amended and restated shareholders agreement has been furnished as an exhibit to the registration statement that includes this prospectus.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2006, we paid an aggregate of approximately RMB1.3 million (US$0.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors. We granted options to purchase an aggregate of 920,000 common shares to our executive officers under our 2006 share incentive plan on December 8, 2006. The total fair value of options vested and expensed for the year ended December 31, 2005 and 2006 was nil and US$78,752, respectively. As of December 31, 2006, there was US$215,083 of total unrecognized share-based compensation cost related to unvested share options granted under our 2006 share incentive plan. We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multiemployer defined contribution plan. The total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$13,701 for 2006.

2006 Share Incentive Plan

We have adopted our 2006 share incentive plan, or the 2006 share incentive plan, to attract and retain the best available personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2006 share incentive plan provides for the grant of options, restricted shares, and restricted share units, collectively referred to as “awards.” Our board of directors has authorized the issuance of up to 7,000,000 common shares upon exercise of awards granted under our 2006 share incentive plan.

Plan Administration.    Our board of directors, or a committee designated by our board or directors, will administer the 2006 share incentive plan. The committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted, and the terms and conditions of each award grant.

Award Agreements.    Awards granted under our 2006 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend cancel or rescind the award.

Transfer Restrictions.    The right of a grantee in an award granted under our 2006 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise.    The term of options granted under the 2006 share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our common shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, common shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control.    If a change of control of our company occurs and a grantee is terminated without cause within one year after such change of control, our board of directors may decide to grant one year acceleration to such terminated grantee. There is no other accelerated vesting in any event.

Termination and Amendment.    Unless terminated earlier, our 2006 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2006 share incentive plan subject to shareholder approval to the extent necessary to comply with applicable laws. Shareholders’ approval is required for any amendment to the 2006 share incentive plan that (i) increases the number of common shares available under the 2006 share incentive plan, (ii) permits our board of directors to extend the exercise period for an option beyond ten years from the grant date, or (iii) results in a material increase in benefits or a change in eligibility requirements.

Our board of directors has only granted options to participants in our 2006 share incentive plan. As of November 21, 2007, there were 5,067,889 common shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$3.82 per share, and there were 1,221,361 common shares available for future issuance upon the exercise of future grants under our 2006 share incentive plan. The following table summarizes, as of November 21, 2007, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

Name	Options or Restricted Shares Awarded	Exercise Price or Purchase Price (US$/Share)	Date of Grant	Date of Expiration
Limin Li(1)	350,000	6.545	August 30, 2007	August 30, 2017
Dina Liu(2)	726,739	1.90	April 6, 2007	April 6, 2017
Xiaowei Chen	*	0.60	December 8, 2006	December 8, 2016
Yi Zhang	*	0.60	December 8, 2006	December 8, 2016
Haijun Liu	*	1.00	December 8, 2006	December 8, 2016
William Decker	*	6.545	October 31, 2007	October 31, 2017
Xisong Tan	*	1.00	December 8, 2006	December 8, 2016
Other individuals as a group	3,933,900	1.00-6.545	(3)	(4)

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding common shares, assuming the conversion of all of our outstanding preferred shares.
(1)	Represents options to purchase 350,000 common shares granted to Front Lead Investments Limited, a British Virgin Island company whose sole shareholder and director is Limin Li.
(2)	Represents options to purchase 726,739 common shares granted to Barrie Holdings Limited, a British Virgin Island company whose sole shareholder and director is Dina Liu.
(3)	Options were granted to other individuals on various dates.
(4)	Other individuals’ options expire on various dates.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our common shares, as of the date of this prospectus, and assuming the conversion of all outstanding Series A and Series B redeemable convertible preferred shares into common shares and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our common shares; and

•	each selling shareholder participating in this offering.

The calculations in the table below assume there are 54,849,838 common shares outstanding as of the date of this prospectus, assuming the conversion of all of our outstanding preferred shares into common shares, and 68,349,838 common shares outstanding immediately after the closing of this offering. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned Prior to This Offering		Common Shares Beneficially Owned After This Offering Without Over-Allotment		Common Shares Beneficially Owned After This Offering with Full Exercise of Over- Allotment
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Limin Li(1)	15,400,000	28.1	15,400,000	22.5	15,400,000	22.5
Yanqing Liang(2)	6,600,000	12.0	6,600,000	9.7	6,600,000	9.7
Manoj Jain(3)	14,000,000	25.5
Yunli Lou(4)	8,050,090	14.7	8,050,090	11.8	8,050,090	11.8
Dina Liu	*	*	*	*	*	*
Xiaowei Chen	*	*	*	*	*	*
Yi Zhang	*	*	*	*	*	*
Haijun Liu	*	*	*	*	*	*
William Decker	*	*	*	*	*	*
Xisong Tan	*	*	*	*	*	*
All Directors and Executive Officers as a Group(5)	44,818,771	81.3	44,818,771	65.3	30,818,771	44.9

Principal and Selling Shareholders:
Front Lead Investments Limited(6)	15,400,000	28.1	15,400,000	22.5	15,400,000	22.5
The OZ Funds(7)	14,000,000	25.5	14,000,000	20.5	12,010,526	17.6
Milestone I, II and III(8)	6,708,408	12.2	6,708,408	9.8	6,708,408	9.8
Milestone IV(9)	1,341,682	2.4	1,341,682	2.0	1,341,682	2.0
Massive Sheen Investments Limited(10)	6,600,000	12.0	6,600,000	9.7	6,600,000	9.7
IPROP Holdings Limited(11)	4,472,272	8.2	4,472,272	6.5	4,472,272	6.5
GSPS Asia Limited(12)	5,366,726	9.8	5,366,726	7.9	5,366,726	7.9
Axial Group Limited(13)	250,000	0.5	250,000	0.4	214,474	0.3

*	Less than 1%.
(1)	Includes 15,400,000 common shares owned by Front Lead Investments Limited. Mr. Li is the sole director and sole owner of Front Lead Investments Limited. The business address of Mr. Li is c/o VisionChina Media Inc. 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.
(2)	Includes 6,600,000 common shares owned by Massive Sheen Investments Limited. Ms. Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc. 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(footnotes continued on following page)

(3)	Includes 14,000,000 common shares issuable upon conversion of our Series A redeemable convertible preferred shares held by the OZ Funds. Manoj Jain, a principal of OZ Management L.P., investment manager of the OZ Funds, disclaims beneficial ownership of shares held by the OZ Funds except to the extent of his pecuniary interest in these shares. Mr. Jain uses the mailing address: c/o Goldman Sachs (Cayman) Trust Limited, P.O. Box 896, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands. Manoj Jain will resign from our board of directors immediately prior to the effectiveness of the registration statement that includes this prospectus.
(4)	Includes 8,050,090 common shares issuable upon conversion of our Series B redeemable convertible preferred shares held by Milestone I, Milestone II, Milestone III and Milestone IV. Yunli Lou, a managing director of Milestone Capital Partners Limited, disclaims beneficial ownership of shares held by Milestone I, Milestone II, Milestone III and Milestone IV except to the extent of her pecuniary interest in these shares.
(5)	Includes common shares held by all of our directors and executive officers as a group and common shares issuable upon exercise of all options held by all of our directors and executive officers as a group.
(6)	Limin Li is the sole director and sole owner of Front Lead Investments Limited. The business address of Mr. Li is c/o VisionChina Media Inc. 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.
(7)

Includes a total of 14,000,000 common shares issuable upon conversion of Series A redeemable convertible preferred shares held by (i) OZ Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands, (ii) OZ Asia Master Fund, Ltd., a limited liability company incorporated in the Cayman Islands and (iii) OZ Global Special Investments Master Fund, L.P., a limited partnership organized under the laws of the Cayman Islands. Each of the OZ Funds uses the mailing address: c/o Goldman Sachs (Cayman) Trust Limited P.O. Box 896, Harbour Centre, Georgetown, Grand Cayman, Cayman Islands. OZ Management, LP is the investment manager of OZ Master Fund, Ltd. and OZ Asia Master Fund, Ltd. OZ Advisors, LP is the general partner of OZ Global Special Investments Master Fund, L.P. Och-Ziff GP, LLC is the general partner of OZ Management LP and OZ Advisors LP. Daniel S. Och as senior managing member of Och-Ziff GP, LLC may be deemed to have investment and/or voting control of the shares held by the OZ Funds.

(8)	Includes 6,708,408 common shares issuable upon conversion of the Series B redeemable convertible shares held by Milestone Mobile TV Media Holdings I Limited, Milestone Mobile TV Media Holdings II Limited, and Milestone Mobile TV Media Holdings III Limited, each of which is a limited liability company organized under the laws of the British Virgin Islands. Each of Milestone I, II and III has a mailing address of P.O. Box 957, Offshore Incorporation Center, Road Town, Tortola, British Virgin Islands. Milestone I, II and III are wholly owned by Milestone China Opportunities Fund II, L.P., an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of the Milestone China Opportunities Fund II, L.P. is Milestone Capital Partners Limited, a limited liability company incorporated under the laws of the Cayman Islands. The sole director of Milestone Capital Partners Limited is Cherianne Limited, a company organized under the laws of the British Virgin Islands. Yuen Ho Wan and James Ngai, as all of the directors of Milestone Capital Partners Limited, share the investment and voting power of Cherianne Limited. Ms. Wan and Mr. Ngai’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.
(9)	Includes 1,341,682 common shares issuable upon conversion of the Series B redeemable convertible shares held by Milestone Mobile TV Media Holdings IV Limited, a limited liability company organized under the laws of the British Virgin Islands. Milestone Mobile TV Media Holdings IV Limited’s mailing address is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The controlling shareholder of Milestone IV is MMT Investments Limited, a limited liability company incorporated under the laws of British Virgin Islands. The address of MMT Investment Limited is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands. The sole director of MMT Investments Limited is Ms. Yunli Lou who has the sole investment and voting power of MMT Investments Limited. Ms. Lou’s business address is Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong.
(10)	Yanqing Liang is the sole director and sole owner of Massive Sheen Investments Limited. The business address of Ms. Liang is c/o VisionChina Media Inc. 1/F Block No. 7, Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, China.

(11)	Includes 4,472,272 common shares issuable upon conversion of the Series B redeemable convertible shares held by IPROP Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands. The mailing address of IPROP Holdings Limited is Citco Building, Wickhams Cay, PO BOX 662, Road Town, Tortola, British Virgin Islands. IPROP is wholly owned by VenFin Holdings Limited, which is registered in Jersey. VenFin Holdings Limited is wholly owned by RPII HOLDINGS Limited, which is registered in South Africa, which in turn is wholly owned by VenFin Limited, a widely held public company registered in South Africa whose shares trade in the over the counter market.
(12)	Includes 5,366,726 common shares issuable upon conversion of the Series B redeemable convertible shares held by GSPS Asia Limited, a limited liability company incorporated in Mauritius. GSPS Asia Limited’s mailing address is Level Three, Alexander House, 35 Cybercity, Ebene, Mauritius. GSPS is a wholly owned subsidiary of the Goldman Sachs Group, Inc.
(13)	Includes 250,000 common shares issuable upon conversion of the redeemable convertible shares held by Axial Group Limited, or Axial Group, which is a British Virgin Islands company. Andrew Siao and Jor Law, directors of Axial Group, disclaim beneficial ownership of shares held by Axial Group to the extent of their pecuniary interest in these shares. The address of Axial Group is TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

Upon the completion of this offering, all of the outstanding Series A and Series B redeemable convertible preferred shares will automatically convert into an equal number of our common shares.

As of the date of this prospectus, none of our outstanding common shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

Except as disclosed in “Management—Appointment of Directors by Preferred Shareholders,” none of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In April 2006, we issued and sold an aggregate of 14,250,000 Series A convertible preferred shares to OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd. and OZ Global Special Investments Master Fund, L.P., or collectively, the OZ Funds, and 250,000 shares to Axial Group Limited, or Axial Group, at a price of US$1.00 per share. Each of the purchasers of the Series A preferred shares was an unrelated third party prior to the issuance and sale of the Series A preferred shares. The price per share was determined through our arm’s-length negotiation with the investors and was approved by our board of directors. Holders of our Series A preferred shares are entitled to vote on an “as converted” basis together with the holders of common shares. Each Series A preferred share will automatically convert into one common share upon completion of this offering.

In March and July 2007, we issued and sold an aggregate of 17,889,088 Series B convertible preferred shares to a number of investors at a price of US$2.236 per share. The Series B investors consist of Milestone Mobile TV Media Holdings I Ltd., Milestone Mobile TV Media Holdings II Ltd., Milestone Mobile TV Media Holdings III Ltd., Milestone Mobile TV Media Holdings IV Ltd., IPROP Holdings Ltd. and GSPS Asia Limited. Each of the purchasers of the Series B preferred shares was an unrelated third party prior to the issuance and sale of the Series B preferred shares. The price per share was determined through our arm’s-length negotiation with the investors and was approved by our board of directors. Holders of our Series B preferred shares are entitled to vote on an “as converted” basis together with the holders of common shares. Each Series B preferred share will automatically convert into one common share upon the closing of this offering.

Assuming (i) the over-allotment option is exercised in full and (ii) an initial public offering price of US$10.50 per ADS, the mid-point of the initial public offering price range set forth on the cover of this prospectus, the OZ Funds and Axial Group, the selling shareholders, will realize a profit of US$17.4 million and US$0.3 million, respectively, after deducting the underwriting discounts and commissions and without consideration of costs and expenses associated with purchasing the preferred shares or selling the ADSs.

Shareholders’ Agreement

In connection with the private placements of our preferred shares, we, holders of our preferred shares and holders of our common shares entered into an amended and restated shareholders agreement on March 9, 2007, which incorporated the principal terms of the previous shareholders agreement dated as of April 12, 2006 between us and the OZ Funds. The shareholders agreements have been filed as exhibits to the registration statement that includes this prospectus.

Limin Li and Yanqing Liang, have executed an escrow agreement and an instrument of transfer with respect to the transfer of an unspecified number of common shares to our company for aggregate consideration of US$1.00 to each of Mr. Li and Ms. Liang, as required under the amended and restated shareholders agreement. If our financial performance for 2007 does not meet certain threshold specified in the shareholders agreement, we will be obligated to issue certain number of additional Series A preferred shares to the OZ Funds at a price of US0.0001 per share, and the OZ Funds will have the right to instruct the escrow agent to date the instrument of transfer and specify the number of common shares subject to the transfer. The OZ Funds’ right to receive additional Series A preferred shares from us and our obligations to issue such additional shares if we fail to satisfy the financial performance threshold will automatically terminate if this offering is completed on or prior to December 31, 2007.

Under the amended and restated shareholders agreement, our preferred shareholders are also entitled to certain registration rights, including demand registration and Form F-3 or Form S-3 registration. See “Description of Share Capital—Registration Rights.”

Transactions with Our Direct Investment Entities

Agreements to Purchase Advertising Time from and Sell Advertising Equipment to Our Direct Investment Entities

Under our arrangements with our local operating partners, we are responsible for the procurement of equipment for our direct investment entities, such as digital displays and digital television receivers. We sell the advertising equipment to our direct investment entities at negotiated prices and record the sales of advertising equipment to our direct investment entities as advertising equipment revenues on our financial statements. We had advertising equipment revenues of US$290,521 for the period from April 8, 2005 (date of inception) to December 31, 2005, representing our total revenues for that period, and US$1,839,598 for the year ended December 31, 2006, representing 47.5% of our total revenues for 2006.

We also purchase advertising placement services from our direct investment entities at negotiated prices. For the period from April 8 to December 31, 2005, we did not pay any amounts to our direct investment entities for advertising placement services. For the year ended December 31, 2006, we paid a total amount of US$78,434 to our direct investment entities for the advertising placement services.

Exclusive Agency Agreements with Our Direct Investment Entities

We entered into an exclusive agency agreement with Shenzhen Mobile Television Co., Ltd., or Shenzhen Mobile, in December 2006. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Shenzhen for a term from January 1, 2006 to July 31, 2011. Under the agreement, we pay a pre-determined network rental fee each year to Shenzhen Mobile. We are responsible for installing additional digital television displays on the buses of the Shenzhen public transportation companies that have entered into agreements with Shenzhen Mobile. The cost in connection with such installation is deductible from the rental fees payable by us. The terms of this exclusive agency agreement have been negotiated on an arm’s length basis.

We entered into an exclusive agency agreement with Chengdu China Digital Mobile Television Co., Ltd., or Chengdu CDMTV, in July 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Chengdu for a term from January 1, 2008 to December 31, 2015. Under the agreement, we pay a pre-determined network rental fee each year to Chengdu CDMTV. Chengdu CDMTV is responsible for installing additional digital television displays on the buses of the Chengdu public transportation companies that have entered into agreements with Chengdu CDMTV. The terms of this exclusive agency have been negotiated on an arm’s length basis.

We entered into exclusive agency agreements with Wuxi Guangtong Digital Mobile Television Co., Ltd., or Wuxi Guangtong, in September 2007. These agreements grant us the exclusive right to sell a portion of the advertising time on the mobile digital television network in Wuxi to advertisers that are not from Wuxi for a term from October 1, 2007 to December 31, 2013. Under these agreements, we pay a pre-determined network rental fee each year to Wuxi Guangtong. Wuxi Guangtong is responsible for installing additional digital television displays on the buses of the Wuxi public transportation companies that have entered into agreements with Wuxi Guangtong. The terms of this exclusive agency have been negotiated on an arm’s length basis.

We entered into an exclusive agency agreement with Ningbo China Digital Mobile Television Co., Ltd., or Ningbo CDMTV, in November 2007. This exclusive agency agreement grants us the exclusive right to sell the advertising time on the mobile digital television network in Ningbo for a term from January 1, 2008 to December 31, 2012. Under the agreement, we pay a pre-determined network rental fee each year to Ningbo CDMTV. Ningbo CDMTV is responsible for installing additional digital television displays on the buses of the Ningbo public transportation companies that have entered into agreements with Ningbo CDMTV. The terms of this exclusive agency have been negotiated on an arm’s length basis.

Transactions with Companies under Common Control with Us

Lease and loan with Meidi Zhiye

During the period from April 8, 2005 (date of inception) to December 31, 2005, we rented office space from Shenzhen Meidi Zhiye Development Co., Ltd., a former shareholder of CDMTV, or Meidi Zhiye, for the office space of our headquarters and CDMTV. The rent was determined based on negotiation. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Meidi Ziye’s equity interest and is the chairman of Meidi Zhiye. The rental expenses totalled US$26,037 for the period. During the same period, Meidi Zhiye leased another office building to our company for no consideration. The market value of the second lease was approximately US$18,936 for the period. Such amount was then recorded as rental expenses and additional paid-in capital.

On March 5 and March 28, 2007, CDMTV borrowed an aggregate amount of approximately US$2.2 million from Meidi Zhiye to fund its working capital requirements. On April 29, 2007, CDMTV repaid Meidi Zhiye the total amount of borrowing.

Transactions with Champs Elysees

In May 2005, Shenzhen Champs Elysees Investment Management Co., Ltd., or Champs Elysees, borrowed RMB10 million from CDMTV to buy a 49% equity interest in Shenzhen High Definition Digital TV Investment Co., Ltd. from Shenzhen Huazhihui Investment Co. Ltd., an unrelated third party. Champs Elysees then sold such equity interest to CDMTV for the same price. We used Champs Elysees to facilitate the acquisition of the equity interest in Shenzhen High Definition Digital TV Investment Co., Ltd. because when the acquisition was negotiated, CDMTV was in the process of being set up and did not have the legal capacity to enter into the transaction. In February 2006, Champs Elysees repaid the total amount of the loan to CDMTV. Limin Li, our founder and chairman of our board of directors, owns more than 10% of Champs Elysees’s equity interest. Mr. Li is also a director and chairman of Champs Elysees.

In January 2005, before its inception, CDMTV entrusted Champs Elysees to purchase a 49% equity interest in Chengdu Digital Mobile Television Co., Ltd. for an aggregate consideration of RMB4.9 million. In December 2005, CDMTV purchased such equity interest from Champs Elysees for the same price.

In 2005 and 2006, CDMTV paid renovation charges of US$79,830 and US$6,306, respectively, to Champs Elysees Renovations Co., Ltd., or Champs Elysees Renovations. In the nine months ended September 30, 2007, CDMTV paid renovation charges of US$173,685 to Champs Elysees Renovations. Limin Li’s wife is the chairwoman of Champs Elysees Renovations.

Transactions Related to Our Corporate Structure

See “Our Corporate Structure—Contractual Arrangements.”

Share Incentives

See “Management—Share Incentives.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands, or the Companies Law.

As of the date of this prospectus, our authorized share capital consists of 110,000,000 shares, comprised of (i) 76,116,739 common shares, with a par value of US$0.0001 each, of which 22,710,750 shares are issued and outstanding; (ii) 15,994,173 Series A redeemable convertible preferred shares, with a par value of US$0.0001 each, of which 14,250,000 shares are issued and outstanding; and (iii) 17,889,088 Series B redeemable convertible preferred shares, with a par value of US$0.0001 each, of which 17,889,088 shares are issued and outstanding. All of our issued and outstanding Series A and Series B redeemable convertible preferred shares will automatically convert into our common shares, at a conversion rate of one preferred share to one common share, upon the completion of this offering.

Our third amended and restated memorandum and articles of association will become effective upon the completion of this offering. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. The following discussion primarily concerns common shares and the rights of holders of common shares. Holders of our ADSs will not be treated as our shareholders and their rights are subject to the deposit agreement. See “Description of the American Depositary Shares.”

Common Shares

General

All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their common shares.

Dividends

The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of common shares is entitled to vote on all matters upon which the common shares are entitled to vote. Voting at any meeting of shareholders is by a poll. Each holder of common shares is entitled to have one vote for each common share registered in his or her name on the register of members.

A quorum required for a meeting of shareholders consists of shareholders who hold at least 50% of our common shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the board of directors by shareholders holding in aggregate at least 10% of our common shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding common shares. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Transfer of Common Shares

Subject to the restrictions of our third amended and restated articles of association, as applicable, any of our shareholders may transfer any or all of his or her common shares by an instrument of transfer in the usual or common form, or in a form prescribed by the Nasdaq Global Market, or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any common share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of common shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; and

•	the common shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice given by advertisement in one or more newspapers or by electronic means, be suspended and the register may be closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended and the register shall not be closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of common shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Common Shares and Forfeiture of Common Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their common shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The common shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Common Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as our board of directors may determine. Common shares represented by the ADSs offered in this offering are not redeemable at our option or at the option of holders of these common shares.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be effected by the directors as provided in the articles of association without any vote or consent of the holders of common shares.

General Meetings of Shareholders

Our board of directors may, and shall on the requisition of shareholders holding at least 10% of the paid up capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Inspection of Books and Records

Holders of our common shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that term is understood under the Delaware General Corporate Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangements must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares pursuant to the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by a special resolution that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association permit indemnification of directors and officers for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interests or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our third amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our third amended and restated articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our third amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or the unanimous written resolution of all shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

In connection with the establishment of our company, we issued one common share to Mapcal Limited on January 27, 2006. This share was transferred to Limin Li on February 9, 2006. On February 9, 2006, we issued six additional common shares to Limin Li and three common shares to Yanqing Liang. Before the private placement of our Series A preferred shares, we issued 15,399,993 and 6,599,997 common shares to Mr. Li and Ms. Liang on April 12, 2006, respectively. As of the date of this prospectus, Mr. Li and Ms. Liang hold 15,400,000 and 6,600,000 common shares, respectively.

In April 2006, we sold an aggregate of 14,250,000 shares of our Series A convertible preferred shares in a private placement at a price of US$1.00 per share. The investors in the Series A preferred share private placement consisted of OZ Master Fund, Ltd., OZ Asia Master Fund, Ltd., and OZ Global Special Investments Master Fund, L.P.

In March and July 2007, we sold an aggregate of 17,889,088 shares of our Series B convertible preferred shares in two private placements at a price of US$2.236 per share. The investors in the Series B preferred share private placement consisted of Milestone Mobile TV Media Holdings I Limited, which purchased

3,130,590 shares, Milestone Mobile TV Media Holdings II Limited, which purchased 3,130,590 shares, Milestone Mobile TV Media Holdings III Limited, which purchased 447,228 shares, Milestone Mobile TV Media Holdings IV Limited, which purchased 1,341,682 shares, IPROP Holdings Limited, which purchased 2,236,136 shares, and GSPS Asia Limited, which purchased 5,366,726 shares.

All of our issued and outstanding Series A and Series B redeemable convertible preferred shares will automatically convert into our common shares, at a conversion rate of one preferred share to one common share, immediately upon completion of this offering.

As of November 21, 2007, we have granted options to purchase a total of 5,990,639 common shares to some of our directors, officers, employees and consultants, without giving effect to options that were exercised or terminated. See “Management—Share Incentives.”

Registration Rights

Pursuant to our current shareholders agreement dated March 9, 2007, we have granted certain registration rights to holders of our registrable securities, which include our preferred shares and common shares as of the date of the shareholders agreement. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights

At any time commencing on the earlier of the date that is six months after this offering and April 12, 2008, holders of at least 15% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities. We, however, are not obligated to effect a demand registration (1) if we have already effected two demand registrations, (2) if we notify the requesting holder of the registrable securities of our intention to make a public offering within 60 days, or (3) during the period beginning on the filing date, and ending on the 180th day after the effective date of a registration statement relating to, a public offering of our securities initiated by us. We have the right to defer filing of a registration statement for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors the filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement.

Form F-3 Registration Rights

When we are eligible for use of Form F-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3. We are not obligated to file a registration statement on Form F-3 (1) if we notify the requesting holder of the registrable securities of our intention to make a public offering within 60 days, or (2) during the period beginning on the filing date of, and ending on the 180th day after the effective date of a registration statement relating to, a public offering of our securities initiated by us. We have the right to defer filing of a registration statement for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors the filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, relating to any demand, piggyback or F-3 registration.

For more detailed information relating to the registration rights, see the shareholders agreement filed as an exhibit to the registration statement that includes in this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York, or BNY, has agreed to act as the depositary for the American depositary shares. The Bank of New York’s depositary offices are located at 101 Barclay Street, New York, New York 10286. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is the Hong Kong and Shanghai Banking Corporation Limited.

We have appointed BNY as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive one common share, par value $0.0001 per share, on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and if applicable, to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws of the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us nor any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and can be made on a reasonable basis and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of common shares in respect of the securities on deposit with the custodian, we will deposit the applicable number of common shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the common shares deposited or modify the ADS-to-common shares ratio, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-common shares ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such fees, expenses, taxes or governmental charges, the depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the common shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional common shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary may establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new common shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of common shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, common shares or rights to purchase additional common shares, we will notify the depositary in advance. We will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such fees, expenses, taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such common shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the common shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Common Shares

The depositary may create ADSs on your behalf if you or your broker deposit common shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the common shares to the custodian. Your ability to deposit common shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The common shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such common shares have been validly waived or exercised.

•	You are duly authorized to deposit the common shares.

•

The common shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The common shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer your ADSs and to combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADSs, you will have to surrender the ADRs, if any, to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADS holders pursuant to the terms of the deposit agreement, upon the transfer of ADSs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Common Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying common shares at the custodian’s offices. Your ability to withdraw the common shares may be limited by U.S. and Cayman Islands considerations applicable at the time of withdrawal. In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the common shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the common shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Interchanging between Certificated and Uncertificated ADSs

As a holder, you may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by your ADSs. The voting rights of holders of common shares are described in “Description of Share Capital”.

At our request and timely notification, the depositary will distribute to you any notice of a shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

If the depositary timely receives voting instructions from a holder of ADSs that fail to specify the manner in which the depositary is to vote the common shares represented by that holder’s ADSs, the depositary will deem the holder to have voted in favor of the items set forth in the voting instructions. If the depositary does not timely receive voting instructions from a holder of ADSs and we have timely provided the depositary with our notice of meeting and related materials, that holder will be deemed, and the depositary will deem that holder to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the common shares represented by the ADSs at our discretion, unless:

•	we have failed to provide the depositary with our notice of meeting and related voting materials in a timely fashion;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received may not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS issued

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Equivalent to the fee that would apply if the distributed securities had been deposited for issuance of ADSs

• Depositary Services	Up to US$0.02 per ADS held on the applicable record date(s) established by the Depositary

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares (i.e., upon deposit and withdrawal of common shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

The Bank of New York, as depositary, has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and stock market application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amount of fees the depositary collects from investors.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in common shares, for the validity or worth of the common shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our memorandum and articles of association, as amended and restated from time to time, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association, as amended and restated from time to time, or in any provisions of securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release of ADSs

The depositary may, in certain circumstances, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions.” The depositary may deliver common shares upon surrender of ADSs that have been pre-released. The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical and can be made on a reasonable basis, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 13,500,000 ADSs representing approximately 19.8% of our common shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Some of our current shareholders will be subject to the lock-up agreement described below. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our common shares or the ADSs, and while application has been made for the ADSs to be quoted on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our common shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

We and all of our institutional shareholders, directors and executive officers have entered into the lock-up agreements described below. As a result, an aggregate of 54,644,088 common shares will be subject to the lock-up agreements. Upon the completion of this offering, the percentage of shares held by our shareholders not subject to such lock-up agreements, namely shareholders who are neither our directors nor our executive officers, or non-locked-up shareholders, amount to 0.3% of our outstanding share capital. Prior to the expiry of the lock-up period as described below, assuming (i) all options eligible for exercise held by all non-locked-up shareholders and other option holders who are neither directors nor senior officers are exercised in full; and (ii) no additional shares are issued by our company, the percentage of shares held by the non-locked-up shareholders and such other option holders would amount to 3.8% of our share capital upon the completion of this offering. Our officers and directors and shareholders who are subject to lock-up arrangements have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of common shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the common shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned our common shares for at least one year, is entitled to sell within any three-month period a number of common shares that does not exceed the greater of the following:

•	1% of the then outstanding common shares, in the form of ADSs or otherwise, which will equal approximately 683,498 common shares immediately after this offering; or

•

the average weekly trading volume of our common shares in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 must be made through unsolicited brokers’ transactions. They are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not our affiliate at any time during the three months preceding a sale, and who has beneficially owned the common shares, in the form of ADSs or otherwise, proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those common shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold at any time.

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.

On March 16, 2007, the National People’s Congress promulgated the EIT Law, which will become effective on January 1, 2008. Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate on their global income. The EIT Law does not define the term “de facto management bodies” and it is currently unclear under what circumstances an enterprise’s “de facto management body” would be considered to be located in China.

Our management is currently based in China and is expected to remain in China after the effectiveness of the EIT Law. Therefore, we may be considered a “resident enterprise” under the EIT Law. Although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise.” Furthermore, unlike the current laws and regulations, which specifically exempts any dividends payable to non-PRC investors from withholding tax, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Council of the PRC. It is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to PRC income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.

In addition, under the EIT Law, our non-PRC shareholders or ADS holders would be subject to a 20% income tax upon any gains they realize from the sale of our common shares or ADSs, if such gains are regarded as income from “sources within the PRC.” Since no rules or guidance concerning the EIT law has been issued, it is unclear what will constitute income derived form “sources within the PRC.” In addition, it is not clear whether there will be any exemption or reduction in taxation for our non-PRC investors. If you are required to pay PRC income tax on gains realized from their investments in our shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.

Material United States Federal Income Tax Consequences

The following summary describes the material United States federal income tax consequences of the ownership of our Shares and ADSs as of the date hereof. The discussion is applicable to United States Holders (as defined below) who hold our Shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of a Share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our Shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our Shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying Shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or Shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs (which we have applied to list on the Nasdaq Global Market), but not our Shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our Shares that are represented by ADSs, but not on our Shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our Shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. See “—People’s Republic of China Taxation.” Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

In the event that we are deemed to be a Chinese “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your tax basis in your ADSs or Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

Although our status as a “passive foreign investment company,” or PFIC, is a legal determination, based on the projected composition of our income and valuation of our assets, including goodwill, we do not expect to be a PFIC for 2007, and we do not expect to become one in the future, although there can be no assurance in this regard. Because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any taxable year during which you hold our ADSs or Shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or Shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or Shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, a United States Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or Shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “—Passive Foreign Investment Company” above, you will recognize taxable gain or loss on any sale or exchange of ADSs or Shares in an amount equal to the difference between the amount realized for the ADSs or Shares and your tax basis in the ADSs or Shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a Chinese “resident enterprise” under the PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. See “—People’s Republic of China Taxation.” Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs, the gain would be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

In general, information reporting will apply to dividends in respect of our ADSs or Shares and the proceeds from the sale, exchange or redemption of our ADSs or Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the table below. Credit Suisse Securities (USA) LLC’s address is Eleven Madison Avenue, New York, New York 10010-3629 U.S.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, New York 10080 U.S.A.

Underwriters	Number of ADSs
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Susquehanna Financial Group, LLLP

Total

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ADS. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $             per ADS to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us and the selling shareholders in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per ADS				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Underwriting discounts and commissions paid by us	$			—	$			—
Expenses payable by us	$			—	$			—
Underwriting discounts and commissions paid by selling shareholders		—	$			—	$
Expenses payable by the selling shareholders		—	$			—	$

The selling shareholders have granted to the underwriters options, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 2,025,000 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. The underwriters may exercise these options solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the options are exercised, each underwriter will become obligated, subject to certain conditions, to purchase a number of additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our common shares or ADSs or securities convertible into or exchangeable or exercisable for any of our common shares or ADSs, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Our directors, officers and all of our institutional shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or ADSs or securities convertible into or exchangeable or exercisable for any of our common shares or ADSs, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares or ADSs, whether any of these transactions are to be settled by delivery of our common shares, ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

The representatives have no present intent or understandings, tacit or explicit, to release these “lock-ups” before the expiration of the “lock-up” period.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 1,080,000 ADSs offered by this prospectus for sale to some of our business associates and other persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the public. Any reserved ADSs that are not orally confirmed for purchase by 9:00 AM Eastern Standard Time on the day after the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “VISN.”

Before this offering, there has been no public market for our common shares or ADSs. The initial public offering price was determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors considered in determining the initial public offering price were:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet web site maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the

Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”) the ADSs may not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, an offer of the ADSs to the public may be made in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than 443,000,000; and (iii) an annual net turnover of more than 450,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives of the underwriters; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of the above, the expression an “offer of any ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospective Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

Each of the underwriters has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or common shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or common shares in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Kingdom of Bahrain

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

State of Kuwait

The ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus and the offering and sale of the ADSs in the State of Kuwait is restricted by law unless a license is obtained from the Kuwait Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

Kingdom of Saudi Arabia

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. The ADSs may only be offered and sold in the Kingdom of Saudi Arabia in accordance with Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or its equivalent. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to the ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total estimated expenses, excluding underwriting discounts and commissions, that we and the selling shareholders expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC Registration Fee	US$ 5,482
Nasdaq Global Market Listing Fee	100,000
FINRA Filing Fee	18,354
Printing Expenses	110,000
Legal Fees and Expenses	1,800,000
Accounting Fees and Expenses	800,000
Miscellaneous	662,164

Total	US$3,496,000

Expense will be borne in proportion to the number of ADSs sold in this offering by us and the selling shareholders, respectively.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to U.S. federal and New York law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. Certain legal matters as to U.S. federal and New York law in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP. The validity of the common shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Grandall Legal Group and for the underwriters by Global Law Office. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands’ law and Grandall Legal Group with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Global Law Office with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2005 and 2006, and for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 and the related financial statement schedule, included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu CPA Ltd. is located at 13/F, China Resources Building, 5001 Shennan Road East, Shenzhen 518010, China.

The statements included in this prospectus under the captions “Prospectus Summary,” “Risk Factors—Risks Related to Our Business,” “Risk Factors—Risks Related to Our Corporate Structure,” “Risk Factors—Risks Related to Doing Business in China,” “Enforceability of Civil Liabilities,” “Our Corporate Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Regulation,” to the extent they constitute matters of PRC law, have been reviewed and confirmed by Grandall Legal Group, our PRC counsel, as experts in such matters, and are included in this prospectus in reliance upon such review and confirmation. The offices of Grandall Legal Group are located at 31st Floor, Nanzheng Building, No. 580, Nanjing W. Road, Shanghai 200041, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying common shares represented by the ADSs, to be sold in this offering. We and the depositary have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 N. Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

VISIONCHINA MEDIA INC.

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2006	F-3

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE PERIOD FROM APRIL 8, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006	F-4

CONSOLIDATED STATEMENTS OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE PERIOD FROM APRIL 8, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006	F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM APRIL 8, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006	F-6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM APRIL 8, 2005 (DATE OF INCEPTION) TO DECEMBER 31, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006	F-7

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—SCHEDULE I	F-27

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006 AND SEPTEMBER 30, 2007	F-31

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007	F-32

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007	F-33

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007	F-34

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VisionChina Media Inc.:

We have audited the accompanying consolidated balance sheets of VisionChina Media Inc. and its subsidiary and variable interest entity (the “Company”) as of December 31, 2005 and 2006, the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, and related financial statement schedule included in Schedule I. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shenzhen, China

July 27, 2007

VISIONCHINA MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except number of shares)

	Notes	December 31, 2005	December 31, 2006	December 31, 2006
				Pro forma (unaudited) (note 2)
ASSETS
Current Assets:
Cash and cash equivalents		$2,599,078	$5,215,693
Accounts receivable, net of allowance for doubtful accounts of nil and $73,354 as of December 31, 2005 and 2006, respectively		—	832,345
Amounts due from related parties	15	1,347,721	1,532,696
Prepaid expenses and other current assets	3	144,468	3,284,326

Total current assets		$4,091,267	$10,865,060

Non-current Assets:
Fixed assets, net	4	$51,677	$442,640
Investments under equity method	5	1,897,979	3,747,493
Other investments	6	—	1,988,583

Total non-current assets		$1,949,656	$6,178,716

TOTAL ASSETS		$6,040,923	$17,043,776

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$74,410	$575,520
Amounts due to related parties	15	76,891	185,409
Accrued expenses and other current liabilities	7	95,816	480,854

Total current liabilities		$247,117	$1,241,783

Commitments	13
Mezzanine equity
Series A convertible redeemable preferred shares ($0.0001 par value; 14,250,000 shares authorized, issued and outstanding as of December 31, 2006 (liquidation value: $21,375,000)	8	$—	$15,220,327	$—
Shareholders’ equity
Common shares ($0.0001 par value; 50,000,000 shares authorized; and 22,000,000 shares issued and outstanding as of December 31, 2006)	9	2,200	2,200	3,625
Additional paid-in capital		6,057,937	6,136,689	21,355,591
Accumulated deficit		(416,409)	(6,068,750)	(6,068,750)
Accumulated other comprehensive income		150,078	511,527	511,527

Total shareholders’ equity		$5,793,806	$581,666	$15,801,993

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		$6,040,923	$17,043,776

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

	For the period from April 8, 2005 (date of inception) to December 31, 2005	For the year ended December 31, 2006
Revenues:
Advertising service revenues	—	2,033,284
Advertising equipment revenues	290,521	1,839,598

Total revenues:	290,521	3,872,882

Cost of revenues:
Advertising service cost	—	3,967,081
Advertising equipment cost	261,504	1,639,895

Total cost of revenues:	261,504	5,606,976

Gross profit (loss)	29,017	(1,734,094)

Operating expenses:
Selling and marketing	12,941	393,474
General and administrative	373,274	1,673,817

Total operating expenses	386,215	2,067,291

Government grant	—	125,953
Loss from equity method investees	(104,475)	(469,841)

Operating loss	(461,673)	(4,145,273)

Interest income	45,264	98,873
Other expenses	—	(22,608)

Net loss	(416,409)	(4,069,008)
Deemed dividend on Series A convertible redeemable preferred shares	—	1,583,333

Net loss attributable to holders of common shares	(416,409)	(5,652,341)

Net loss per share:
Basic	(0.02)	(0.26)
Diluted	(0.02)	(0.26)

Shares used in computation of net loss per share:
Basic	22,000,000	22,000,000
Diluted	22,000,000	22,000,000

Proforma loss per share on an as converted basis:
Basic		(0.13)
Diluted		(0.13)

Shares used in computation of proforma per share amount on an as converted basis
Basic		32,306,849
Diluted		32,306,849

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	37,576
Selling and marketing expenses	—	5,374
General and administrative expenses	—	35,802

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CHANGES OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except number of shares)

			Additional paid-in capital	Accumulated Deficit	Accumulated Other comprehensive income	Total shareholders’ equity	Comprehensive loss
	Common shares
	Number	Amount
Balance at April 8, 2005 (date of inception)	—	—	—	—	—	—
Issue of common shares	22,000,000	2,200	6,039,001	—	—	6,041,201
Deemed shareholder’s contribution	—	—	18,936	—	—	18,936
Cumulative translation adjustment	—	—	—	—	150,078	150,078	150,078
Net loss	—	—	—	(416,409)	—	(416,409)	(416,409)

							(266,331)

Balance at December 31, 2005	22,000,000	2,200	6,057,937	(416,409)	150,078	5,793,806

Share-based compensation	—	—	78,752	—	—	78,752
Cumulative translation adjustment			—	—	361,449	361,449	361,449
Net loss	—	—	—	(4,069,008)	—	(4,069,008)	(4,069,008)

							(3,707,559)

Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(1,583,333)	—	(1,583,333)

Balance at December 31, 2006	22,000,000	2,200	6,136,689	(6,068,750)	511,527	581,666

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

	For the period from April 8, 2005 (date of inception) to December 31, 2005	For the year ended December 31, 2006
Cash flows from operating activities:
Net loss	$(416,409)	$(4,069,008)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	—	72,146
Depreciation and amortization	3,743	41,491
Loss from equity investees	104,475	469,841
Share-based compensation	—	78,752
Waived of rental expenses by a former shareholder	18,936	—
Changes in operating assets and liabilities:
Accounts receivables	—	(890,782)
Prepaid expenses and other current assets	(132,061)	(3,108,504)
Amounts due from related parties	(42,905)	(1,386,012)
Accounts payable	73,555	471,521
Accrued expenses and other current liabilities	94,976	376,816
Amounts due to related parties	—	117,970

Net cash used in operating activities	(295,690)	(7,825,769)

Cash flows from investing activities:
Acquisition of fixed assets	(54,826)	(405,427)
Amounts due from related parties	(1,224,080)	1,259,525
Investments in under equity method investment	(2,003,667)	(2,274,386)
Other investments	—	(1,979,565)

Net cash used in investing activities	(3,282,573)	(3,399,853)

Cash flows from financing activities:
Proceeds from issuance of common shares	6,060,137	—
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	—	13,636,994

Net cash provided by financing activities	6,060,137	13,636,994

Effect of changes in exchange rate	117,204	205,243

Net increase in cash and cash equivalents	2,599,078	2,616,615

Cash and cash equivalents at the beginning of the period/year	—	2,599,078

Cash and cash equivalents at the end of the period/year	2,599,078	5,215,693

Supplemental disclosure of cash flow information
Income taxes paid	—	—
Interest paid	—	—

The accompanying notes are an integral part of these consolidated financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

VisionChina Media Inc. (the “Company”), was incorporated under the laws of the Cayman Islands on January 27, 2006. The Company and its variable interest entity and subsidiary (the “Group”) sell advertising time on its out-of-home digital television networks in the Peoples Republic of China (the “PRC”). The Group’s principal geographic market is in the PRC.

The Company holds its interest in the operating subsidiaries and investees through a holding company, China Digital Technology Consulting Co., Ltd. (“CDTC”), which is a wholly owned shell company established in the PRC on March 9, 2006. The Company does not conduct any substantive operations of its own, but conducts its primary business operations through CDTC’s variable interest entity (“VIE”), China Digital Mobile Television Co., Ltd. (“CDMTV”) and CDMTV’s subsidiaries and investees. CDMTV was incorporated under the laws of the PRC on April 8, 2005.

Chinese laws and regulations prohibit or restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, the Group invests in ventures with local television stations and provides advertising services on its out-of-home digital television networks in the PRC through CDMTV, a PRC legal entity, which was established by co-founders of the Company. The paid-in capital of CDMTV was funded by the Company or CDTC through a loan extended to the co-founders. CDTC has entered into certain exclusive agreements with CDMTV, which obligates the Company to absorb a majority of the risk of loss from CDMTV’s activities and entitles to receive a majority of its residual returns. In addition, the Company through CDTC has entered into certain agreements with the two individuals including a loan agreement for the paid-in capital of CDMTV described above, an option agreement to acquire the shareholding in CDMTV when permitted by the PRC laws, and a share pledge agreement for the shares in CDMTV held by the co-founders. The Company and CDTC hold all the variable interests of CDMTV, and the Company and CDTC have been determined to be the most closely associated with CDMTV. Therefore, the Company is primary beneficiary of CDMTV.

Based on these contractual arrangements, the Company believes that CDMTV should be considered as a Variable Interest Entity under FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, because the equity investors in CDMTV do not have the characteristics of a controlling financial interest and the Company through CDTC is the primary beneficiary of CDMTV. Accordingly, the Company believes that CDMTV should be consolidated under FIN 46R.

The contractual agreements described above provide for effective control of CDMTV to be transferred to the Company on March 30, 2006. The shareholders of CDMTV and the Company are the same with same percentage equity interest. There was no change in control or ownership interests as a result of this transaction. Since the transaction was accounted for as a reorganization under common control, the financial statements present the operation of CDMTV since inception on an as-if-pooled basis. Prior to the transaction, the Company and CDTC were shell companies with minimal assets and no liabilities.

The Group’s consolidated assets do not include any collateral for CDMTV’s obligations. The carrying amount of the total assets of CDMTV as of December 31, 2006 was $16,141,410 and there was no pledge or collateral of its assets. Furthermore, creditors of CDMTV have no recourse to the general credit of CDTC which is the primary beneficiary of CDMTV.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

As of December 31, 2006, subsidiary and variable interest entity of the Company and CDMTV’s subsidiaries include the following entities:

Companies	Date of acquisition	Date of establishment	Place of establishment	Percentage of ownership/ beneficial interest
Subsidiary of the Company
CDTC	N/A	March 9, 2006	PRC	100%

Variable interest entity of CDTC
CDMTV	(note)	April 8, 2005	PRC	100%

Subsidiaries of CDMTV
Shenzhen Gaoqing Digital	February 17, 2006	June 16, 2004	PRC	100%
Television Investment Co., Ltd. (“Gaoqing Digital Television”)

Beijing Beiguang Media Mobile Television Advertising Co., Ltd. (“Beiguang Media”)	N/A	December 18, 2006	PRC	100%

Note: Through a series of arrangements, CDMTV becomes a variable interest entity of CDTC.

As of December 31, 2006, the CDMTV’s equity method investees, include the following entities:

Investee companies	Date of acquisition	Date of establishment	Place of establishment	Percentage of ownership
Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	N/A	April 29, 2005	PRC	49%
Harbin China Mobile Television Company limited (“Harbin Mobile”)	N/A	November 10, 2005	PRC	49%
Jilin Mobile Television Company Limited (“Jilin Mobile”)	N/A	November 8, 2005	PRC	49%
Dalian Mobile Digital Television Company Limited (“Dalian Mobile”)	N/A	February 20, 2006	PRC	49%
Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	N/A	July 4, 2006	PRC	49%
Hubei China Digital Television Company Limited (“Hubei Mobile”)	N/A	July 26, 2006	PRC	49%

The CDMTV’s equity method investees have been separately established with 6 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC. CDMTV contributed cash and another investor contributed advertising broadcasting right into the equity method investees for 49% and 51% equity interest, respectively.

On February 17, 2006, CDMTV acquired 51% equity interest in Gaoqing Digital Television for cash consideration of $1,318,798. On March 9, 2006, CDMTV acquired the remaining 49% equity interest in Gaoqing Digital Television for cash consideration of $1,280,623. Prior to the acquisition, Gaoqing Digital Television

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

had no business activities and its major assets were cash of $1,055,652 and 25% equity interests in Shenzhen Mobile Television Company Limited (“Shenzhen Mobile”) which has been recorded under cost method (see note 6). Accordingly, this transaction has been accounted for as an acquisition of assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiary and a variable interest entity for which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated on consolidation.

(c) Significant risks and uncertainties

The Group participates in a young and dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and trends in new technologies or industry standards; competition from other competitors; changes in key suppliers; changes in certain strategic relationship; regulatory or other PRC related factors; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth; and general risks associated with the advertising industry.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

(e) Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation and amortization. Assembly in progress is not depreciated until it is ready for their intended use.

Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives:

Computers and office equipment	5 years
Media display equipment	5 years
Motor vehicles	5 years
Leasehold improvements	lesser of lease terms or the estimated useful lives of the assets

(f) Investment under equity method

The investments for which the Group has the ability to exercise significant influence are accounted for using the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Group’s share of undistributed earnings or losses of these entities, by the amortization of intangible assets recognized upon purchase price allocation and by dividend distributions or subsequent investments. All unrealized inter-company profits and losses have been eliminated under the equity method.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

The Group generates a portion of its revenues from sales of advertising time on mobile television networks which are owned by its equity method investees. Because the operations of the Group’s investees under equity method form an integral part to the Group’s operating activities, the Group’s share of undistributed earnings or losses of these entities are classified as part of the Group’s operating income.

When the estimated amount to be realized from the investments falls below its carrying value, an impairment charge is recognized in the consolidated statements of operations when the decline in value is considered other than temporary.

(g) Other investments

The Group’s investments in non-marketable equity securities for which the Group does not have the ability to exercise significant influence or control are accounted for using the cost method. Dividends and other distributions of earnings from investees, if any, are included in income when declared. We periodically evaluate the carrying value of our investments accounted for under the cost method of accounting and any impairment is included in our consolidated statements of operations.

(h) Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

(i) Revenue recognition

(1) Time-based advertising services

For time-based advertising services, the Group recognizes revenues as the advertisements are aired over the contractual term based on the schedules agreed with the customer. Payments received in advance of services provided are recorded as customer deposits.

(2) Barter transactions

Periodically, the Group engages in barter transactions which are generally recorded at fair value. If such value is not determinable within reasonable limits, the transaction is recognized based on the carrying value of the product or services provided. The amount of revenues recognized for barter transactions was insignificant for each of the periods presented.

(3) Equipment

Revenues from sales of advertising equipment, which are from related parties, are recognized upon delivery, at which all four of the following criteria are met: (i) pervasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable, and (iv) collection of the resulting receivable is reasonably assured.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

Advertising equipment revenues are net of value-added ales tax incurred, which amounting to $49,389 for the period from April 8, 2005 (date of inception) to December 31, 2006 and $312,732 for the year ended December 31, 2006.

(j) Cost of revenues

Cost of advertising services revenues consist primarily of media costs payable under exclusive advertising agreements, depreciation, business taxes and surcharges and other operating costs. Media costs are expensed as incurred.

The amount of business taxes and surcharges included in cost of advertising services totaled $nil for the period from April 8, 2005 (date of inception) to December 31, 2006 and $39,940 for the year ended December 31, 2006.

Cost of equipment revenues consist primarily of purchase cost of digital television displays and other related equipment.

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing Group are accounted for as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the lease periods.

(l) Foreign currency translation

The functional and reporting currency of the Company is the United States dollar (“US dollar”). Monetary assets and liabilities denominated in currencies other than the US dollar are translated into the US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into US dollar at the applicable rates of exchange prevailing at the first day of the month transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of the Company’s subsidiary and its variable interest entity are maintained in its local currency, the Renminbi (“RMB”), which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of shareholders’ equity (deficiency).

(m) Net loss per share

Basic net loss per share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the period/year. Diluted net loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common share equivalents are excluded from the computation in loss periods as their effects would be antidilutive. The Company’s dilutive securities consisted of outstanding share options and convertible redeemable preferred shares. As of December 31, 2006, the Company had outstanding share options amounted to 1,894,000 and 14,250,000 convertible redeemable preferred shares issued and outstanding. No diluted potential common shares equivalents were outstanding as of December 31, 2005.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

As a result of the reorganization (see note 1), the outstanding common shares have been retroactively restated to 22,000,000 shares in the denominator for each year presented.

(n) Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

(o) Share-based compensation

Share-based payments to employees are measured based on the fair values of share option on the grant dates and recognized as compensation expense over the requisite service periods with a corresponding addition to paid-in capital.

Share awards issued to non-employees are measured at fair value at the earlier of the commitment date or the date the services is completed and recognized over the period the service is provided or as goods are received. The Group uses the Black-Scholes option pricing model to measure the value of options granted to non-employees and employees at each measurement date.

(p) Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income (loss) is reported in the statements of changes of shareholders’ equity. Accumulated other comprehensive income of the Group represents the cumulative foreign currency translation adjustment and net loss for the year.

(q) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of continent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful debts, valuation of deferred tax assets, useful lives of fixed assets and fair value of stock options.

(r) Government grants

Government grants include cash subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local businesses. Government grants are recognized when received and all the conditions specified in the grant have been met.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(s) Unaudited pro forma information

The unaudited pro forma balance sheet information as of December 31, 2006 assumes the conversion upon completion of the initial public offering of all 14,250,000 convertible redeemable preferred shares of $ 15,220,327 outstanding as of December 31, 2006 into common shares. Each convertible redeemable preferred shares is convertible into one common share.

(t) Unaudited pro forma net loss per share

Pro forma basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares outstanding resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible redeemable preferred shares.

(u) Concentration of Risks

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentration of credit risk primarily of cash and cash equivalents and accounts receivable. As of December 31, 2006, substantially all of the Group’s cash and cash equivalents were managed by financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers in China. The risk with respect to accounts receivables is mitigated by credit evaluations we perform on our customers and ongoing monitoring process on outstanding balances.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers invoices, shipping documents and signed contracts.

(v) Recently issued accounting standards

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Instruments-an amendment of FASB Statements 133 and 140”, which is

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The statement improves financial reporting by eliminating the exemption from applying SFAS No. 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a re-measurement event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated, if the holder elects not to account for the whole instrument on a fair value basis. The Group does not anticipate that the adoption of this statement will have a material effect on the Group’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No.48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Group beginning in fiscal year 2007. The Group is currently evaluating the impact, if any, of FIN 48 on its financial position, results of operations and cash flows.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross Versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 includes sales, use, value added and some excise taxes that are assessed by a governmental authority on specific revenue-producing transactions between a seller and customer. EITF 06-3 states that a company should disclose its accounting policy (i.e. gross or net presentation) regarding the presentation of taxes within its scope, and if significant, these disclosures should be applied retrospectively to the financial statements for all periods presented. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The Group is currently evaluating the impact, if any, of this statement on its consolidated financial statements and related disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Group is currently evaluating the impact of SFAS No. 159.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the followings:

	As of December 31,
	2005	2006
Advances to suppliers	$70,830	$2,946,803
Staff advances	57,910	208,329
Deposits	—	15,481
Others	15,728	113,713

	$144,468	$3,284,326

Advances to suppliers mainly represent prepayment for media cost.

4. FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31,
	2005	2006
Computers and office equipment	$23,742	$190,890
Media display equipment	—	83,194
Motor vehicles	31,722	56,476
Leasehold improvements	—	158,179

Sub-total	$55,464	$488,739
Less: accumulated depreciation and amortization	3,787	46,099

	$51,677	$442,640

Depreciation and amortization expense was $3,743 and $41,491 for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended 2006, respectively.

Included in media display equipment are assembly in progress of $13,992. These assets will be placed in service in 2007.

5. INVESTMENTS UNDER EQUITY METHOD

In 2005, CDMTV has made cash investments totaling $728,606 and $667,889 for its 49% equity interests in Harbin Mobile and Jilin Mobile, respectively.

On April 29, 2005, Champs Elysees Investment Co. Ltd., an entity under common control, invested $607,172 into Chengdu Mobile to acquire 49% of its voting interests on CDMTV’s behalf. In December 2005, Champs Elysees Investment Co. Ltd transferred the 49% voting interests in Chengdu Mobile to CDMTV at original cost in accordance with previously signed agreements. As a result, CDMTV has accounted for its investment in Chengdu Mobile since April 29, 2005.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

In 2006, CDMTV made cash investments totaling $753,006, $753,006 and $768,374 for its 49% equity interests in Dalian Mobile, Henan Mobile and Hubei Mobile, respectively.

The Group has accounted for the above investments using equity method of accounting.

The combined results of operations and financial position of these investments are summarized below:

	For the period from April 8, 2005 (date of inception) to December 31, 2005	For the year ended December 31, 2006
Condensed statement of operations information:
Revenues	$80,771	$681,751
Net losses	(171,335)	(631,128)

Group’s equity in net loss of investees	$(83,954)	$(309,253)

	As of December 31,
	2005	2006
Condensed balance sheet information:
Current assets	$2,292,814	$2,845,848
Non-current assets	468,618	3,605,746

Total assets	$2,761,432	$6,451,594

Current liabilities	$188,101	$1,132,015
Equity	2,573,331	5,319,579

Total liabilities and equity	$2,761,432	$6,451,594

Group’s share of net assets	$1,260,932	$2,985,914

As of December 31, 2005 and 2006, the carrying value of the Group’s investments under equity method was $1,897,979 and $3,747,493, respectively. The difference between the carrying value of the Group’s investments under equity method and the Group’s share in its investees’ net assets was attributable to the amount of gross profit recognized on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible asset, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

6. OTHER INVESTMENTS

In February 2006, the Group acquired 25% voting interest in Shenzhen Mobile, through CDMTV’s subsidiary Gaoqing Digital Television, for cash consideration of $1,543,769. Shenzhen Mobile is established in the PRC and engages in provision of digital mobile television advertising services in the PRC. As the Group cannot exercise significant influence over Shenzhen Mobile’s operating and financial activities, the Group accounts for this investment using the cost method of accounting.

In August 2006, the Group acquired 14% voting interest in Wuxi Guangtong Digital Mobile Television Company Limited (“Guangtong Mobile”), for cash consideration of $435,796. Guangtong Mobile is established in the PRC and engages in provision of digital mobile television advertising business in the PRC. The Group accounts for this investment using the cost method of accounting.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2005	2006
Accrued expenses	$—	$24,066
Accrued professional service fees	—	121,019
Accrued payroll and welfare	—	144,609
Taxes payable	—	64,775
Customer deposits	69,457	69,919
Other payables	26,359	56,466

	$95,816	$480,854

8. CONVERTIBLE REDEEMABLE PREFERRED SHARES

In April 2006, the Company issued 14,250,000 Series A convertible redeemable preferred shares (“Preferred Share(s)”) for $1 per share for total proceeds of $13,636,994, net of issuance costs of $613,006. The holders of preferred shares have various rights and preferences as follows:

Redemption

The Preferred Shares shall not be redeemable at the option of holders of the Preferred Shares except:

(1) optional redemption beginning on April 13, 2009; or suspension or termination of wireless television signals which represented more than 50% of the Company’s television network. The redemption price for each of Series A Preferred Shares shall be equal one hundred and fifty percent (150%) of the applicable original Series A issue price, plus in each case all dividends declared and unpaid with respect thereto per Preferred Share then held by such holder; or

(2) Insufficient Funds. If the Company’s assets or funds which are legally available on the date that any redemption payment is due are insufficient to pay in full all redemption payments to be paid on such date, those assets and fund funds which are legally available shall be used to pay all redemption payments due on such date ratably in proportion to the full amounts to which the holders to which such redemption payments are due would otherwise be respectively entitled thereon.

The Company accrued the premium over the redemption period as a deemed dividend with a debit to the deficit of $1,583,333 as of December 31, 2006.

Dividends

Each holder of Preferred Shares shall be entitled to receive dividends, on a pari passu basis, out of any funds or assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the common shares, at 8% in respect of such Preferred Shares when, as and if declared by the Board of Directors, but not otherwise. All such dividends per Preferred Share shall be cumulative from the date that the Board of Directors declares such dividends.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

Conversion

Subject to the provisions of the Memorandum and the Articles, Preferred Shares may, at the option of the holder thereof, be converted at any time into fully-paid and nonassessable common shares based on the applicable then-effective conversion price. The initial conversion price for Series A Preferred Shares shall be $1.00 and the initial per share conversion ratio for Series A Preferred Shares to common shares shall be 1:1, which shall be subject to adjustment for stock dividends, stock splits, combinations and similar events. Each Preferred Share shall automatically be converted into common shares upon the closing of a qualified initial public offering, based on the applicable then-effective conversion price.

Voting

Subject to the provisions of the Memorandum and the Articles, at all general meetings of the Company: (i) the holder of each common share issued and outstanding shall have one vote in respect of each common share held, and (ii) the holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of common shares into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s shareholders is first solicited. Subject to provisions to the contrary elsewhere in the Memorandum and the Articles, or as required by the Statute, the holders of Series A Preferred Shares shall vote together with the holders of common shares, and not as a separate class or series, on all matters put before the shareholders.

Liquidation

Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, before any distribution or payment shall be made with respect to any common Shares, an amount shall be paid on a pari passu basis with respect to each Preferred Share equal to the greater of (i) one hundred fifty percent (150%) of the applicable original issue price (as adjusted for any dividend of shares, division or combination of shares recapitalizations and the like) plus all dividends declared and unpaid with respect thereto (the “Preference Amount”); and (ii) a pro rata share of all funds and assets of the Company legally available for distribution to shareholders of the Company on the basis as if all the Preferred Shares were converted into common shares immediately before the holding of the general meeting, plus all declared but unpaid dividends thereon.

9. COMMON SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 50,000,000 common shares with a nominal or par value of $0.0001 each. On April 12, 2006, the Company issued 22,000,000 common shares to the then shareholders of CDMTV as part of the Company’s re-organization plan.

10. SHARE OPTION PLAN

On December 8, 2006, the Group adopted the 2006 share incentive plan (the “Plan”) which allows the Group to offer a variety of incentive awards to employees and consultants. The Group has reserved 4,000,000 common shares for issuance under the Plan. In December 2006, the Group granted 1,894,000 share options to employees and consultants with exercise prices ranging from $0.60 and $1.00.

Options granted generally vest 25% after the first year of service and rateably each month over the remaining 36-month period. The contractual term of options granted is generally ten years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

Management has used the Black-Scholes option pricing model to estimate the fair value of the options on grant date with the following assumptions:

Risk-free interest rate	5.02% - 5.05%
Expected life	5.35 - 6.24 years
Assumed volatility	0.361
Expected dividends	0%

Assumed volatility is derived by referring to the average annualized standard deviation of the share price of listed comparable companies. The expected life of the option has been assumed to be exercised evenly throughout the option life. The risk free interest rate is based on the yield to maturity of the PRC government bond as of the grant date with maturity closest to the relevant option expiry date.

The fair value of the options was determined based on a contemporaneous valuation by a third party valuation specialist.

A summary of option under the Option Plan as of December 31, 2006 and changes in the period is presented below:

	Number of Shares	Weighted-average Exercise Price	Weighted-average Remaining Contractual Life	Weighted-average Fair Value	Aggregate Intrinsic value
Outstanding as of January 1, 2006	—	—
Granted on December 8, 2006*	1,894,000	0.86		0.19	0
Exercised	—	—
Forfeited	—	—

Outstanding as of December 31, 2006	1,894,000	0.86	9.99	0.19	0

Vested and expected to vest as of December 31, 2006	1,496,600	0.85	9.99	0.20	0
Exercisable as of December 31, 2006	266,667	0.60	9.99	0.25
*	The fair value of common share at the date of grant approximate $0.6.

The aggregate intrinsic value the share option was zero, as the exercise price is higher than fair value of the common share.

The total fair value of options vested and expensed for the year ended December 31, 2005 and 2006 was $nil and $78,752, respectively. During the year ended December 31, 2006, compensation cost of $37,576, $5,374 and $35,802 were recognized and included in cost of revenues, selling and marketing expense; and general and administrative expenses, respectively.

As of December 31, 2006, there was $215,083 of total unrecognized share-based compensation cost related to nonvested share options granted under the Plan. That cost is expected to be recognized over 4.5 years.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

11. INCOME TAXES

The Company is a tax exempted company incorporated in the Cayman Islands and conducts substantially all of its business through its PRC subsidiary, CDTC and its PRC variable interest entity, CDMTV, which are generally subject to a 30% state enterprise income tax (“EIT”) and a 3% local income tax.

CDTC is governed by the Income Tax Law of the PRC concerning Foreign Investment and Foreign Enterprises (the “Income Tax Law”). Under income tax law, foreign invested enterprises satisfying certain criteria and can enjoy preferential tax treatments. CDTC, located in Shenzhen Special Economic Zone, is subject to Foreign Enterprise Income Tax (“FEIT”) at a rate of 15%.

CDMTV’s headquarter, located in Shenzhen Special Economic Zone, is subject to EIT at a rate of 15%. CDMTV has been recognized as a “Culture Enterprise” and thus its headquarter is entitled to full exemption from EIT from 2005 to 2007. CDMTV has sales branches located in various cities in the PRC which are subject to 30% EIT and 3% local income tax.

The Group had minimal operations in jurisdictions other than the PRC.

There was no current or deferred income tax expense or benefit for the period from April 8, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006.

The principal components of the Group’s deferred income tax assets are as follows:

	As of December 31,
	2005	2006
Deferred tax assets:
Net operating loss carrying forward	$43,819	$116,054
Bad debt provision	—	10,822
Fixed assets	—	1,481

Total deferred tax assets	43,819	128,357
Valuation allowance on deferred tax assets	(43,819)	(128,357)

Net deferred tax assets	$—	$—

The realization of the recorded deferred tax assets is dependent on generating sufficient taxable income prior to the expiration of net operating loss carry forwards of $132,785 and $351,679 as of December 31, 2005 and 2006, respectively, which will expire in year 2010 and 2011.

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the loss before income taxes in the statement of operations is as follows:

	2005	2006
Expected taxation at PRC EIT statutory rate of 33%	$(137,415)	$(1,342,772)
Effect of tax exemption	93,596	1,258,234
Change in valuation allowance	43,819	84,538

Total income tax expense / (benefit)	$—	$—

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

No additional tax would otherwise have been payable without tax holidays and tax concessions for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, as CDMTV and CDTC had tax losses in the relevant periods. In addition, no change would be on the losses per share the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006.

12. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 were $582 and $13,701, respectively.

13. COMMITMENTS

(a) Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended 2006 were $45,458 and $165,221, respectively.

As of December 31, 2006, the Group was obligated under operating leases, which relates to offices premises, requiring minimum rental as follows:

As of December 31,
2007	$171,293
2008	128,242
2009	94,634
2010	94,634
2011	94,634
2012 and thereafter	369,931

$953,368

(b) Capital commitments

As of December 31, 2006, the Group has commitments to make cash investments totaling $941,258, $753,006 and $627,505 for a proposed 49% equity interest, in Suzhou China Mobile Television Co., Ltd., (“Suzhou Mobile”), Changzhou China Digital Mobile Television Co., Ltd., (“Changzhou Mobile”) and Ningbo China Digital Mobile Television Co., Ltd., (“Ningbo Mobile”), respectively. These investments were established in 2007.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(c) Others

The Group has entered into several agreements to pay media cost for a period of 5 to 10 years. As of December 31, 2006, future minimum purchase commitments under these agreements totaling $90,075,173, which will be payable as follow:

As of December 31,
2007	$8,531,510
2008	8,854,227
2009	9,983,736
2010	10,562,578
2011	10,022,155
2012 and thereafter	42,120,967

$90,075,173

14. SEGMENT AND GEOGRAPHIC INFORMATION

The Group engaged in provision in advertising services and sales of digital equipment to its investee companies in the PRC. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group.

Geographical information

The Group operates in the PRC and all of the Group’s identifiable assets are located in the PRC.

Although the Group operates in multiple cities in China which include Beijing, Shanghai, Guangzhou, Shenzhen and Nanjin, it believes it operates in one segment as the Group provide services to customers irrespective of their locations. Accordingly all financial segment information can be found in the consolidated financial statements.

As of December 31, 2005 and 2006, there were no customers which accounted for 10% or more of the Group’s revenues. The accounts receivable from a customer with the largest receivable balances represents 39% of the balance of the account as of December 31, 2006.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

15. RELATED PARTY TRANSACTIONS

(a) Details of amounts due from related parties as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
A former shareholder of CDMTV—Champs Elysees Investment Co., Ltd.(i)(ii)	$1,239,127	$—

Investees
—Chengdu Mobile	$14,126	$162,447
—Dalian Mobile	—	178,404
—Harbin Mobile	—	3,200
—Henan Mobile	—	817,089
—Hubei Mobile	—	41,968
—Jilin Mobile	48,476	329,588

	$62,602	$1,532,696

Related company
- Shenzhen Champs Elysees Design Engineering Co., Ltd. (ii)	$45,992	$—

	$1,347,721	$1,532,696

Notes:

(i)	The amount represented a loan to Champs Elysees Investment Co., Ltd. The loan was non-interest bearing and fully settled in 2006.

(ii)	Being a related company, of which Mr. Li Limin, a director of the Company, has beneficial interests.

The amounts due from related parties are non-interest bearing and repayable on demand.

(b) Details of amounts due to related parties as of December 31, 2005 and 2006 are as follows:

	As of December 31,
	2005	2006
A former shareholder of CDMTV—Champs Elysees Investment Co., Ltd.	$53,806	$—

Investees
—Chengdu Mobile	$23,085	$77,574
—Dalian Mobile	—	9,063
—Guangtong Mobile	—	7,556
—Harbin Mobile	—	7,594
—Hubei Mobile	—	75,838
—Jilin Mobile	—	7,784

	$23,085	$185,409

	$76,891	$185,409

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(c) Advertising equipment sales to investee companies

The Group sold digital equipment at negotiated price to investees for a total amount of $290,521 and $1,839,598 for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, respectively. Details are as follows:

	2005	2006
Chengdu Mobile	$192,110	$366,772
Dalian Mobile	—	561,891
Harbin Mobile	9,423	106,614
Henan Mobile	—	280,327
Hubei Mobile	—	50,399
Jilin Mobile	88,988	473,595

	$290,521	$1,839,598

(d) Services rendered from investee companies

The Group has placed advertisements with Chengdu Mobile, Jilin Mobile, Dalian Mobile and Guangtong Mobile at negotiated prices for a total amount of $nil and $78,434 for the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006 , respectively. Details are as follows:

	2005	2006
Chengdu Mobile	$—	$41,908
Dalian Mobile	—	13,350
Guangtong Mobile	—	9,092
Jinlin Mobile	—	14,084

	$—	$78,434

(e) Rental expense

During the period from April 8, 2005 (date of inception) to December 31, 2005, the Group rented office space from a former shareholder of CDMTV, Shenzhen Meidi Zhiye Development Co., Ltd. (“Zhiye”). The rate for rent was determined based on negotiated prices. The rental expenses for the period is $26,037. During the period, Zhiye leased another office building to the Group at nil consideration. The market value of the lease was about of $18,936. Such amount was then regarded as equity holder’s contribution and recorded as rental expenses and additional paid-in capital.

(f) Others

During the period from April 8, 2005 (date of inception) to December 31, 2005 and for the year ended December 31, 2006, the Group paid office decoration charges of $79,830 and $6,306, respectively, to a company, of which Mr. Li Limin’s wife holds a beneficial interest.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

16. PROFIT APPROPRIATION

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiary are required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiary.

In accordance with the China Company Laws, the Company’s VIE and its subsidiaries must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIE and its subsidiaries are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised China Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus is made at the discretion of the Company’s VIE and its subsidiaries.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group did not make any appropriation to the reserve funds described above as it incurred losses in year 2005 and 2006.

17. RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary and VIE with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include registered capital and reserves of the Company’s PRC subsidiary, totaling approximately $8,355,733 as of December 31, 2006.

18. SUBSEQUENT EVENTS

In March 2007, the People’s Republic of China promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Law”) by Order No. 63 of the President of the People’s Republic of China, which will be effective from January 1, 2008. CDTC, CDMTV and its subsidiaries will then measure and pay FEIT or EIT pursuant to the New Law.

In March 2007, the Company authorized 17,889,088 Series B convertible redeemable preferred shares for consideration of $2.236 per share. As of June 30 2007, 8,944,544 Series B shares were issued for net proceeds of $19,015,199.

VISIONCHINA MEDIA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

In February 2007, the Group contributed $941,258 (RMB7,350,000) in cash for it 49% interest in a newly established entity, Suzhou Mobile.

In March 2007, the Group contributed $753,006 (RMB5,880,000) in cash for it 49% interest in a newly established entity, Changzhou Mobile.

In April, 2007, the Group contributed $627,505 (RMB4,900,000) in cash for it 49% interest in a newly established entity, Ningbo Mobile.

In April, May and July 2007, the Company granted options to purchase an aggregate of 2,230,739 common shares to employees and consultants under the Plan with the exercise price ranging from $1.9 to $3.545.

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—SCHEDULE I

BALANCE SHEET

(Amounts in U.S. dollars (“$”), except number of shares)

As of December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	876,378
Due from subsidiary	6,041,201
Prepaid expense and other current asset	41,295

Total current assets	6,958,874
Investment in subsidiary and variable interest entity	8,867,260

TOTAL ASSETS	15,826,134

LIABILITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liability:
Accrued expenses and other current liabilities	24,141

Total liability	24,141

Mezzanine equity
Series A convertible redeemable preferred shares ($0.0001 par value; 14,250,000 shares authorized, issued and outstanding as of December 31, 2006 (liquidation value: $21,375,000))	15,220,327
Shareholders’ equity
Common shares ($0.0001 par value; 50,000,000 shares authorized; and 22,000,000 shares issued and outstanding as of December 31, 2006)	2,200
Additional paid-in capital	6,136,689
Accumulated deficit	(5,557,223)

Total shareholders’ equity	581,666

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	15,826,134

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—SCHEDULE I

STATEMENTS OF OPERATIONS

(Amounts in U.S. dollars (“$”))

For the period from January 27, 2006 (date of incorporation) to December 31, 2006
General and administrative expenses	(80,052)
Equity in loss of subsidiary and variable interest entity	(3,951,674)

Operating loss	(4,031,726)

Interest income	57,836

Net loss	(3,973,890)

Deemed dividend on Series A convertible redeemable preferred shares	(1,583,333)

Net loss attributable to holders of common shares	(5,557,223)

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—SCHEDULE I

STATEMENT OF CHANGES OF SHAREHOLDERS’ EQUITY

(Amounts in U.S. dollars (“$”), except number of shares)

	Common shares		Additional paid-in capital	Accumulated Deficit	Total shareholders’ equity
	Number	Amount
Issue of common shares	22,000,000	2,200	6,057,937		6,060,137
Share-based compensation	—	—	78,752	—	78,752
Net loss	—	—	—	(3,973,890)	(3,973,890)
Deemed dividend on Series A convertible redeemable preferred shares	—	—	—	(1,583,333)	(1,583,333)

Balance at December 31, 2006	22,000,000	2,200	6,136,689	(5,557,223)	581,666

VISIONCHINA MEDIA INC.

CONDENSED FINANCIAL INFORMATION OF REGISTRANT—SCHEDULE I

STATEMENT OF CASH FLOWS

(Amounts in U.S. dollars (“$”))

For the period from January 27, 2006 (date of incorporation) to December 31, 2006
Cash flows from operating activities:
Net loss	(3,973,890)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of investee companies	3,951,674
Share-based compensation cost	78,752
Changes in assets and liabilities, net of effects of acquisitions:
Due from subsidiaries	(6,041,201)
Accrued expenses and other current liabilities	24,141
Prepaid expense and other current assets	(41,294)

Net cash used in operating activities	(6,001,818)

Cash flows from investing activities:
Investment in a subsidiary	(6,758,798)

Net cash used in investing activities	(6,758,798)

Cash flows from financing activities:
Proceeds from issuance of Series A preferred shares	13,636,994

Net cash provided by financing activities	13,636,994

Net increase in cash and cash equivalents	876,378

Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	876,378

Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2006, approximately $8,355,733 of the registered capital and reserves are not available for distribution, and as such, the condensed financial information of VisionChina Media Inc. has been presented for the period starting from January 27, 2006 (the date of incorporation). No condensed financial information has been presented for additional periods as the Company did not legally exist until January 27, 2006 and the historic consolidated financial statements presented represent those of the Group as if the Company had been incorporated as of the earliest period presented.

Basis of Presentation

For the purposes of the presentation of the parent company only financial information, the Company records its investment in subsidiaries under the equity method of accounting as prescribed in APB opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in Subsidiaries” and 100% of the subsidiaries’ profit or loss as “Equity in profit or loss of subsidiary companies” on the statement of operations and comprehensive income.

VISIONCHINA MEDIA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars (“$”), except number of shares)

	Notes	December 31, 2006	September 30, 2007	September 30, 2007
		(note 1)		Pro forma (note 2)
ASSETS
Current Assets:
Cash and cash equivalents		$5,215,693	$29,513,127
Accounts receivable, net of allowance for doubtful accounts of $73,354 and $76,447 as of December 31, 2006 and September 30, 2007, respectively		832,345	7,502,904
Amounts due from related parties	10	1,532,696	3,137,782
Prepaid expenses and other current assets	3	3,284,326	9,748,058

Total current assets		$10,865,060	$49,901,871

Non-current Assets:
Fixed assets, net	4	$442,640	$4,728,000
Investments under equity method	5	3,747,493	7,015,837
Other investments	11	1,988,583	2,739,729
Long-term prepaid expenses	3	—	314,549

Total non-current assets		$6,178,716	$14,798,115

TOTAL ASSETS		$17,043,776	$64,699,986

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$575,520	$2,674,578
Amounts due to related parties	10	185,409	148,008
Accrued expenses and other current liabilities	6	480,854	2,710,154

Total current liabilities		$1,241,783	$5,532,740

MEZZANINE EQUITY
Series A convertible redeemable preferred shares ($0.0001 par value; 14,250,000 and 15,994,173 shares authorized as of December 31, 2006 and September 30, 2007, respectively; and 14,250,000 issued and outstanding as of December 31, 2006 and September 30, 2007, respectively (liquidation value: $21,375,000))	7	$15,220,327	$16,839,608	$—
Series B convertible redeemable preferred shares ($0.0001 par value; 17,889,088 shares authorized, 17,889,088 shares issued and outstanding as of September 30, 2007 (liquidation value: $60,000,000))	7	—	41,233,310	—
Shareholders’ equity
Common shares ($0.0001 par value; 50,000,000 and 76,116,739 shares authorized as of December 31, 2006 and September 30, 2007, respectively; and 22,000,000 shares issued and authorized as of December 31, 2006 and September 30, 2007)		2,200	2,200	5,414
Additional paid-in capital		6,136,689	6,259,080	64,328,784
Accumulated deficit		(6,068,750)	(6,996,178)	(6,996,178)
Accumulated other comprehensive income		511,527	1,829,226	1,829,226

Total shareholders’ equity		$581,666	$1,094,328	$59,167,246

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		$17,043,776	$64,699,986

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VISIONCHINA MEDIA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in U.S. dollars (“US$”), except number of shares and per share data)

	Nine months ended September 30,
	2006	2007
Revenues:
Advertising service revenue	892,323	15,802,593
Advertising equipment revenue	962,375	1,570,662

Total revenues:	1,854,698	17,373,255

Cost of revenues:
Advertising service cost	1,323,776	8,690,916
Advertising equipment cost	860,550	1,308,372

Total cost of revenues:	2,184,326	9,999,288

Gross (loss) profit	(329,628)	7,373,967

Operating expenses:
Selling and marketing	243,600	1,215,808
General and administrative	1,088,642	1,751,091

Total operating expenses	1,332,242	2,966,899

Loss from equity method investees	(230,513)	(779,792)

Operating (loss) profit	(1,892,383)	3,627,276
Interest income	66,208	97,283
Other expense	(15,081)	(63,835)

Net (loss) income	(1,841,256)	3,660,724
Deemed dividend on convertible redeemable preferred shares	996,263	4,588,152

Net loss attributable to holders of common shares	(2,837,519)	(927,428)

Net loss per share:
Basic	(0.13)	(0.04)
Diluted	(0.13)	(0.04)

Shares used in computation of net loss per share:
Basic	22,000,000	22,000,000
Diluted	22,000,000	22,000,000

Proforma income per share on an as converted basis:
Basic		0.08
Diluted		0.08

Shares used in computation of proforma per share amount on an as converted basis
Basic		44,706,361
Diluted		45,154,212

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	22,784
Selling and marketing expenses	—	67,171
General and administrative expenses	—	32,436

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VISIONCHINA MEDIA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES OF

SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(Amounts in U.S. dollars (“$”), except number of shares)

	Common shares		Additional paid-in capital	Accumulated deficit	Accumulated Other comprehensive income	Total shareholders’ equity	Comprehensive income
	Number	Amount
Balance at January 1, 2007	22,000,000	2,200	6,136,689	(6,068,750)	511,527	581,666
Share-based compensation	—	—	122,391	—	—	122,391
Cumulative translation adjustment	—	—	—	—	1,317,699	1,317,699	1,317,699
Net income	—	—	—	3,660,724	—	3,660,724	3,660,724

							4,978,423

Deemed dividend on convertible redeemable preferred shares	—	—	—	(4,588,152)	—	(4,588,152)

Balance at September 30, 2007	22,000,000	2,200	6,259,080	(6,996,178)	1,829,226	1,094,328

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VISIONCHINA MEDIA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars (“US$”), except number of shares and per share data)

	Nine month period ended September 30,
	2006	2007
Cash flows from operating activities:
Net (loss) profit	$(1,841,256)	$3,660,724
Adjustments to reconcile net (loss) profit to net cash used in operating activities:
Depreciation and amortization	27,215	137,864
Loss from equity investees	230,513	779,792
Share-based compensation	—	122,391
Changes in operating assets and liabilities:
Accounts receivables	(281,807)	(6,471,931)
Prepaid expenses and other current assets	(3,239,962)	(5,129,390)
Amounts due from related parties	(803,083)	(1,502,075)
Accounts payable	(65,454)	36,522
Accrued expenses and other current liabilities	355,691	621,623
Amounts due to related parties	208,305	(32,080)

Net cash used in operating activities	(5,409,838)	(7,776,560)

Cash flows from investing activities:
Acquisition of fixed assets	(466,860)	(2,333,930)
Amounts due from related parties	1,259,525	—
Investments in under equity method investment	(2,274,386)	(3,854,500)
Deposit paid for establishment of an investee	—	(667,307)
Other investments	(1,543,769)	—

Net cash used in investing activities	(3,025,490)	(6,855,737)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	7,965,861	—
Proceeds from issuance of Series B convertible redeemable preferred shares, net of issuance cost	—	38,864,439
Direct incremental offering expenses paid	—	(469,612)

Net cash provided by financing activities	7,965,861	38,394,827

Effect of changes in exchange rate	170,426	534,904

Net (decrease) increase in cash and cash equivalents	(299,041)	24,297,434

Cash and cash equivalents at the beginning of the period	2,599,078	5,215,693

Cash and cash equivalents at the end of the period	2,300,037	29,513,127

Supplemental disclosure of cash flow information
Income taxes paid	—	—
Interest paid	—	—

Supplemental disclosure of non-cash financing activities:

In April 2006, the Company issued 14,250,000 Series A convertible redeemable preferred shares for total net proceeds of $13,363,994. As of September 30, 2006, $5,398,133 was held in escrow and was returned to the Group subsequent to September 30, 2006.

In March and July 2007, the Company issued in aggregate 17,889,088 Series B convertible redeemable preferred shares for total gross proceeds of $40,000,000, with issuance costs of $1,735,561. As of September 30, 2007, $600,000 issuance costs remained unpaid and included in accrued expenses and other current liabilities.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

1. BASIS OF PREPARATION

VisionChina Media Inc. ( the “Company”), formerly China Digital Media Corporation, was incorporated under the laws of the Cayman Islands on January 27, 2006. On August 13, 2007, China Digital Media Corporation was renamed VisionChina Media Inc.. The unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, China Digital Technology Consulting Co., Ltd. (“CDTC”) and its variable interest entity (“VIE”) China Digital Mobile Television Co., Ltd. (“CDMTV”), (collectively, the “Group”). All significant intercompany balances and transactions have been eliminated on consolidation.

On February 15, 2007, CDTC and CDMTV entered into a series of new agreements, which replaced the agreements entered into on March 30, 2006. These contractual arrangements continue to enable the Company to exercise effective control over CDMTV and its subsidiaries and receive substantially all of the economic benefits of CDMTV and its subsidiaries for an extended period of 25 years.

The accompanying unaudited condensed interim consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) . In the opinion of management, the unaudited condensed interim consolidated financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position at September 30, 2007, the Company’s consolidated results of operations for the nine months ended September 30, 2006 and 2007, consolidated cash flows for the nine months ended September 30, 2006 and 2007, and consolidated changes in shareholders’ equity for the nine months ended September 30, 2007. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year period. The 2006 year end consolidated balance sheet data were derived from audited financial statements, but do not include all disclosures required by generally accepted accounting principles.

These financial statements and the notes thereto should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition

Advertising equipment revenues are net of value-added sales tax incurred, which amounting to $163,604 and $267,013 for the nine months ended September 30, 2006 and 2007, respectively.

(b) Cost of revenues

The amount of business taxes and surcharges included in cost of advertising services totaled $39,940 and $672,367 for the nine months ended September 30, 2006 and 2007, respectively.

(c) Net loss per share

Basic net loss per share is computed by dividing net loss attributable to holders of common shares by the weighted average number of common shares outstanding during the periods. Diluted net loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common shares were

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

exercised or converted into common shares. At of September 30, 2006, the Company’s dilutive securities consisted of 14,250,000 convertible redeemable preferred shares issued and outstanding. As of September 30, 2007, the Company’s dilutive securities consisted of 4,938,639 share options and 32,139,088 convertible redeemable preferred shares outstanding. Common share equivalents of these dilutive securities are excluded from the computation in loss periods as their effects would be antidilutive.

(d) Income taxes

Income taxes related to ordinary income for interim periods are computed at an estimated annual effective tax rate and the income taxes related to all other items are individually computed and recognized when the items occur. The estimated effective tax rate is used in providing for income taxes on a current year-to-date basis.

Effective January 1, 2007, the Group applied FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. See footnote 9 for additional information including the impact of adopting FIN 48 on the Group’s condensed consolidated financial statements.

(e) Unaudited pro forma information

The unaudited pro forma balance sheet information as of September 30, 2007 assumes the conversion upon completion of the initial public offering of all 32,139,088 convertible redeemable preferred shares outstanding as of September 30, 2007 into common shares. Each convertible redeemable preferred share is convertible into one common share.

(f) Unaudited pro forma net income per share

Pro forma basic and diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares outstanding resulting from the assumed conversion upon the closing of the planned initial public offering of the outstanding convertible redeemable preferred shares.

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the followings:

	As of December 31, 2006	As of September 30, 2007
Advances to suppliers	$2,946,803	$7,395,545
Staff advances	208,329	97,856
Deposits	15,481	539,805
Direct offering expenses	—	1,525,254
Others	113,713	189,598

	$3,284,326	$9,748,058

Advances to suppliers mainly represent prepayment for media cost. At the balance sheet date, the amount to be utilized after one year is included in long-term prepaid expense under non-current assets.

Deposits mainly represent deposits for media cost agreements.

VISIONCHINA MEDIA INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

4. FIXED ASSETS, NET

Fixed assets consist of the following:

	As of December 31, 2006	As of September 30, 2007
Computers and office equipment	$190,890	$334,971
Media display equipment	83,194	4,067,210
Motor vehicles	56,476	92,637
Leasehold improvements	158,179	421,942

Sub-total	$488,739	$4,916,760
Less: accumulated depreciation and amortization	46,099	188,760

	$442,640	$4,728,000

Depreciation and amortization expense was $27,215 and $137,864 for the nine months ended September 30, 2006 and 2007, respectively.

As of September 30, 2007, included in media display equipment are assembly in progress of $2,018,675. These assets will be placed in service in the fourth quarter of 2007.

5. INVESTMENTS UNDER EQUITY METHOD

During the nine months ended September 30, 2007, CDMTV made cash investments totalling $965,581, $772,465 and $643,720 for its 49% equity interests in Suzhou China Mobile Television Co., Ltd. (“Suzhou Mobile”), Changzhou China Mobile Television Co., Ltd. (“Changzhou Mobile”) and Ningbo China Digital Mobile Television Co., Ltd. (“Ningbo Mobile”) , respectively. These equity method investees have been separately established with 3 separate parties for the purpose of engaging in provision of digital mobile television advertising services in the PRC.

In addition, CDMTV made additional cash investments of $965,580 and $507,154 to its existing equity method investee, Dalian Mobile Digital Television Company Limited (“Dalian Mobile”) and Hubei China Digital Television Company Limited (“Hubei Mobile”), respectively.

As of September 30, 2007, CDMTV has totally nine equity method investees. The Group has accounted for these investments using equity method of accounting.

The combined results of operations and financial position of these investments are summarized below:

	Nine months ended September 30,
	2006	2007
Condensed statement of operations information:
Revenue	$368,761	$1,125,994
Net losses	(350,044)	(1,233,393)

Group’s equity in net loss of investees	$(171,522)	$(604,363)

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

	As of December 31, 2006	As of September 30, 2007
Condensed balance sheet information:
Current assets	$2,845,848	$6,481,356
Non-current assets	3,605,746	7,644,068

Total assets	$6,451,594	$14,125,424

Liabilities	$1,132,015	$3,800,039
Equity	5,319,579	10,325,385

Total liabilities and equity	$6,451,594	$14,125,424

Croup’s share of net assets	$2,985,914	$5,535,862

As of December 31, 2006 and September 30, 2007, the carrying value of the Group’s investments under equity method was $3,747,493 and $7,015,837, respectively. The difference between the carrying value of the Group’s investments under equity method and the Group’s share in its investees’ net assets was attributable to the amount of gross profit recognized on the sales of certain media display equipment to its investees; and the adjustment attributable to intangible asset, which represent the broadcasting rights contributed by the investors, identified on formation and its related amortization.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31, 2006	As of September 30, 2007
Accrued expenses	$24,066	$859,073
Accrued direct offering expenses	—	1,055,642
Accrued professional service fees	121,019	123,431
Accrued payroll and welfare	144,609	111,488
Taxes payable	64,775	165,444
Customer deposits	69,919	323,269
Other payables	56,466	71,807

	$480,854	$2,710,154

7. CONVERTIBLE REDEEMABLE PREFERRED SHARES

In March and July 2007, the Company issued in aggregate 17,889,088 Series B convertible redeemable preferred shares (“Preferred Share(s)”) for $2.236 per share for total proceeds of $38,264,439, net of issuance costs of $1,735,561.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

The holders of Preferred Shares have various rights and preferences as follows:

Redemption

The Preferred Shares shall not be redeemable at the option of holders of the Preferred Shares except:

(1) optional redemption beginning on April 13, 2009; or suspension or termination of wireless television signals which represented more than 50% of the Company’s television network. The redemption price for each of Preferred Shares shall be equal one hundred and fifty percent (150%) of the applicable original issue price, plus in each case all dividends declared and unpaid with respect thereto per Preferred Share then held by such holder; or

(2) insufficient Funds. If the Company’s assets or funds which are legally available on the date that any redemption payment is due are insufficient to pay in full all redemption payments to be paid on such date, those assets and fund funds which are legally available shall be used to pay all redemption payments due on such date ratably in proportion to the full amounts to which the holders to which such redemption payments are due would otherwise be respectively entitled thereon.

Dividends

Each holder of Preferred Shares shall be entitled to receive dividends, on a pari passu basis, out of any funds or assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the common shares, at 8% in respect of such Preferred Shares when, as and if declared by the Board of Directors, but not otherwise. All such dividends per Preferred Share shall be cumulative from the date that the Board of Directors declares such dividends.

Conversion

Subject to the provisions of the Memorandum and the Articles, Preferred Shares may, at the option of the holder thereof, be converted at any time into fully-paid and nonassessable common shares based on the applicable then-effective conversion price. The initial conversion price for Series A convertible redeemable preferred shares and Series B convertible redeemable preferred shares shall be US$1.00 and US$2.236 respectively and the initial per share conversion ratio for Preferred Shares to common shares shall be 1:1, which shall be subject to adjustment subject to adjustment for stock dividends, stock splits, combinations and similar events. Each Preferred Share shall automatically be converted into common shares upon the closing of a qualified initial public offering, based on the applicable then-effective conversion price.

Voting

Subject to the provisions of the Memorandum and the Articles, at all general meetings of the Company: (i) the holder of each common share issued and outstanding shall have one vote in respect of each common share held, and (ii) the holder of Preferred Shares shall be entitled to such number of votes as equals the whole number of common shares into which such holder’s collective Preferred Shares are convertible immediately after the close of business on the record date of the determination of the Company’s shareholders entitled to vote or, if no such record date is established, at the date such vote is taken or any written consent of the Company’s shareholders is first solicited. Subject to provisions to the contrary elsewhere in the Memorandum and these Articles, or as required by the Statute, the holders of Preferred Shares shall vote together with the holders of common shares, and not as a separate class or series, on all matters put before the Members.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

Liquidation

Upon any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, before any distribution or payment shall be made with respect to any common shares, an amount shall be paid on a pari passu basis with respect to each Preferred Share equal to the greater of (i) one hundred fifty percent (150%) of the applicable original issue price (as adjusted for any dividend of shares, division or combination of shares recapitalizations and the like) plus all dividends declared and unpaid with respect thereto (the “Preference Amount”); and (ii) a pro rata share of all funds and assets of the Company legally available for distribution to shareholders of the Company on the basis as if all the Preferred Shares were converted into common shares immediately before the holding of the general meeting, plus all declared but unpaid dividends thereon.

As of September 30, 2007, the Company had 14,250,000 Series A convertible redeemable preferred shares and 17,889,088 Series B convertible redeemable preferred shares outstanding. In respect of the Series A convertible redeemable preferred shares and Series B convertible redeemable preferred shares, the Company accrued the redemption premium over the redemption period as a deemed dividend with a debit to the deficit of $996,263 and $4,588,152 in the nine months ended September 30, 2006 and 2007, respectively.

8. SHARE OPTION PLAN

In April, May, July and August 2007, the Group granted 3,236,639 share options with exercise prices ranging from $1.00 to $ 6.545 to purchase common shares to employees and consultants. The vesting periods of the options under the option plan adopted in 2006 (the “Plan”) are determined based on individual stock option agreements. Options generally vest and become exercisable over four years. Included in 3,236,639 share options granted, 1,845,748 options granted were vested based on certain performance conditions. The Management has used the Black-Scholes option pricing model to estimate the fair values of the options on grant dates with the following weighted-average assumptions:

	April, 2007	May, 2007	July, 2007	August, 2007
Risk-free interest rate	4.99%	4.96%	5.31%	4.81%
Expected life	1.89 years	2.67 years	1.72 years	2.53 years
Assumed volatility	0.361	0.361	0.317	0.317
Expected dividends	0%	0%	0%	0%

The fair value of the option granted in April and May was determined on contemporaneous basis by the management of the Company, with reference to Series B convertible redeemable preferred shares. For the options granted in July and August, the fair value of the options were determined based on contemporaneous valuation by a third party valuation specialist.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

A summary of option under the Option Plan as of September 30, 2007 and changes in the period is presented below:

	Number of Shares	Weighted-average Exercise Price	Weighted- average Remaining Contractual Life	Weighted-average Fair Value
Outstanding as of January 1, 2007	1,894,000	0.86		0.19
Granted
—April 6, 2007	800,739	1.90		0.22
—May 16, 2007	200,000	1.84		0.33
—July 6, 2007	1,230,000	3.545		0.04
—August 30, 2007	1,005,900	6.545		0.07
Exercised	—	—		—
Forfeited	(192,000)	1.00		0.17

Outstanding as of September 30, 2007	4,938,639	2.89	9.58	0.14

Vested and expected to vest as of September 30, 2007	4,455,800	2.96	9.59	0.13

Exercisable as of September 30, 2007	1,156,289	1.93	9.48	0.14

The aggregate intrinsic value of the share option at the dates of grant were zero, as the exercise prices were higher than the fair value of the Common Shares at each grant date.

The fair value of common shares on April 6, 2007, May 16, 2007, July 6, 2007 and August 30, 2007 were approximately $1.52, $1.52, $1.78 and $2.71 respectively.

The total fair value of options vested and expensed for the nine months ended September 30, 2006 and 2007 was $nil and $122,391, respectively. During the nine months ended September 30, 2007, compensation cost of $22,784, $67,171 and $32,436 were recognized and included in cost of revenues, selling and marketing expense; and general and administrative expenses, respectively.

As of September 30, 2007, there was $409,754 of total unrecognized share-based compensation cost related to nonvested share options granted under the Plan. That cost is expected to be recognized over 4 years.

9. INCOME TAXES

There was no current or deferred income tax expense or benefit for the nine months ended September 30, 2006 and 2007.

In March 2007, the People’s Republic of China promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Law”) by Order No. 63 of the President of the People’s Republic of China, which will be effective from January 1, 2008. CDTC, CDMTV and its subsidiaries will then measure and pay Foreign Enterprise Income Tax or Enterprise Income Tax pursuant to the New Law.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined in that statement. FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

The Group applied the provisions of FIN 48 effective January 1, 2007. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there are no significant uncertain tax positions requiring recognition in financial statements. The Group has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of September 30, 2007, there is no interest and penalties related to uncertain tax positions. The year 2005 to 2007 remain subject to examination by the PRC tax authorities.

10. RELATED PARTY TRANSACTIONS

(a) Details of amounts due from related parties as of December 31, 2006 and September 30, 2007 are as follows:

	As of December 31, 2006	As of September 30, 2007
Investees
—Chengdu Mobile Digital Television Company Limited (“Chengdu Mobile”)	$162,447	$650,428
—Dalian Mobile	178,404	95,879
—Harbin China Mobile Television Company Limited (“Harbin Mobile”)	3,200	3,337
—Henan China Digital Mobile Television Company Limited (“Henan Mobile”)	817,089	831,579
—Hubei China Digital Television Company Limited (“Hubei Mobile”)	41,968	130,407
—Jilin Mobile Television Company Limited (“Jinlin Mobile”)	329,588	396,067
—Suzhou Mobile	—	30,290
—Changzhou Mobile	—	73,404
—Ningbo Mobile	—	859,660
—Wuxi Guangtong Digital Mobile Television Company Limited (“Guangdong Mobile”)	—	66,731

	$1,532,696	$3,137,782

The amounts due from related parties are non-interest bearing and repayable on demand.

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

(b) Details of amounts due to related parties as of December 31, 2006 and September 30, 2007 are as follows:

	As of December 31, 2006	As of September 30, 2007
Investees
—Chengdu Mobile	$77,574	$72,416
—Dalian Mobile	9,063	34,182
—Guangtong Mobile	7,556	7,334
—Harbin Mobile	7,594	—
—Hubei Mobile	75,838	1,158
—Jilin Mobile	7,784	18,945
—Changzhou Mobile	—	13,973

	$185,409	$148,008

(c) Advertising equipment sales to investee companies

The Group sold digital equipment at negotiated price to investees for a total amount of $962,375 and $1,570,662 for the nine months ended September 30, 2006 and 2007, respectively. Details are as follows:

	For the period From January 1 to September 30, 2006	For the period From January 1 to September 30, 2007
Chengdu Mobile	$236,942	$86,131
Dalian Mobile	365,265	229,822
Harbin Mobile	67,428	6,567
Henan Mobile	80,093	123,486
Hubei Mobile	—	148,042
Jilin Mobile	212,647	—
Suzhou Mobile	—	189,145
Changzhou Mobile	—	183,915
Ningbo Mobile	—	603,554

	$962,375	$1,570,662

(d) Services rendered from investee companies

The Group has received broadcasting service from Chengdu Mobile, Jilin Mobile, Dalian Mobile and Guangtong Mobile at negotiated prices for a total amount of $40,652 and $112,160 for the nine months ended September 30, 2006 and 2007, respectively. Details are as follows:

	For the period From January 1 to September 30, 2006	For the period From January 1 to September 30, 2007
Chengdu Mobile	$22,395	$40,928
Dalian Mobile	5,827	24,229
Guangtong Mobile	2,356	35,262
Jilin Mobile	10,074	10,594
Hubei Mobile	—	1,147

	$40,652	$112,160

VISIONCHINA MEDIA INC.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Amounts in U.S. dollars (“$”), except number of shares and per share data)

(unaudited)

(e) Others

In March 2007, the Group borrowed an aggregated amount of $2,246,453 from a related party, Shenzhen Meidi Zhiye Development Co., Ltd.. The amount was interest-free and fully settled during the period.

In addition, for the nine months ended September 30, 2006 and 2007, the Group paid office decoration charges of $6,306 and $173,685, respectively, to a company of which Mr. Li Limin’s wife has a beneficial interest.

11. SUBSEQUENT EVENTS

In October, 2007 the Group established Guangzhou Jiaojian Multimedia Information Technology Co., Ltd. in which the Group has a 50% equity interest. As of September 30, 2007, the Group has prepaid $667,307 as investment deposit which included in other investment.

In November 2007, the Company increased the aggregate number of shares reserved for issuance under the Plan to 7,000,000 shares.

Making Ubiquitous Access to Television a Reality for China's 1.3 Billion Consumers

Vision China 華視

Real-time news, stock quotes, traffic updates, sports highlights and entertainment programs mean more effective advertisements for our clients

VisionChina Media | Vision in Action

13,500,000 American Depositary Shares

VisionChina Media Inc.

Representing 13,500,000 Common Shares

Credit Suisse	Merrill Lynch & Co.

CIBC World Markets	Susquehanna Financial Group, LLLP

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our Articles of Association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our common shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Sale or Issuance	Title of Security		Number of Securities		Consideration (US$)		Underwriting Discount and Commission
Limin Li	February 9, 2006 April 12, 2006 August 30, 2007	(a (d	) )	15,750,000	(1)	—	(2)	n/a
Yanqing Liang	February 9, 2006 April 12, 2006	(a	)	6,600,000		—	(2)	n/a
OZ Master Fund, Ltd.	April 12, 2006	(b	)	6,777,300		6,777,300		n/a
OZ Asia Master Fund, Ltd.	April 12, 2006	(b	)	6,895,575		6,895,575		n/a
OZ Global Special Investments Master Fund, L.P.	April 12, 2006	(b	)	577,125		577,125		n/a
Milestone Mobile TV Media Holdings I Limited	March 9, 2007 July 31, 2007	(c	)	3,130,590		6,999,999		n/a
Milestone Mobile TV Media Holdings II Limited	March 9, 2007 July 31, 2007	(c	)	3,130,590		6,999,999		n/a
Milestone Mobile TV Media Holdings III Limited	March 9, 2007 July 31, 2007	(c	)	447,228		1,000,002		n/a
Milestone Mobile TV Media Holdings IV Limited	March 9, 2007 July 31, 2007	(c	)	1,341,682		3,000,001		n/a
IPROP Holdings Limited	March 9, 2007 July 31, 2007	(c	)	4,472,272		10,000,000		n/a
GSPS Asia Limited	March 9, 2007 July 31, 2007	(c	)	5,366,726		11,999,999		n/a
Employees of the Registrant and other individuals	(3)	(d	)	4,780,639		n/a		n/a
Employees of the Registrant	November 20, 2007	(a	)	710,750		550,750		n/a

(1)	Includes one common share issued to Mapcal Limited on January 27, 2006, and transferred to Mr. Li on February 9, 2006, and includes 350,000 common shares issuable upon the exercise of options to purchase our common shares granted to Mr. Li on August 30, 2007.

(2)	Mr. Li and Ms. Liang originally invested an aggregate of RMB50 million in CDMTV. In connection with the establishment of our company and the contractual arrangements between our company, on the one hand, and CDMTV, Mr. Li and Ms. Liang, on the other hand, we obtained control of CDMTV and issued our common shares to Mr. Li and Ms. Liang.
(3)	The options to purchase common shares of the registrant were granted to various employees of the registrant and other individuals at various dates from April 15, 2006 to August 31, 2007.
(a)	Common shares.
(b)	Series A preferred shares.
(c)	Series B preferred shares.
(d)	Options to purchase common shares.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against pubic policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shenzhen, People’s Republic of China, on November 21, 2007.

VISIONCHINA MEDIA INC.

By:	/s/ Limin Li
Name:	Limin Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Limin Li Limin Li	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	November 21, 2007

	/s/ Yanqing Liang Yanqing Liang	Director	November 21, 2007

	Manoj Jain	Director

	/s/ Yunli Lou Yunli Lou	Director	November 21, 2007

	/s/ Dina Liu Dina Liu	Chief Financial Officer (principal financial and accounting officer)	November 21, 2007

	* Name: Donald J. Puglisi Title: Managing Director Puglisi & Associates	Authorized U.S. Representative	November 21, 2007

By:	/s/ Dina Liu Name: Dina Liu Attorney-in-Fact

VISIONCHINA MEDIA INC.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.

3.1	Second Memorandum and Articles of Association of the Registrant, as currently in effect.

3.2*	Third Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of the offering.

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).

4.2	Registrant’s Specimen Certificate for Common shares.

4.3	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners from time to time of the American Depositary Shares issued thereunder.

4.4	Share Purchase Agreement, dated April 12, 2006, in respect of the sale of Series A preferred shares of the Registrant.

4.5	Share Purchase Agreement, dated March 9, 2007, in respect of the sale of Series B preferred shares of the Registrant.

4.6	Shareholders Agreement, dated April 12, 2006, among the Registrant and certain investors in Registrant’s Series A preferred shares.

4.7	Amended and Restated Shareholders Agreement, dated March 9, 2007, among the Registrant and certain investors in Registrant’s Series A preferred shares and certain investors in Registrant’s Series B preferred shares.

4.8	Amendment No. 1 to the Amended and Restated Shareholders Agreement, dated November 8, 2007, among the same parties.

5.1	Opinion of Maples and Calder regarding the validity of the common shares being registered.

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters.

8.2	Opinion of Grandall Legal Group regarding certain PRC tax matters.

10.1	Registrant’s 2006 Share Incentive Plan.

10.2	Form of Indemnification Agreement with the Registrant’s directors.

10.3	Translation of Loan Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.4	Translation of Loan Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.5	Translation of Technology Service and Management Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd.

10.6	Translation of Technology Service and Management Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd.

10.7	Translation of Domain Name License Agreement dated February 15, 2007 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd.

10.8	Translation of Domain Name License Agreement dated March 31, 2006 between China Digital Technology Consulting (Shenzhen) Co., Ltd. and China Digital Mobile Television Co., Ltd.

10.9	Translation of Option Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.10	Translation of Option Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.11	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Limin Li.

10.12	Translation of Proxy Letter dated March 31, 2006 and Amendment to Proxy Letter dated February 15, 2007 of Yanqing Liang.

10.13	Translation of Equity Pledge Agreement dated February 15, 2007 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.14	Translation of Equity Pledge Agreement dated March 31, 2006 among China Digital Technology Consulting (Shenzhen) Co., Ltd. and Limin Li and Yanqing Liang.

10.15†	Translation of Cooperation Agreement dated October 13, 2006 between China Digital Mobile Television Co., Ltd. and Beijing Beiguang Media Mobile Television Co., Ltd.

10.16†	Translation of Advertising Time on Bus Mobile Television Platform in Shenzhen Exclusive Agency Agreement dated December 31, 2006 between China Digital Mobile Television Co., Ltd. and Shenzhen Mobile Television Co., Ltd.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.

23.2	Consent of Maples and Calder (included in Exhibit 5.1).

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1).

23.4	Consent of Grandall Legal Group.

23.5	Consent of American Appraisal.

23.6	Consent of CTR Market Research.

24.1	Powers of Attorney (included on signature page).

99.1*	Code of Business Conduct and Ethics of the Registrant.

99.2	Opinion of Grandall Legal Group

*	To be filed by amendment.
†	Confidential treatment has been requested for portions of this document.